Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-260798

March 14, 2023

PROSPECTUS SUPPLEMENT NO. 4

PERIMETER SOLUTIONS, SA

8,505,000 Ordinary Shares and
116,304,810 Ordinary Shares

This prospectus supplement amends the prospectus dated November 12, 2021, as supplemented on June 3, 2022, August 9, 2022 and November 22, 2022 (the “Prospectus”) of Perimeter Solutions, SA, a public company limited by shares (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), which forms a part of the Company’s Registration Statement on Form S-1, as amended (No. 333-260798). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023, as set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The ordinary shares of the Company are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PRM” The closing sale price on the NYSE for the ordinary shares of the Company on March 13, 2023 was $7.60 per share.

Investing in the Company’s ordinary shares involves risks. See “Risk Factors” beginning on page 18 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is March 14, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 10-K
________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
Commission File Number 001-41027
_______________________________
PERIMETER SOLUTIONS, SA
(Exact name of Registrant as specified in its Charter)
_________________________________________

Grand Duchy of Luxembourg	98-1632942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12E rue Guillaume Kroll, L-1882 Luxembourg Grand Duchy of Luxembourg 352 2668 62-1
(Address of principal executive offices and zip code)
Registrant’s telephone number, including area code: (314) 396-7343
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value $1.00 per share	PRM	New York Stock Exchange
Warrants for Ordinary Shares	PRMFF	OTC Markets Group Inc.
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
The aggregate market value of ordinary shares held by non-affiliates of the registrant, computed by reference to the closing sale price of the ordinary shares on the New York Stock Exchange as of June 30, 2022, the last business day of the registrant’s most recently completed second fiscal quarter, was $1,662,528,675.
As of February 24, 2023, there were 158,629,459 ordinary shares, nominal value $1.00 per share, outstanding.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant’s definitive proxy statement for its 2023 Annual Meeting of Shareholders, which will be filed within 120 days of December 31, 2022, are incorporated by reference into Part III of this Annual Report on Form 10-K.

EXPLANATORY NOTE — RESTATEMENT OF FINANCIAL INFORMATION
In connection with preparing the consolidated financial statements for the year ended December 31, 2022 (this “Annual Report”) we determined that:
•the technical requirements under Accounting Standards Codification (“ASC”) Topic 718, “Compensation—Stock Compensation” for establishing a grant date on the date when performance-based non-qualified stock options ("PBNQSO") were awarded to employees and non-employees were not met since a mutual understanding of the terms and conditions did not exist as our compensation committee has the ability to adjust, at its discretion, how the annual operational performance per diluted share (“AOP”) against the performance target will be measured. Consequently, the service inception date of these PBNQSO precedes the grant date and we should have recognized compensation expense beginning on the service inception date and remeasured the fair value of the PBNQSO at the end of each reporting period until a grant date is established. Under the previously applied accounting treatment, we recorded compensation costs based on the grant date fair value calculated using the Black-Scholes option-pricing model (the “Stock Options Error”); and
•the amortization of the step-up in basis of inventory, which is a non-cash adjustment to inventory cost established at the time of Business Combination (as defined below) was understated during the period from November 9, 2021 through December 31, 2021 (the “Inventory Amortization Error”).
Management evaluated the effect of the Stock Options Error and the Inventory Amortization Error on our previously issued consolidated financial statements under ASC 250, “Accounting Changes and Error Corrections”, Staff Accounting Bulletin No. 99, “Materiality”, and Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and concluded that:
•the Stock Options Error and the Inventory Amortization Error were material to the previously issued unaudited condensed consolidated financial statements for the quarterly and year-to-date periods ended September 30, 2022 (“September 2022 Quarter”) and June 30, 2022 (“June 2022 Quarter”), and, as a result, such unaudited financial statements should be restated;
•Stock Options Error and the Inventory Amortization Error were immaterial to the previously issued unaudited condensed consolidated financial statements for the quarter ended March 31, 2022 (“March 2022 Quarter”), and, as a result, such unaudited financial statements should be revised.
•Inventory Amortization Error was immaterial to the previously issued audited consolidated financial statements as of December 31, 2021 and for the period from November 9, 2021 through December 2021 (“December 2021 Period”), and, as a result, such financial statements should be revised.
This Annual Report includes (1) unaudited condensed consolidated financial statements for the September 2022 Quarter and the June 2022 Quarter with modifications as necessary to reflect the restatement, (2) unaudited condensed consolidated financial statements for the March 2022 Quarter with modifications as necessary to reflect revisions for correcting immaterial errors and (3) consolidated financial statements for the December 2021 Period with modifications as necessary to reflect revisions for correcting an immaterial error to the following items: Part I, Item 1A. Risk Factors, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Part II, Item 8. Financial Statements and Supplementary Data and Part II, Item 9A. Controls and Procedures.
We do not plan to amend previously issued September 2022 Quarter and June 2022 Quarter quarterly reports in connection with the restatement. Accordingly, investors should no longer rely upon our previously released financial statements and any earnings releases or other financial communications relating to this period. The condensed consolidated financial statements that have been previously filed or otherwise reported for this period are superseded by the information in this Annual Report. Unless otherwise stated, all financial and accounting information contained in this Annual Report has been revised to reflect the corrected presentation.
In connection with the restatement, management has assessed the effectiveness of internal control over financial reporting. Based on this assessment, management identified material weaknesses in our internal control over financial reporting, resulting in the conclusion by our Chief Executive Officer and Chief Financial Officer that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. Management is taking steps to remediate the material weaknesses in our internal control over financial reporting, as described in Part II, Item 9A, “Controls and Procedures.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve risks and uncertainties and reflect our current views with respect to, among other things, future events and our financial performance. When used in this report, the words “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “indicate,” “seek,” “should,” “would,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. These forward-looking statements include, without limitation, statements about the following matters:
•our expectations regarding the impact of the novel strain of coronavirus, SARS-CoV-2, which causes COVID-19 (“COVID-19”) pandemic on our business;
•our expectations regarding the impact of the conflict in Ukraine on our business;
•future financial performance, including any growth or expansion plans and opportunities;
•our ability to expand our fire safety business;
•our beliefs regarding certain growth drivers in our fire safety business;
•our ability to grow long-term value through, among other things, the continuing performance improvement of our existing operations, execution of a disciplined capital allocation and management of our capital structure;
•our expectations regarding future capital expenditures;
•cash flow projections;
•our ability to maintain a leadership position in any market;
•expectations concerning sources of revenue;
•expectations about demand for fire retardant products, equipment and services;
•the size of the markets we compete in and potential opportunities in such markets or new markets;
•expectations concerning certain of our products’ ability to protect life and property as population settlement locations change;
•expectations concerning the markets in which we will operate in the coming years, overall economic conditions and disruptive weather events;
•expectations concerning repurchases of our Ordinary Shares (as defined below) under the Share Repurchase Plan (as defined below);
•our beliefs regarding the sufficiency of our current sources of liquidity to fund our future liquidity requirements, our expectations regarding the types of future liquidity requirements and our expectations regarding the availability of future sources of liquidity;
•our expectations and beliefs regarding accounting and tax matters; and
•the expected outcome of litigation matters and the effect of such claims on business, financial condition, results of operations or cash flows.
Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date of this Annual Report, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to those summarized below:
•the direct and indirect adverse impact of the COVID-19 pandemic on the global economy and the related governmental regulations and restrictions;
•the impact of the conflict in Ukraine on the global economy and our business;
•negative or uncertain worldwide economic conditions;

•volatility, seasonality and cyclicality in the industries in which we operate;
•our ability to realize the strategic and financial benefits of the Business Combination (as defined below);
•our substantial dependence on sales to the U.S. Department of Agriculture (“USDA”) Forest Service and the state of California and the risk of decreased sales to these customers;
•changes in the regulation of the petrochemical industry, a downturn in the lubricant additives and/or fire retardant end markets or our failure to accurately predict the frequency, duration, timing, and severity of changes in demand in such markets;
•changes in customer relations or service levels;
•a small number of our customers represent a significant portion of our revenue;
•failure to continuously innovate and to provide products that gain market acceptance, which may cause us to be unable to attract new customers or retain existing customers;
•improper conduct of, or use of our products, by employees, agents, government contractors or collaborators;
•changes in the availability of products from our suppliers on a long-term basis;
•production interruptions or shutdowns, which could increase our operating or capital expenditures or negatively impact the supply of our products resulting in reduced sales;
•changes in the availability of third-party logistics suppliers for distribution, storage and transportation;
•increases in supply and raw material costs, supply shortages, long lead times for components or supply changes;
•adverse effects on the demand for our products or services due to the seasonal or cyclical nature of our business or severe weather events;
•introduction of new products, which are considered preferable, which could cause demand for some of our products to be reduced or eliminated;
•current ongoing and future litigation, including multi-district litigation and other legal proceedings;
•heightened liability and reputational risks due to certain of our products being provided to emergency services personnel and their use to protect lives and property;
•future products liabilities claims where indemnity and insurance coverage could be inadequate or unavailable to cover these claims due to the fact that some of the products we produce may cause adverse health consequences;
•compliance with export control or economic sanctions laws and regulations;
•environmental impacts and side effects of our products, which could have adverse consequences for our business;
•compliance with environmental laws and regulations;
•our ability to protect our intellectual property rights and know-how;
•our ability to generate the funds required to service our debt and finance our operations;
•fluctuations in foreign currency exchange;
•potential impairments or write-offs of certain assets;
•the adequacy of our insurance coverage; and
•challenges to our decisions and assumptions in assessing and complying with our tax obligations.
For additional information regarding known material factors that could cause our actual results to differ from our projected results, please read (1) Part I, Item 1A. “Risk Factors” in this Annual Report; (2) our reports and registration statements filed from time to time with the Securities and Exchange Commission (the “SEC”), and (3) other public announcements we make from time to time. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

SUMMARY OF RISK FACTORS
Our business is subject to varying degrees of risk and uncertainty. Below is a summary of the principal risk factors that may affect our business, financial condition and results of operations. This summary does not address all of the risks that we face. Investors should carefully consider the risks and uncertainties summarized below along with additional discussion of such summarized risks under the heading “Risk Factors” herein, together with other information in this Annual Report and our other filings with the SEC.
Risks Related Our Business and Industry
•demand for our products is impacted by a number of factors outside of our control;
•a small number of our customers represent a significant portion of our revenue;
•as a supplier and service provider to the U.S. government and many foreign governments, states, and municipalities, we are subject to certain heightened risks;
•our profitability could be negatively impacted by price and inventory risk;
•inflation could adversely affect our business and results of operations;
•risks from the improper conduct of, or use of our products, by employees, agents, government contractors, or collaborators could adversely affect our reputation;
•risks related to purchasing products from our suppliers on a long-term basis and production interruptions or shutdowns;
•reliance on third-party logistics suppliers for distribution, storage, transportation, operating supplies and products;
•we are susceptible to supply and raw material cost increases, supply shortages, long lead times, and supply changes;
•if we fail to continuously innovate and to provide products that gain market acceptance, we may be unable to attract new customers or retain existing customers;
•the seasonal or cyclical nature of our business and severe weather events may cause demand for our products and services to be adversely affected;
•our industry and the markets in which we operate have few large competitors and increased competitive pressures;
•our competitive position could be adversely affected if we fail to protect our patents, trade secrets or other intellectual property rights, if our patents expire or if we become subject to infringement claims;
•risks inherent in our global operations;
•we may fail to realize the strategic and financial benefits currently anticipated from the Business Combination (as defined below);
•subsequent to the consummation of the Business Combination (as defined below), we may be required to take write-downs or be subject to restructuring, impairment or other charges that could have a significant negative effect on our business and financial condition as well as the price of our Ordinary Shares (as defined below), which could cause you to lose some or all of your investment;
•our substantial indebtedness may adversely affect our cash flow and our ability to operate our business;
•terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities;
•we may incur substantial additional indebtedness;
•an increase in interest rates would increase the costs on our revolving credit facility and on our variable rate indebtedness;
•our business may be negatively impacted as a result of Russian actions in Ukraine.
Risks Related to Regulatory and Legal Matters
•risks related to litigation by customers, suppliers and other third parties, including multi-district litigation and other legal proceedings;
•certain of our products are provided to emergency services personnel and are intended to protect lives and property, so we are subject to heightened liability and reputational risks;
•some of the products we produce may cause adverse health consequences and we are and may be subject in the future to product liability claims, and indemnity and insurance coverage could be inadequate or unavailable to cover these claims;
•risks related to non-compliance with export control or economic sanctions laws and regulations U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anticorruption, anti-bribery and anti-kickback laws, environmental laws and laws and regulations related to PFAS (as defined below);
•our contracts with the federal or state governments subject us to additional oversight and risks;
•our products are subject to extensive government scrutiny and regulation, including the USDA Forest Service qualification process;
•environmental laws and regulations may subject us to significant liabilities;
•legal and regulatory claims, investigations and proceedings may be initiated against us in the ordinary course of business.

Risks Related to Operating as a Public Company
•our management has limited experience in operating a public company;
•the requirements of being a public company may strain our resources and divert management’s attention;
•we have identified material weaknesses in our internal control over financial reporting which we may not successfully remediate or fail to maintain effective internal controls over financial reporting;
•our results of operations may differ significantly from the unaudited pro forma financial data included in the registration statement filed in connection with the Business Combination (as defined below);
•if the Business Combination’s benefits do not meet the expectations of investors or securities analysts or a market for our securities does not continue, it would adversely affect the liquidity and price of our securities;
•if analysts do not publish data about us or change their opinion regarding our business, then the price and trading volume of our Ordinary Shares (as defined below) or Warrants (as defined below) could decline;
•there are risks for any holders of our Warrants (as defined below);
•EverArc Founders (as defined below) may have interests that are different than the interests of our shareholders;
•payment of fees in cash pursuant to the advisory agreement entered into by EverArc (as defined below) on December 12, 2019 ("Founder Advisory Agreement") with EverArc Founders, LLC, a Delaware limited liability company ("EverArc Founder Entity") which is owned and operated by William N. Thorndike, Jr., W. Nicholas Howley, Tracy Britt Cool, Vivek Raj and Haitham Khouri ( collectively the "EverArc Founders") could reduce cash available for investment, working capital and distribution to shareholders; it being noted that the Founder Advisory Agreement has been assigned to PSSA (as defined below) on November 9, 2021, pursuant to an assignment and assumption agreement entered into by PSSA (as defined below), EverArc (as defined below) and the EverArc Founder Entity;
•shareholders will experience dilution as a consequence of the issuance of our Ordinary Shares (as defined below) as payment for annual Founder Advisory Agreement fees;
•if we terminate the Founder Advisory Agreement under certain circumstances, we have to pay a significant termination fee.
Risks Related to Investment in a Luxembourg Company
•we are organized under the laws of the Grand Duchy of Luxembourg. It may be difficult for you to obtain or enforce judgments or bring original actions against PSSA (as defined below) or the members of its board of directors (the “Board”) in the U.S.;
•Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer PSSA’s shareholders less protection than they would have under U.S. insolvency and bankruptcy laws;
•the rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely impact trading in our Ordinary Shares (as defined below) and its ability to conduct equity financings.
Risks Related to Taxes
•if we are or become a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our Ordinary Shares (as defined below) or Warrants (as defined below) could be subject to adverse U.S. federal income tax consequences;
•if a United States person is treated as owning at least 10% of our Ordinary Shares, such person may be subject to adverse U.S. federal income tax consequences;
•changes in tax laws, including the Inflation Reduction Act (“IRA”), may materially adversely affect our business, prospects, financial condition and operating results.
General Risks
•we may require additional capital to fund our operations;
•cybersecurity attack, acts of cyber-terrorism, failure of technology systems and other disruptions to our information technology systems may adversely impact our business, financial condition and results of operations;
•our insurance may not fully cover all of our risks;
•we are subject to general governmental regulation and other legal obligations, including those related to privacy, data protection and information security;
•the continuing impacts of the COVID-19 pandemic may have an adverse effect on our business, financial condition and results of operations;
•the loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

PART I
Item 1. Business.
Overview
Perimeter Solutions, SA, (“PSSA”), a public company limited by shares (société anonyme) registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B256.548 was incorporated on June 21, 2021 under the laws of the Grand Duchy of Luxembourg for the purpose of effecting a business combination. PSSA is headquartered in the Grand Duchy of Luxembourg with global operations in North America, Europe, and Asia Pacific.
On November 9, 2021 (the "Closing Date"), PSSA consummated the transactions contemplated by the business combination (the “Business Combination”) with EverArc Holdings Limited, a company limited by shares incorporated with limited liability in the British Virgin Islands and the former parent company of PSSA ("EverArc"), SK Invictus Holdings, S.à r.l., a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg ("SK Holdings"), SK Invictus Intermediate S.à r.l., a limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg ("SK Intermediate"), doing business under the name Perimeter Solutions ("Perimeter" or "Perimeter Solutions") and EverArc (BVI) Merger Sub Limited, a company limited by shares incorporated with limited liability in the British Virgin Islands and a wholly-owned subsidiary of PSSA ("Merger Sub") pursuant to a business combination agreement (the “Business Combination Agreement”) dated June 15, 2021. The terms “we”, “us”, “our”, and the “Company” refer to PSSA and its consolidated subsidiaries, including Perimeter, after the closing of the Business Combination (the “Closing”).
Pursuant to the Business Combination Agreement,
•On November 8, 2021:
•Merger Sub merged with and into EverArc, with EverArc surviving such merger as a direct wholly-owned subsidiary of PSSA (the “Merger”);
•pursuant to the Merger, 155,832,600 ordinary shares of EverArc (the “EverArc Ordinary Shares”) outstanding immediately prior to the Merger were exchanged for ordinary shares of PSSA (the “Ordinary Shares”); and
•34,020,000 outstanding warrants of EverArc (“EverArc Warrants”), in each case, with each whole warrant entitling the holder thereof to purchase one-fourth of one EverArc Ordinary Share at an exercise price of $12.00 per whole EverArc Ordinary Share, were converted into the right to purchase Ordinary Shares on substantially the same terms as the EverArc Warrants (the “Warrants”); and
•On November 9, 2021:
•SK Holdings (i) along with officers and certain key employees of SK Intermediate contributed a portion of their ordinary shares in SK Intermediate to PSSA in exchange for preferred shares of PSSA and (ii) sold its remaining ordinary shares in SK Intermediate to PSSA for cash; and
•the Ordinary Shares were listed and began trading on the New York Stock Exchange ("NYSE") under the symbol "PRM."
On November 8, 2021, pursuant to separate subscription agreements (collectively, the “Subscription Agreements”) entered into among EverArc, SK Holdings, PSSA and a number of institutional investors, investors affiliated with SK Holdings and individual accredited investors purchased an aggregate of 115,000,000 EverArc Ordinary Shares at $10.00 per share (collectively, the “EverArc Subscribers”) that were converted into Ordinary Shares pursuant to the Merger. In addition, on November 9, 2021, (1) members of management of SK Intermediate (collectively, the “Management Subscribers” and together with the EverArc Subscribers, the “PIPE Subscribers”) were granted an aggregate of 1,104,810 Ordinary Shares at $10.00 per share as consideration and (2) two of our directors (the “Director Subscribers”) purchased an aggregate of 200,000 Ordinary Shares (the “Director Shares”) at $10.00 per share.
The cash consideration for the Business Combination was funded through cash on hand, proceeds from the sale of the EverArc Ordinary Shares to the EverArc Subscribers, proceeds from the issuance of $675.0 million principal amount of 5.00% senior secured notes due 2029 (the “Senior Notes”) and $40.0 million in borrowings under our revolving credit facility.

In connection with the Business Combination, the Merger was accounted for as a common control transaction, where substantially all of the net assets of PSSA were those previously held by EverArc. Upon the acquisition of SK Intermediate, PSSA was determined to be the legal and accounting acquirer (the “Successor”) and SK Intermediate was deemed to be the accounting predecessor (the “Predecessor”). The business combination with SK Intermediate was accounted for using the acquisition method of accounting and the Successor financial statements reflect a new basis of accounting based on the fair value of the net assets acquired. As a result of the application of the acquisition method of accounting, our consolidated financial statements and certain presentations are separated into two distinct periods to indicate the different ownership and accounting basis between the periods presented.
We are a global solutions provider for the fire safety and specialty products industries. Our fire safety business is a formulator and manufacturer of fire management products that help our customers combat various types of fires, including wildland, structural, flammable liquids and other types of fires. Our fire safety business also offers specialized equipment and services, typically in conjunction with our fire management products to support firefighting operations. Our service network can meet the emergency resupply needs of over 150 air tanker bases in North America, as well as many other customer locations globally. Our specialty products (formerly oil additives) business produces and sells high quality Phosphorus Pentasulfide ("P2S5") primarily used in the preparation of lubricant additives, including a family of compounds called Zinc Dialkyldithiophosphates (“ZDDP”) that provide critical anti-wear protection to engine components. We conduct our operations globally, with approximately 74% of our annual revenues derived in the United States, approximately 15% in Europe, approximately 5% in Canada and approximately 2% in Mexico, with and the remaining approximately 4% spread across various other countries.
Segments
Our business is organized and managed in two reporting segments: Fire Safety and Specialty Products (formerly Oil Additives).
Fire Safety Segment
The Fire Safety segment provides fire retardants and firefighting foams, as well as specialized equipment and services typically offered in conjunction with our retardant and foam products.
Fire Retardants
Our fire retardants help slow, stop and prevent wildfires by chemically altering fuels (e.g., vegetation) and rendering them non-flammable. Fire retardant is typically applied ahead of an active wildland fire to stop or slow its spread, in order to allow ground-based firefighters to safely extinguish the fire. Retardants can be applied aerially via fixed or rotor wing aircraft, or by ground using standard fire engines or our dedicated ground-applied retardant units. All of our products have a high level of retardant effectiveness, and differences in visibility, viscosity, adherence to vegetation, and persistence through weathering.
Our fire retardant customers are typically government agencies with responsibility for protecting both government and private land, although we also serve commercial customers. We supply federal, state, provincial, local/municipal, and commercial customers around the world, including in the United States, Canada, France, Spain, Italy, Chile, Australia and Israel. We are a supplier of USDA Forest Service qualified fire retardant – a standard that many countries have adopted for ensuring fire retardant is effective, safe and environmentally friendly.
While fire retardant is primarily used to stop or slow the spread of active wildland fires, our fire retardant is also increasingly utilized in a preventative capacity. We are expanding our offerings to several high hazard industries. Wildfires ignited by utilities have turned into some of the most devastating wildfires in U.S. history, many of which have occurred in recent years. Western U.S. states in particular are becoming increasingly diligent in wildfire prevention efforts and increasing their investments to prevent wildfire risk.
We are focused on being an innovation leader in fire retardant, driving continuous improvements in product performance to offer increasing value for our customers. We have made significant enhancements in safety, environmental stewardship and effectiveness, as well as advancements in visibility and aerial drop performance. Working in partnership with the USDA Forest Service wildland fire chemicals group to characterize and develop new products, we consistently release new standard-setting products, including the Phos-Chek® “Fx” family of ultra-high visibility fugitive-colored products, Phos-Chek LCE20-Fx next generation liquid concentrate, which combines high performance with improved environmental performance, and Phos-Chek Fortify® durable retardant, which can offer long-term protection until a significant rainfall event.
Firefighting Foams
We offer a comprehensive and effective line of firefighting foam, including Class A, Class B, Class A/B, and training foams.
Class A foam is primarily used to combat structural fires. Class A foam is specially formulated to make water more effective for structural fire suppression. The surfactants in Class A foam significantly reduce water’s surface tension, and, when mixed with air, create a foam blanket that surrounds fuels. The foam blanket creates a barrier between the fuel and the fire, knocking down the fire faster than water alone, and allowing fire fighters to see the areas of application. Utilizing Class A foam reduces the amount of water needed to extinguish the fire, reduces water damage, and increases firefighter safety through quicker knockdown and reduced mop-up/overhaul requirements. Perimeter’s Class A foam products are used by wildland firefighters to suppress wildland fires and are typically applied from various fixed wing air tankers, helicopters equipped with fixed tanks or buckets, standard fire engines or rapid attack brush trucks, or 5-gallon backpacks. In addition to wildfire suppression, Class A foam products are used by municipal and rural fire departments as a water enhancer to combat structural and other fires.
Class B foam is primarily used to combat flammable and combustible liquids. Fires caused by flammable and combustible liquids require foams designed for rapid extinguishment and a secure foam blanket to prevent reignition. The foam blanket must have good burn back resistance and strong integrity to minimize the spread of the fire from areas where the blanket has been compromised, for example by falling debris or the dragging of a fire hose or other equipment through the foam blanket. Our Class B foam products are primarily used by industrial customers with significant amounts of flammable and combustible liquids on-site, including petrochemical facilities, airports and other aviation and aerospace facilities, various military and defense facilities, and other industrial and commercial facilities.
Class A/B foam is a foam listed to fight both Class A (structural) fires and Class B (flammable liquid) fires. Our Class A/B foam products are primarily used by municipal fire departments. Training foam has similar characteristics to Class A and B foams but does not include active ingredients and has a shorter drain time so successive tests can be run without waiting for the foam to disappear. Training foam is used for training and exhibition purposes as well as in the evaluation of foam equipment.
We believe that we are an innovation leader in foams. Our Class B foams either use only C6 fluorosurfactant or are fluorine free. We offer several ground-breaking fluorine free firefighting foam formulations to aid the industry transition to reduce or eliminate the use of firefighting foams that contain Per- and polyfluoroalkyl substances (“PFAS”) in favor of fluorine-free foams. Our products are “ahead of the curve” on many fronts – including fire control performance, reduced viscosity, drainage time and higher stability.
Custom Equipment and Services
We offer a broad range of equipment and services to support live firefighting operations within our retardant and foam business lines. Our equipment and services are typically purchased and utilized in conjunction with our retardant or foam products and are often priced in a single bundle along with these products.
Custom equipment includes specialized air base retardant storage, mixing, and delivery equipment; mobile retardant bases; retardant ground application units; and mobile foam equipment. We also have the capability to design and manufacture highly custom equipment that operates at very high throughput and reliability levels, including equipment used to support emergency air tanker base and ground crew operations, as well as custom fire suppressant systems for stationary or portable operations typically used at industrial locations or for supporting municipality firefighting capabilities.
Custom services include design, construction, and installation of specialized air base retardant equipment, management and staffing of air base retardant operations, and management of air base supply and replenishment services. We have a broad service capability footprint, with full-service operations in over 50 United States and Canadian air bases, and equipment at over 100 bases globally.

Specialty Products Segment
In June 2022, the Oil Additives segment, which produces and sells P2S5, was renamed the Specialty Products segment to better reflect the current and expanding applications for P2S5 in several end markets and applications, including lubricant additives, various agricultural applications, various mining applications, and emerging electric battery technologies. Within the lubricant additive end market, currently the Company’s largest end market application, P2S5 is primarily used in the production of a family of compounds called ZDDP, which is considered an essential component in the formulation of engine oils with its main function to provide anti-wear protection to engine components. In addition, ZDDP inhibits oxidation of engine oil by scavenging free radicals that initiate oil breakdown and sludge formation, resulting in better and longer engine function. P2S5 is also used in pesticide and mining chemicals applications. We offer several grades of P2S5 with varying degrees of phosphorus content, particle size, distribution, and reactivity to global customers. The P2S5 production process requires a high degree of technical expertise given the reactivity and need for safe transportation and handling. We are committed to being a technology and safety leader, with strong product stewardship and a strong safety track-record. We also conduct regular customer visits and provide extensive technical training to ensure customers are committed to operating safely.
We are focused on being an innovation leader in the specialty products market. Most recently, we engineered and patented superior storage and handling equipment to safely and efficiently handle and transport P2S5 with lower cost and maintenance requirements.
Key Market Drivers
There are several key market drivers for our business in the Fire Safety and Specialty Products segments.
Higher Acres Burned and Longer Fire Seasons
The USDA Forest Service data of the last 39 years shows that the acreage burned in the United States has increased over time. While there is variability in the acreage burned in any given year, the five-year trailing average of acres burned in the United States has increased from a five-year trailing average of 3.3 million acres burned in 1997, to a five-year trailing average of 7.6 million acres burned in 2022. The year 2020 was the most intense fire year recorded in U.S. history with over 10 million acres burned. The U.S. fire season is also lengthening on a consistent basis – according to a 2016 report published by Climate Central, the U.S. fire season is on average 105 days longer than it was in 1970. Climate Central also reported that the average number of large fires (larger than 1,000 acres) burning each year had tripled between the period of 1970s to 2010s, and the acres burned by such fires showed a six-fold increase in the 2010s compared to the 1970s. If acreage burned continues to increase and the fire season continues to lengthen, we expect the demand and usage of fire retardant to increase.
Increasing Wildland Urban Interfaces
Urban development is pushing farther out of cities and into the wilderness for both primary and secondary residences. For example, according to Proceedings of the National Academy of Sciences of the United States of America (“PNAS”), the Wildland-Urban Interface (“WUI”), an area where houses and wildland vegetation meet and intermingle, grew rapidly from 1990 to 2010 in terms of both number of new houses and land area, such that it was the fastest-growing land use type in the conterminous United States, with 97% of that growth the result of new housing. As of 2018, the WUI now includes one-third of all homes in the United States although it occupies less than one-tenth of the land area in the U.S. According to PNAS, when homes are built in the WUI, there will be more wildfires due to human ignitions, and wildfires that occur will pose a greater risk to lives and homes, they will be hard to fight, and letting natural fires burn becomes impossible. As the WUI expands and the number of homes at risk from wildland fires increases, we expect the use of retardant to protect property and life from threatening wildfires to increase.
Increasing Firefighting Aircraft Capacity and Usage
The size and capacity of the firefighting aircraft fleet is a key driver of the amount of fire retardant consumed annually, as demand for retardant typically outpaces available aircraft capacity, as evidenced by data regarding unable to fill aerial firefighting requests published by the National Interagency Fire Center. Since 2010, U.S. aircraft capacity increased significantly and is expected to further increase. Increasing air tanker capacity and modernization is a global trend, with more, larger, and more sophisticated tankers are being used in various parts of the world.

Value-Based and Dynamic Pricing Model Protects Attractive Margins
We believe that our comprehensive and closely intertwined product, equipment, and service offering (described above) provides tremendous value to our customers and serves as an important differentiator and margin enhancement tool. Furthermore, we are able to structure tiered pricing and annual pricing escalators with key customers, allowing the business to cover a portion of certain fixed costs in lower-volume years and protect margins over time.
Comprehensive Product Offering
We are a full-service turnkey supplier to many of our key customers. In the Fire Safety segment, in addition to providing fire retardant, we also provide specialized air base equipment including storage, mixing and loading equipment, as well as the air base management and training services necessary for land and aerial wildland firefighting. Our supply chain network also provides a critical service to our customers – we are able to deliver retardant within hours to over 150 air tanker bases in North America, often in emergency situations as our customers are fighting active and threatening wildfires.
In the Specialty Products segment, our competitive advantage is based primarily on our long-standing record of reliability and customer support, our global supply capability for critical, high quality raw materials, and our technical expertise to handle and transport hazardous products and manage complex logistics. We have the largest fleet of specialized tote bins in the world that utilize patented technology to ensure safe handling and transport of P2S5.
Move toward Fluorine Free Firefighting Foams
There is an accelerating transition in the fire suppression market towards products that do not contain intentionally added PFAS. We expect Fluorine-Free Foams (“FFF”) to account for a growing percentage of the firefighting foam market over the next several years. We are positioned to be one of the key players in the FFF market. For example, we introduced SOLBERG® AVIGARD™ 3B and 6B for the aviation market, SOLBERG® VERSAGARD™ AS-100 for use wherever flammable and combustible liquids are stored, transported, or processed, SOLBERG VERSAGARD 1x3 FFF, the first 1x3 FFF, on the market for the emergency response, and SOLBERG® RE-HEALING SP-100 for sprinkler applications, with the latter being the latest addition to the most comprehensive FFF platform in the market. We expect to continue to invest to advance fluorine-free foam technology, enhance our third-party certifications like Underwriters Laboratory UL162, Factory Mutual (FM5130), and EN1568 for our FFF and equipment providing innovative, sustainable solutions protecting people, property, assets and ensuring business continuity for our customers.
We are also in a unique position to assist customers in their transitions to FFF. We provide a variety of specialized equipment to customers, including fire suppression system components used in conjunction with our fluorine free offerings. We are also experienced in transition activities, including advising on system modifications associated with transition to fluorine free solutions, as well as performance testing to verify compliance with national and industry standards for new fluorine-free systems. For example, in the past, we have assisted Brisbane Airport (Australia), Schiphol Airport (Netherlands) and Transport Canada in their respective transitions to fluorine-free foams and systems.
Growth in Miles Driven, Opportunities in Secondary Markets
Within the lubricant additive end market, currently the Company’s largest end market application, P2S5 is primarily used in the production of family of compounds called ZDDP, which is considered an essential component in the formulation of engine oils. The consumption of ZDDP and other lubricant additives is driven by the social and economic trends globally of increased vehicle production and miles driven. Over the past 30 years, the number of global miles driven has increased resulting in more engine wear and tear and increased demand for motor oil. Secondary markets for P2S5 include agricultural applications in the production of intermediates for pesticides and insecticides, flotation chemistry in the mining industry, and for hydraulic and cutting fluids. A significant development opportunity exists for P2S5 in the emerging technology of lithium sulfide solid state electrolytes used in batteries for the electric vehicle market.
Nighttime Retardant Operations Opportunity
Nighttime retardant operations represent a significant expansion in the wildfire business and has been studied for several years, but has been limited to water. In 2021, a cooperative initiative among California counties, a helicopter company and the Company was created to provide limited retardant support for night operations. If the nighttime operations program is continued and expanded, this could add materially to our revenues.

Manufacturing Capabilities

Post Falls
Kamloops
Sturgeon County
Pasco
Green Bay
McClellan Park
Rancho Cucamonga
Krummrich (1)
Buckeye
Moreland (1)
Knapsack
Mieres
Aix-en-Provence
Sydney
Albury
Fire Safety Manufacturing Facility
Specialty Products Manufacturing Facility
Distribution Facility
Equipment Service Center
Country where Products are Sold

Note:
1. Toll facility / contract manufacturing

Fire Retardant
Our primary fire retardant production facility is located at Rancho Cucamonga, California. Our Rancho Cucamonga location was opened in 2013, and has over 100,000 square feet of manufacturing, storage, office and laboratory space. The facility is located close to major air bases in southern California, including San Bernardino air base, one of USDA Forest Service’s highest volume air bases. The facility houses a modern laboratory, including a burn chamber, which has produced significant technical improvements to our fire retardant products, a number of which have been included in our newest product offerings.
In addition to our Rancho Cucamonga facility, we have fire retardant production capability at two Canadian plants, one in Kamloops, British Columbia, and the other in Sturgeon County, Alberta. These sites manufacture Phos-Chek® LC95A products for sale to Canadian customers. Our production facility in Aix-En-Provence, France, provides fire retardant to our European Union (“EU”) and Israeli customers, while our New South Wales, Australia, facility has repackaging and storing capability to serve our Australian customers.
We also utilize third party tolling and/or manufacturing locations in Moreland, Idaho and in Pasco, Washington. These facilities are located in close proximity to major USDA Forest Service air bases in the Northwest.
We utilize other tolling and warehouse facilities in strategic locations throughout North America to facilitate rapid shipment of products to our customers. Our retardant products are typically shipped and delivered within hours to any air base or customer location in North America.
Firefighting Foams
We produce firefighting foam products in Green Bay, Wisconsin and Mieres, Spain. Our Green Bay, Wisconsin facility was acquired in 2019 from Amerex Corporation (“Amerex”), and produces Class A and Class B foams. Our Mieres, Spain, facility also produces Class A and Class B foams. Both facilities have significant research and development capabilities and live fire testing capabilities. We have firefighting foam equipment manufacturing capabilities at our Post Falls, Idaho facility as well as at our tolling facility in Port Arthur, Texas.

Specialty Products
We have two key P2S5 production facilities. One is a tolling facility in Sauget, Illinois, operated by Flexsys Chemical Company, that primarily serves our customers in North America. The other facility is located in Knapsack Chemical Park in Hurth, Germany, and serves our customers outside North America.
Intellectual Property Portfolio
Our intellectual property rights are valuable and important to our business, and we rely on copyrights, trademarks, trade secrets, non-disclosure agreements and electronic and physical security measures to establish and protect our proprietary rights. We intend to continue to pursue additional intellectual property protection on product and equipment enhancements to the extent we believe it would be beneficial and cost-effective.
As of December 31, 2022, our intellectual property portfolio consisted of the following:
•for the Fire Safety business, 11 owned U.S. patents, of which we expect 2 to expire in 5 years or less and 9 to expire in more than 5 years, and 33 owned foreign counterpart patents in certain foreign jurisdictions, of which we expect 16 to expire in 5 years or less and 17 to expire in more than 5 years, and
•for the Specialty Products business, 2 owned U.S. patents we expect to expire in 15 or more years. All of our patents and trademarks are registered or pending approval with the U.S. Patent and Trademark Office and in select international offices.
Our patent portfolio covers 20 countries and the protection is focused on key retardant technology and advancements, including corrosion inhibitors, fugitive color systems and liquid fire retardant compositions and improvements in firefighting foam compositions.
Sales and Marketing
Consistent with our overall strategy, our sales and marketing effort aims to continually develop technical solutions that meet customer needs. During the third quarter of 2022, we structured our sales efforts in accordance with our business units, which, in-turn, align around our key product offerings and geographies. Each business unit has a business unit manager, who is responsible for achieving targeted financial and operational results, including the business unit’s sales and marketing efforts.
Customers
The markets in which we sell our products are, to varying degrees, cyclical and have experienced upswings and downturns. The following provides insight into the types of customers utilizing our various products, including our most significant customers.
Fire Retardant
Fire retardant customers are typically government agencies, with responsibility for protecting both government and private land, although we also serve commercial customers. We supply federal, state, provincial, local/municipal, and commercial customers around the world. We work diligently to build relationships with our customers and stakeholders, and we develop and enhance products and solutions in a highly collaborative manner with our key customers and stakeholders. We provide our retardants in various colors, forms (i.e., liquid or powder concentrates) and for various delivery methods (i.e., fixed wing aircraft, rotor wing aircraft, ground applied, etc.). We expect the demand for our retardant products, equipment, and services to grow, and we expect to continue to foster highly responsive and collaborative relationships with existing and potential customers and stakeholders.
Firefighting Foams
Our Class A foam customers primarily consist of local fire departments, which utilize our products for wildland and structural firefighting. Our Class B foam customers primarily consist of industrial, aviation, and military customers which store and utilize flammable liquids on-site. Our customers in the market for Class A/B foam primarily consist of municipal fire departments. We utilize a traditional sales force in marketing these products and seek to building lasting relationships with our customers.

Specialty Products
Our Specialty Products segment consists of several key global customers in the oil additives, agricultural, mineral extraction and emerging electric battery technologies markets. Given the consolidated nature of this business, our focus is on maintaining our existing customers, expanding their utilization of our products and services and growing our business in the emerging technologies markets.
Significant Customers
For fiscal year 2022, our two largest customers, the USDA Forest Service and Afton Chemical accounted for 27% and 12% of our consolidated revenues, respectively. These are the only customers that individually represent more than 10% of our 2022 consolidated revenues. This customer concentration makes us subject to the risk of nonpayment, nonperformance, re-negotiation of terms or non-renewal by these major customers under our commercial agreements. As a supplier and service provider to the U.S. government, we are subject to certain heightened risks, such as those associated with the government’s rights to audit and conduct investigations and with its rights to terminate contracts for convenience or default. The loss of these customers would likely have a material adverse impact on our business, results of operations and cash flows.
Competition
Fire Retardant
Sales of fire retardant, and related equipment and services, accounted for 78% of our Fire Safety segment revenues in 2022. The fire retardant business is characterized by its highly specialized nature, its high cost-of-failure, and the integrated nature of the offering across products, specialized equipment, and services. As a result, development and testing of products, and the approval and licensing of such products, is typically a complex and lengthy process. We plan to maintain our market leadership position through continued investments in innovation and research and development focused on improving, enhancing and customizing our fire retardant products and services on behalf of our customers.
Firefighting Foams
Sales of firefighting foams, and related equipment and services, accounted for 22% of our Fire Safety segment revenues in 2022. The market for our firefighting foam products is highly fragmented, and subject to intense competition from various manufacturers launching their own competing products. We compete with a variety of firms that offer similar products and services, many of which are better capitalized than us and may have more resources than we do. We compete for clients based on the quality of our products, the quality and breadth of the equipment and services we offer in conjunction with our products, the quality and knowledge base of our employees, the geographic reach of our products and services, and pricing of our product. We believe that we offer our customers an attractive value proposition based on these competitive factors, which allows us to compete effectively in the marketplace.
Specialty Products
Our Specialty Products business is primarily focused on the North American and European markets, with a smaller focus in Asia and South America. In each of North America and Europe, we have one primary competitor. Competitive factors include the quality of our products, our reliability and consistency as a supplier, our ability to innovate and be highly responsive to our customers’ needs, and the pricing of our products.
Seasonality
Sales in our Fire Safety segment, of which approximately 74% are in the United States, are subject to significant seasonal variation due to the length and the severity of the fire season, which in North America typically extends from April through September, as well as the availability of air tanker capacity. Consequently, we record significant portion of our sales in the second and third quarter of our fiscal year.
Environmental and Regulatory
We are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment, product management and distribution, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations or product distribution, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.
We are committed to manufacturing high quality products while at the same time protecting and preserving the earth’s natural resources and maintaining compliance with all applicable Environmental, Health and Safety Systems ("EHS") legal requirements. We have developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to our operations, enhance compliance with applicable legal requirements, improve the safety of our employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist us in our compliance goals while also fostering efficiency and improvement and reducing overall risk to us.
Human Capital Management
Employees
As of December 31, 2022, we had 226 full-time employees and 14 temporary, seasonal or part-time employees. Our employees are not represented by any labor union, and we have never experienced a work stoppage or strike.
Health and Safety
Our commitment to safety is an essential part of our operating model with a zero-incident culture. We are dedicated to building, designing, maintaining, and operating our facilities to effectively manage process safety and other hazards, and to minimize risks. By partnering with our employees, we are able to maintain a safe work environment while meeting the needs of our customers. Our safety focus has never been more critical since the early days of the COVID-19 pandemic. We have been following guidance from the World Health Organization and the U.S. Center for Disease Control to protect employees and prevent the spread of the virus within all of our facilities globally.
Talent Development
We consider our employees to be our most valuable asset. The development, attraction and retention of employees is a critical success factor. To support the advancement of our employees, we offer training and development programs encouraging advancement from within and continue to fill our team with strong and experienced management talent.
Benefits
We offer attractive benefits packages that attract, retain, motivate and reward our talent, and we are committed to providing our employees and their families with programs that support their health and overall well-being. To assist employees with financial empowerment, we offer a 401(k) program. We also offer members the ability to save money on a tax-free basis through flexible spending accounts and health savings accounts. We offer competitive compensation programs that includes base pay, bonus and equity grants. Our full-time employees also receive paid time off and holidays.
Our equity compensation plans are designed to assist in attracting, retaining, motivating and rewarding key employees and directors, and promoting the creation of long-term value for our shareholders by closely aligning the interests of these individuals with those of our shareholders. Equity compensation, and specifically performance-based stock options, is a significant component of our equity-based compensation strategy and value-based culture.
Diversity
We value the uniqueness of each individual, new ideas, different experiences and fresh perspectives, and firmly believe that a diverse workforce fosters an environment of collaboration and innovation where everyone can perform to their highest potential and achieve personal and profession growth. Diversity and inclusion make us stronger as a company. We are committed to diversity at all levels of management and leadership, and our leadership team and our Board are committed to improving diversity throughout the Company and fostering a more inclusive and open environment. Our workforce includes talented people from many backgrounds. We do not tolerate discrimination and are committed to high ethical standards and equal employment opportunities in all personnel actions without regard to race, color, religion, gender, national origin, citizenship status, age, marital status, gender identity or expression, sexual orientation, physical or mental disability, or veteran status.
Available Information
We file or furnish annual, quarterly and current reports and other documents with the SEC. The annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including any amendments, will be made available free of charge on our website, www.perimeter-solutions.com, as soon as reasonably practicable, following the filing of the reports with the SEC. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when news releases and financial information is posted on the website. The SEC also maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on or obtainable through our website is not incorporated into this Annual Report.

Item 1A. Risk Factors.
Investing in our Ordinary Shares involves significant risks, some of which are described below. In evaluating our business, investors should carefully consider the following risk factors. These risk factors contain, in addition to historical information, forward-looking statements that involve substantial risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. In that case, the trading price of our Ordinary Shares could decline, perhaps significantly, and you therefore may lose all or part of your investment.
Risks Related to Our Business and Industry
The demand for our products is impacted by a number of factors outside of our control.
Our end markets experience constantly changing demand depending on a number of factors that are out of our control. In our fire retardant business, demand is dependent on the occurrence of fires, which are seasonal and dependent on environmental and other factors. Changes in the geographic location, occurrence, severity and duration of fires may change demand for our fire retardant products. For example, in 2019 we experienced the lowest U.S. fire season in 16 years. Seasonality in the fire retardant end market could periodically result in higher or lower levels of revenue and revenue concentration with a single or small number of customers. See “—The seasonal or cyclical nature of our business and severe weather events may cause demand for our products and services to be adversely affected while certain of our fixed costs remain the same, and prior performance is not necessarily indicative of our future results.” If we experience a low fire season, the WUI does not continue to expand or if FFF do not continue to account for a growing percentage of the firefighting foam market in the coming years as we expect, this could materially and adversely affect our business. In our specialty products business, we supply P2S5 which is primarily used in the lubricant additives market to produce a critical compound in engine oils. As more electric vehicles emerge on the automobile market, use of the internal combustion engine may decline, thereby lessening demand for our specialty products. Our inability to offset the volatility of these end markets through diversification into other markets, could materially and adversely affect our business, financial condition and results of operations.
A small number of customers represent a significant portion of our revenue, and a loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.
A small number of customers represent a significant portion of our revenue. A certain number of contracts with these customers are on an on-demand, as-needed basis, and there are no guaranteed minimums included in such contracts. In other cases, manufacturing disruptions at customer sites can significantly decrease customer demand. Because of the concentrated nature of our customer base and contract terms applicable to such customers, our quarterly revenue and results of operations may fluctuate from quarter to quarter and are difficult to estimate. In addition, any cancellation of orders or any acceleration or delay in anticipated product purchases by our larger customers could materially affect our revenue and results of operations in any quarterly period. We may be unable to sustain or increase our revenue from our larger customers or offset any discontinuation or decrease of purchases by our larger customers with purchases by new or other existing customers. To the extent one or more of our larger customers experience significant financial difficulty, bankruptcy or insolvency, this could have a material adverse effect on our sales and our ability to collect on receivables, which could harm our business, financial condition and results of operations.
In addition, certain customers, including some of our larger customers, have negotiated, or may in the future negotiate, volume-based discounts or other more favorable terms from us, which can and have had a negative effect on our gross margins or revenue. We expect that such concentrated purchases will continue to contribute materially to our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of such larger customers’ buying patterns.
We are substantially dependent on sales to the USDA Forest Service and the state of California, which account for approximately 54% of our revenue related to our Fire Safety segment.
Sales to the USDA Forest Service and the state of California represent a substantial portion of our revenues and this concentration of our sales makes us substantially dependent on those customers. In fiscal year 2022, sales to the USDA

Forest Service and the state of California accounted for approximately 54% of our revenue related to our Fire Safety segment. This customer concentration makes us subject to the risk of nonpayment, nonperformance, re-negotiation of terms or non-renewal by these major customers under our commercial agreements. If the USDA Forest Services and/or the state of California reduce their spend on our fire retardant products, we may experience a reduction in revenue and may not be able to sustain profitability, and our business, financial condition and results of operations would be materially harmed.
As a supplier and service provider to the U.S. government, we are subject to certain heightened risks, such as those associated with the government’s rights to audit and conduct investigations and with its rights to terminate contracts for convenience or default.
As a supplier and service provider to the U.S. government, we are subject to certain heightened risks, such as those associated with the government’s rights to audit and conduct investigations and with its rights to terminate contracts for convenience or default. We may in the future be the subject of U.S. government investigations relating to our U.S. government contracts. Such investigations often take years to complete and could result in administrative, civil or criminal liabilities, including repayments, fines, treble and other damages, forfeitures, restitution or penalties, or could lead to suspension or debarment of U.S. government contracting or of export privileges. For instance, if a business unit were charged with wrongdoing in connection with a U.S. government investigation (including fraud, or violation of certain environmental or export laws), the U.S. government could suspend us from bidding on or receiving awards of new U.S. government contracts or subcontracts. If convicted or found liable, the U.S. government could fine and debar us from receiving new awards for a period generally not to exceed three years and could void any contracts found to be tainted by fraud. We also could suffer reputational harm if allegations of impropriety were made against us, even if such allegations are later determined to be unsubstantiated.
Some of our sales are to foreign buyers, which exposes us to additional risks such as foreign political, foreign exchange, economic and regulatory risks.
We derived approximately 26% of our revenues from customers located in foreign countries in fiscal 2022. The amount of foreign sales we make may increase in the future. The additional risks of foreign sales include:
•potential adverse fluctuations in foreign currency exchange rates;
•higher credit risks;
•restrictive trade policies of the U.S. or foreign governments;
•currency hyperinflation and weak banking institutions;
•changing economic conditions in local markets;
•compliance risk related to local rules and regulations;
•political and economic instability in foreign markets;
•changes in leadership of foreign governments; and
•export restrictions due to local states of emergency for disease or illness.
Some or all of these risks may negatively impact our business, financial condition and results of operations.
Our profitability could be negatively impacted by price and inventory risk related to our business, including commodity price exposure.
Our realized margins depend on the differential of sales prices over our total supply costs. Our profitability is therefore sensitive to changes in product prices caused by changes in supply, transportation and storage capacity or other market conditions.
Generally, we attempt to maintain an inventory position that is substantially balanced between our purchases and sales, including our future delivery obligations. We attempt to obtain a certain margin for our purchases by selling our product to our customers. However, market, weather or other conditions beyond our control may disrupt our expected supply of product, and we may be required to obtain supply at increased prices that cannot be passed through to our customers. For example, some of our supply contracts follow market prices, which may fluctuate through the year, while our product prices may be fixed on a quarterly or annual basis, and therefore, fluctuations in our supply may not be passed through to our customers and can produce an adverse effect on our margins.

Inflation could adversely affect our business and results of operations.
While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.
There can be no assurance that we will maintain our relationship with, or serve, our customers at current levels.
There can be no assurance that we will maintain our relationship with, or serve, our customers at current levels. In addition, there is no assurance that any new agreement we enter into to supply or share services or facilities will have terms as favorable as those contained in current arrangements. Less favorable contract terms and conditions under any customer contract or contract for supply, purchase or shared services or facilities, could have a material adverse effect on our business, financial condition and results of operations.
Risks from the improper conduct of, or use of our products by, employees, agents, government contractors, or collaborators could adversely affect our reputation as well as our business, financial condition and results of operations.
Unapproved or improper use of our products, or inadequate disclosure of risks or other information relating to the use of our products can lead to injury or other serious adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or as required by governmental authorities), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs and lost sales and customers, enforcement actions and/or investigations by state and federal governments or other enforcement bodies, as well as negative publicity and damage to our reputation that could reduce future demand for our products. Personal injuries relating to the use of our products can also result in significant product liability claims being brought against us. See “—Some of the products we produce may cause adverse health consequences, which exposes us to product liability and other claims, and we may, from time to time, be the subject of indemnity claims. Indemnity and insurance coverage could be inadequate or unavailable to cover such product liability and other claims.”
We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, service providers or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, employment, foreign corrupt practices, trade restrictions and sanctions, environmental, competition, and privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our reputation as well as our business, financial condition and results of operations.
There is no guarantee that we will be able to continue purchasing products from our suppliers on a long-term basis.
There is no guarantee that we will be able to continue purchasing products from our current suppliers on a long-term basis. Some supply contracts are renewable or renew automatically unless notice of termination is given, however there can be no assurance that they will be renewed or that notice of termination will not be given. We also have long-term relationships with certain suppliers, but there are no assurances that such relationships, and related supply, will continue. Finding a new supplier may take a significant amount of time and resources, and once we have identified such new supplier, we would have to ensure that they meet our standards for quality control and have the necessary technical capabilities, responsiveness, high-quality service and financial stability. Further, certain changes in our supply would require requalification with the USDA Forest Service for products on the Qualified Product List (“QPL”). If we are unable to efficiently manage our supply chain and / or ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Any of these factors could impact our ability to supply our products to customers and consumers and may adversely affect our business, financial condition and results of operations.

Production interruptions or shutdowns could increase our operating or capital expenditures or negatively impact the supply of products resulting in reduced sales.
Manufacturing of our specialty products and fire retardant products is concentrated at certain facilities. In the event of a significant manufacturing difficulty, disruption or delay, we may not be able to develop alternate or secondary manufacturing locations without incurring material additional costs and substantial delays. Furthermore, these risks could materially and adversely affect our business if our facilities are impacted by a natural disaster or other interruption at a particular location. Transferring manufacturing to another location may result in significant delays in the availability of our products. As a result, protracted regional crises, issues with manufacturing facilities, or the COVID-19 pandemic, could lead to eventual shortages of necessary components. It could be difficult or impossible, costly and time consuming to obtain alternative sources for these components, or to change products to make use of alternative components. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in component availability that would have a significant impact on our ability to fulfill orders for our products.
The operation of manufacturing plants involves many risks, including suspension of operations and increased costs or requirements stemming from new government statutes, regulations, guidelines and policies, including evolving environmental regulations.
The operation of manufacturing plants involves many risks, including suspension of operations and increased costs or requirements stemming from new government statutes, regulations, guidelines and policies, including evolving environmental regulations. We need environmental and operational registrations, licenses, permits, inspections and other approvals to operate. The loss or delay in receiving a significant permit or license or the inability to renew it and any loss or interruption of the operations of our facilities may harm our business, financial condition and results of operations.
We rely on third-party logistics suppliers for the distribution, storage and transportation of raw materials, operating supplies and products.
We rely on third-party logistics suppliers for the distribution, storage and transportation of raw materials, operating supplies and products. Delays or disruptions in the supply chain may adversely impact our ability to manufacture and distribute products thus impacting business financials. Any failure to properly store our products may similarly impact our manufacturing and distribution capabilities, impacting business financials. If we were to lose a supplier it could result in interruption of product shipments, cancellation of orders by customers and termination of relationships. This, along with the damage to our reputation, could have a material adverse effect on our revenues and, consequently, our business, financial condition and results of operations.
In addition, actions by a third-party logistics supplier that fail to comply with contract terms or applicable laws and regulations could result in such third-party logistics supplier exposing us to claims for damages, financial penalties and reputational harm, any of which could have a material adverse effect in our business, financial condition and results of operations.
Raw materials necessary for the production of our products and with limited sources of supply are susceptible to supply cost increases which we may not be able to pass onto customers, disruptions to the supply chain, and supply changes, any of which could disrupt our supply chain and could lead to us not meeting our contractual requirements.
All of the raw materials that go into manufacturing our fire retardant and specialty products are sourced from third-party suppliers. Some of the key raw materials used to manufacture our products come from limited or sole sources of supply. We are therefore subject to the risk of shortages and long lead times in the supply of these raw materials and the risk that our suppliers discontinue or modify raw materials used in our products. We have a global supply chain and the COVID-19 pandemic has and may continue to adversely affect our ability to source raw materials in a timely or cost-effective manner from our suppliers. For example, reduction in shipping resources have resulted in longer lead times for key raw materials to be transported to our facilities. In addition, the lead times associated with certain raw materials are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience raw materials shortages and price fluctuations of certain key raw materials and materials, and the predictability of the availability and pricing of these raw materials may be limited. Raw materials shortages or pricing fluctuations could be material in the future. In the event of a raw materials shortage, supply interruption or material pricing change from suppliers of these raw materials, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Developing alternate sources of supply for these raw materials is time-consuming, difficult, and costly as they require extensive qualifications and testing, and we may not be able to source these raw materials on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these raw materials, or the inability to obtain these raw materials from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our scheduled product deliveries to our customers. This could adversely affect our relationships with our customers and could cause delays in shipment of our products and adversely affect our business, financial condition and results of operations. In addition, increased raw materials costs could result in lower gross margins. Even where we are able to pass increased raw materials costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost. If we are unable to buy these raw materials in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitive products instead of our products.
If the cost of our raw materials fluctuates significantly, this may adversely impact our profit margin and financial position.
Our business uses phosphorus as a key raw material. The price of this raw material may fluctuate in the future. If the price for this raw material increases, our profit margin could decrease for certain business lines.
The industries in which we operate and which we intend to operate in the future are subject to change. If we fail to continuously innovate and to provide products that gain market acceptance, we may be unable to attract new customers or retain existing customers, and hence our business, financial condition and results of operations may be adversely affected.
The industries in which we operate and intend to operate in the future are subject to change, including shifts in customer demands and regulatory requirements and emergence of new industry standards and practices and new competitors. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources in research and development in order to keep our products competitive in the market.
However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our products obsolete, customers may no longer be attracted to our products. As a result, our business, financial condition and results of operations would be materially and adversely affected.
The seasonal or cyclical nature of our business and severe weather events may cause demand for our products and services to be adversely affected while certain of our fixed costs remain the same, and prior performance is not necessarily indicative of our future results.
Our operating revenues of our fire retardant business tend to be higher in summer months primarily due to the hotter/drier weather, which is generally correlated with a higher prevalence of wildfires. This is in part offset by the disbursement of our operations in both the northern and southern hemispheres, so that the summer seasons alternate.
The demand for our fire retardant products can be significantly impacted by the climate. While weather-related and other event-driven increases in demand can boost revenues through additional demand for our products for a limited time, we may incur increased costs in our efforts to produce enough products and to transport our products to our customers in a timely matter.
For these and other reasons, operating results in any interim period are not necessarily indicative of operating results for an entire year, and operating results for any historical period are not necessarily indicative of operating results for a future period. Our share price may be negatively or positively impacted by interim variations in our results.
Our industry and the markets in which we operate have few large competitors and increased competitive pressures could reduce our share of the markets we serve and adversely affect our business, financial condition and results of operations.
Increased interest and potential competition in our markets from existing and potential competitors may reduce our market share and could negatively impact our business, financial condition and results of operations. Historically we have had relatively few large competitors. Existing and potential competitors may have more resources and better access to capital markets to facilitate continued expansion. If there are new entrants into our markets, the resulting increase in competition may adversely impact our financial results.
If new products are introduced into the market that are lower in cost, have enhanced performance characteristics or are considered preferable for environmental or other reasons, demand for some of our products could be reduced or eliminated.
New fire retardants based on different chemistry or raw materials may be introduced by competitors in the future. These products may be lower in cost or have enhanced performance characteristics compared to our existing products, and our customers may find them preferable. Replacement of one or more of our products in significant volumes could have a material adverse effect on our business, financial condition and results of operations.
Our businesses depend upon many proprietary technologies, including patents, licenses, trademarks and trade secrets. Our competitive position could be adversely affected if we fail to protect our patents, trade secrets or other intellectual property rights, if our patents expire or if we become subject to claims that we are infringing upon the rights of others.
Our intellectual property is of particular importance for a number of the specialty products that we manufacture and sell. The trademarks and patents that we own may be challenged, and because of such challenges, we could eventually lose our exclusive rights to use and enforce such patented technologies and trademarks, which could adversely affect our competitive position, business, financial condition and results of operations. We are licensed to use certain patents and technology owned by other companies to manufacture products complementary to our own products. We pay royalties for these licenses in amounts not considered material, in the aggregate, to our consolidated results.
We also rely on unpatented proprietary know-how and continuing technological innovation and other trade secrets in all regions to develop and maintain our competitive position. Although it is our policy to enter into confidentiality agreements with our employees and third parties to restrict the use and disclosure of trade secrets and proprietary know-how, those confidentiality agreements may be breached. Additionally, adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how, and others could obtain knowledge of such trade secrets through independent development or other access by legal means. The failure of our patents, trademarks or confidentiality agreements to protect our processes, technology, trade secrets or proprietary know-how and the brands under which we market and sell our products could have a material adverse effect on our business, financial condition and results of operations.
Our patents may not provide full protection against competing manufacturers in the United States, or in countries outside of the United States, including members of the European Union and certain other countries, and patent terms may also be inadequate to protect our products for an adequate amount of time. Weaker protection may adversely impact our sales, business, financial condition and results of operations.
In some of the countries in which we operate, the laws protecting patent holders are significantly weaker than in the United States, countries in the European Union and certain other countries. Weaker protection may assist competing manufacturers in becoming more competitive in markets in which they might not have otherwise been able to introduce competing products for a number of years. As a result, we tend to rely more heavily upon trade secret and know-how protection in these regions, as applicable, rather than patents and this may adversely impact our sales, business, financial condition and results of operations.
Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere. If we do not adequately protect our intellectual property, competitors may be able to use our processes and erode or negate any competitive advantage we may have, which could harm our business.
We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop or any new products. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. We also cannot provide any assurances that any of our pending patent applications will be approved and a rejection of a patent application could have a materially adverse effect on our ability to protect our intellectual property from competitors.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of our business. In addition, intellectual property litigation or claims could force us to do one or more of the following:
•cease selling products that contain asserted intellectual property;
•pay substantial damages for past use of the asserted intellectual property;
•obtain a license from the holder of the asserted intellectual property, which may not be available on reasonable terms; and
•redesign or rename, in the case of trademark claims, our products to avoid infringing the rights of third parties.
Such requirements could adversely affect our revenue, increase costs, and harm our business, financial condition and results of operations.
Several of our niche products and services are sold in select markets. There can be no assurance that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and/or marketing resources.
Select markets for some of our niche products and services may attract additional competitors. We cannot provide any assurances that we will have the financial resources to fund capital improvements to more effectively compete with such competitors or that even if financial resources are available to us, that projected operating results will justify such expenditures. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets.
There are other risks that are inherent in our global operations.
A portion of our revenues and earnings are generated by non-U.S. operations. Risks inherent in our global operations include:
•the potential for changes in socio-economic conditions, laws and regulations, including antitrust, import, export, labor and environmental laws, and monetary and fiscal policies;
•unsettled or unstable political conditions;
•government-imposed plant or other operational shutdowns;
•corruption;
•natural and man-made disasters,
•hazards and losses; and
•violence, civil and labor unrest, and possible terrorist attacks.
There can be no assurance that any or all of these events will not have a material adverse effect on our business, financial condition and results of operations.
We may fail to realize the strategic and financial benefits currently anticipated from the Business Combination.
The future success of the Business Combination, including anticipated benefits, depends, in part, on our ability to optimize our operations as a public company. The optimization of our operations following the Business Combination will be a complex, costly and time-consuming process and if we experience difficulties in this process, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on us for an undetermined period. There can be no assurances that we will realize the potential operating efficiencies, synergies and other benefits currently anticipated from the Business Combination.

Some of the factors involved in this are outside of our control, and any one of them could result in delays, increased costs, decreases in the amount of potential revenues, potential cost savings, and diversion of management’s time and energy, which could materially affect our business, financial condition and results of operations.
Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, or we may be subject to restructuring, impairment or other charges that could have a significant negative effect on our business, financial condition and results of operations as well as the price of our Ordinary Shares, which could cause you to lose some or all of your investment.
Even though extensive due diligence has been conducted on Perimeter, we cannot assure you that this diligence identified all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about our securities or us. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by us or by virtue of our obtaining post-combination debt financing. Accordingly, any shareholder or warrant holder who chooses to remain a shareholder or warrant holder, respectively, following our initial business combination could suffer a reduction in the value of their securities. Such shareholders and warrant holders are unlikely to have a remedy for such reduction in value.
Our substantial indebtedness may adversely affect our cash flow and our ability to operate our business and fulfill our obligations under our indebtedness.
As of December 31, 2022, we had $675.0 million in Senior Notes outstanding and no borrowings outstanding under our revolving credit facility.
Our substantial indebtedness could have significant effects on our operations. For example, it may:
•require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividends, research and development efforts and other general corporate purposes;
•increase the amount of our interest expense, because our borrowings are at variable rates of interest, which, if interest rates increase, would result in higher interest expense;
•cause credit rating agencies to view our debt level negatively;
•increase our vulnerability to general adverse economic and industry conditions;
•limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•limit our ability to make strategic acquisitions, introduce new technologies or exploit business opportunities; and
•place us at a competitive disadvantage compared to our competitors that have less indebtedness.
The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities, and our future debt level may limit our future financial and operating flexibility.
Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, our operating and financial performance, the amount of our current maturities and debt maturing in the next several years, and by prevailing credit market conditions. Moreover, if lenders or any future credit rating agency downgrade our credit rating, then we could experience increases in our borrowing costs, face difficulty accessing capital markets or incurring additional indebtedness, be unable to receive open credit from our suppliers and trade counterparties, be unable to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil and natural gas markets or suffer a reduction in the market price of our Ordinary Shares. If we are unable to access the capital markets on favorable terms at the time a debt obligation becomes due in the future. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility and thereby impact our ability to pay cash distributions at expected rates.
We may incur substantial additional indebtedness, which could further exacerbate the risks that we may face.
Subject to the restrictions in the agreements that govern our revolving credit facility, we may incur substantial additional indebtedness (including secured indebtedness) in the future. These restrictions are subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.
Any material increase in our level of indebtedness will have several important effects on our future operations, including, without limitation:
•we would have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;
•increases in our outstanding indebtedness and leverage would increase its vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and
•depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures and general corporate purposes could be limited.
An increase in interest rates would increase the interest costs on our revolving credit facility and on our variable rate indebtedness and could impact adversely our ability to refinance existing indebtedness or to sell assets.
Interest payments for borrowings under our revolving credit facility are based on variable rates. As a result, an increase in interest rates will reduce our cash flow available for other corporate purposes.
Rising interest rates also could limit our ability to refinance existing indebtedness when it matures and increase interest costs on any indebtedness that is refinanced. We may enter into agreements such as floating-to-fixed interest rate swaps, caps, floors and other hedging contracts in order to fully or partially hedge against the cash flow effects of changes in interest rates for floating rate debt.
At the end of 2021, the ICE Benchmark Administration, the administrator for London Interbank Offered Rate (“LIBOR”), ceased publishing one-week and two-month U.S. dollar LIBOR and will cease publishing all remaining U.S. dollar LIBOR tenors after June 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, has recommended replacing U.S. dollar LIBOR with a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities (“SOFR”). While we continue to monitor market developments to assess replacement rate options, the consequences of these developments with respect to LIBOR cannot be entirely predicted and may adversely affect our cost of capital, financial results, cash flows and results of operations.
Our business may be negatively impacted as a result of Russian actions in Ukraine.
The current military conflict between Russia and Ukraine, and related sanctions, export controls or other actions that may be initiated by nations, including the United States, the European Union or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.) could adversely affect our business and/or our supply chain. Although we currently maintain alternative sources for raw materials, if we are unable to source our products from the countries where we wish to purchase them, either because of the occurrence or threat of wars or other conflicts, regulatory changes or for any other reason, or if the cost of doing so increases, it could have a material adverse effect on our business, financial condition and results of operations. Disruptions in the supply of raw materials and components could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices to obtain these raw materials or components from other sources, which could have a material adverse effect on our business and our results of operations.
Risks Related to Regulatory and Legal Matters
We are the subject of litigation by customers, suppliers and other third parties and may be the subject of such litigation in the future.
We are the subject of litigation by customers, suppliers and other third parties and may be the subject of such litigation in the future. From time to time, such lawsuits are filed against us and the outcome of any litigation, particularly class or collective action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend any such lawsuits may be significant and may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease customer acceptance of our products, regardless of whether the allegations are valid or whether we are ultimately found liable. A significant judgment against us, the loss and/or expiration of a significant permit, license or other approval, or a significant fine, penalty or contractual dispute could have a material adverse effect on our business, financial condition and results of operations.
Certain of our products are provided to emergency services personnel and are intended to protect lives and property, so we are subject to heightened liability and reputational risks if our products fail to provide such protection as intended.
Our fire retardant products are provided to emergency services personnel and are intended to protect lives and property, so we are subject to heightened liability risks if our products fail to provide such protection. While our products are effective in retarding fires, there is no guarantee such products will be able to stop all fires due to their unpredictability and variation in size and/or speed in which a fire is burning. In addition, fires need to be fought with the cooperation and assistance of local fire authorities as well as the additional tools and resources that they bring. Therefore, while we recognize the importance of the role our products play in these critical efforts, our products are not the only factor in fighting fires and therefore we cannot guarantee that our products will always be able to protect life and property. Any failure to do so could have an adverse effect on our business.
Some of the products we produce may cause adverse health consequences, which exposes us to product liability and other claims, and we may, from time to time, be the subject of indemnity claims. Indemnity and insurance coverage could be inadequate or unavailable to cover such product liability and other claims.
Some of the products we produce may cause adverse health consequences, which exposes us to product liability and other possible claims including indemnity claims by our distributors pursuant to the terms of our distributor arrangements. A successful class action proceeding or one or a series of claims related to degradation of natural resources, product liability or exposure from usage of a product that exceeds our insurance or indemnity coverage could have a material adverse effect on our business, financial condition and results of operations. Such litigation and indemnity claim resolution is expensive, time consuming and may divert management’s attention away from the operation of the business. The outcome of litigation and disputes can never be predicted with certainty and not resolving such matters favorably could have a material adverse effect on our business, financial condition, results of operations and/or reputation, as they may require us to pay substantial damages or make substantial indemnification payments, among other consequences.
We manufacture, among other things, products used to extinguish fires. The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use our products properly or the malfunction of our products could result in serious bodily injury or death of the user. In such cases, we may be subject to product liability claims arising from the design, manufacture or sale of our products. If these claims are decided against us, and we are found to be liable, we may be required to pay substantial damages, and our insurance costs may increase significantly as a result. We cannot assure you that our indemnity and insurance coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other indemnity or insurance coverage will continue to be available or, if available, that we will be able to obtain insurance at a reasonable cost. Any material uninsured loss could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to risks related to litigation, including multi-district litigation and other legal proceedings.
We operate in a highly regulated and litigious environment. We and/or one or more of our subsidiaries are regularly involved in a variety of legal proceedings arising in the ordinary course of our business, including arbitration, litigation (and related settlement discussions), and other claims, and are subject to regulatory proceedings including governmental audits and investigations. Legal proceedings, in general, and class action and multi-district litigation, in particular, can be expensive and disruptive, and may not be insured or exceed any applicable insurance coverage. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management’s attention and resources. Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years.

For example, we are a defendant in a multi-district litigation pending in the United States District Court for the District of South Carolina (“MDL”) relating to the manufacture, sale, and distribution of AFFF. The cases allege, among other things, groundwater contamination, drinking water contamination, damages to natural resources, and bodily injuries from exposure to PFAS chemicals in AFFF. There are over 2,000 cases currently pending in the MDL. The plaintiffs include, among others, individual firefighters, municipalities and corporate water providers, and state attorneys general. The lead defendants include 3M Company, Tyco Fire Products LP/Chemguard, and DuPont de Nemours, Inc./The Chemours Company, and approximately 10 to 15 other defendants including, among others, Amerex Corporation (“Amerex”). Amerex has been named as a defendant in approximately 1,300 AFFF lawsuits based on its prior ownership of The Solberg Company (“Solberg”), which Perimeter acquired from Amerex on January 1, 2019. Although Amerex retained certain pre-closing liabilities for Solberg, there are approximately 430 indemnity claims from Amerex, and a very small number of potential direct claims, that have been made against Perimeter on the basis of Perimeter’s ownership of Solberg after January 1, 2019. Amerex is barred from making new, third-party indemnity claims against Perimeter after December 31, 2021. There are also a small number of AFFF cases pending against Perimeter on the basis of its manufacturing, distribution, and sale of non-Solberg products, including Phos-Chek.
We cannot predict with certainty the outcomes of these legal proceedings and other contingencies, and the costs incurred in litigation can be substantial, regardless of the outcome. Proceedings that we believe are insignificant may develop into material proceedings and subject us to unforeseen outcomes or expenses. Additionally, the actions of certain participants in our industry may encourage legal proceedings against us or cause us to reconsider our litigation strategies. As a result, we could from time to time incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.
A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our business, financial condition and results of operations. We may be unable to ensure that our distributors comply with applicable sanctions and export control laws.
We operate on a global basis, with 26% of our revenues in fiscal 2022 made to destinations outside the United States, including Canada, Europe, Australia, Mexico and Israel. We face several risks inherent in conducting business internationally, including compliance with applicable economic sanctions laws and regulations, such as laws and regulations administered by U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State and the U.S. Department of Commerce. We must also comply with all applicable export control laws and regulations of the United States, the EU and other countries. Violations of these laws or regulations could result in significant additional sanctions including criminal or civil fines or penalties, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of our international business.
In certain countries, we may engage third party agents or intermediaries, such as customs agents, to act on our behalf and if these third-party agents or intermediaries violate applicable laws, their actions may result in criminal or civil fines or penalties, or other sanctions being assessed against us. We take certain measures designed to ensure our compliance with U.S. export and economic sanctions law and we believe that we have never sold our products to Crimea, Cuba, Iran, North Korea or Syria through third party agents or intermediaries or made any effort to attract business from any of these countries. We also take steps to prevent our products from being sold, without the necessary legal authorization, to individuals or entities that are the subject or target of U.S. export and economic sanctions laws. However, it is possible that some of our products were sold or will be sold to distributors or other parties that, without our knowledge or consent, re-exported or will re-export such products to these countries or sanctioned persons. Although none of our non-U.S. distributors are located in, or to our knowledge, conduct business with Crimea, Cuba, Iran, North Korea or Syria, we may not be successful in ensuring compliance with limitations or restrictions on business with these or other countries subject to economic sanctions. We may be exposed to compliance-related risks with export control or economic sanctions laws and regulations in the future.
Any such violation could result in significant criminal or civil fines, penalties or other sanctions and repercussions, including reputational harm that could have a material adverse impact on our business, financial condition and results of operations.

Because of our international operations, we could be materially adversely affected by violations of the U.S. FCPA and similar anticorruption, anti-bribery and anti-kickback laws.
Our business operations and sales in countries outside the United States are subject to anti-corruption, anti-bribery and anti-kickback laws and regulations, including restrictions imposed by the FCPA, as well as the United Kingdom Bribery Act of 2010 (the “UK Bribery Act”). The FCPA, UK Bribery Act, and similar anti-corruption, anti-bribery and anti-kickback laws in other jurisdictions generally prohibit companies, their employees, their intermediaries and their agents from providing anything of value to government officials or any other persons for the purpose of improperly obtaining or retaining business. We operate and sell our products in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-corruption, anti-bribery and anti-kickback laws may conflict with local customs and practices. We have policies in place that prohibit employees from making improper payments on our behalf. We continue to implement internal controls and procedures designed to promote compliance with anti-corruption, anti-bribery and anti-kickback laws, rules and regulations as well as mitigate and protect against corruption risks. We cannot provide assurance that our internal controls and procedures will protect us from reckless, criminal or other acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption, anti-bribery and anti-kickback laws in international jurisdictions, either due to our own acts or omissions, or out of inadvertence, or due to the acts or inadvertence of others, we could suffer criminal or civil fines or penalties or other repercussions, including reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.
Our contracts with the U.S. federal government subject us to additional oversight and risks inherent in the government procurement process.
We provide products and services, directly and indirectly, to a variety of government entities. In fiscal 2022, we derived approximately 34% of our revenue from multiple contracts with agencies of the U.S. federal government. As such, we must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business.
Risks associated with selling products and services to government entities include extended sales and collection cycles, varying governmental budgeting processes, and adherence to complex procurement regulations and other government-specific contractual requirements. We may be subject to audits and investigations relating to our government contracts and any violations could result in civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our business, financial condition and results of operations.
Our products are subject to extensive government scrutiny and regulation, including the USDA Forest Service qualification process. There can be no assurance that such regulations will not change and that our products will continue to be approved for usage.
We are subject to regulation by federal, state, local and foreign government authorities. In some cases, for example, for our firefighting products, we need to pass the USDA Forest Service qualification process, which is a rigorous process that requires the product passing several tests and standards, including toxicity corrosion and stability. The USDA Forest Service also requires a lengthy field evaluation, which adds to the difficulty of meeting USDA Forest Service standards. In addition to meeting the USDA Forest Service standards, the agency may be required to consult with various government agencies, for example, the Environmental Protection Agency, to meet additional requirements and regulations. We are also subject to ongoing reviews of our products, manufacturing processes and facilities by government authorities, and such agencies may at times be involved in challenges by outside groups, and as a result, the Company may be required to must also produce product data and comply with detailed regulatory requirements.
The Registration, Evaluation and Authorization of Chemicals (“REACH”) legislation may affect our ability to manufacture and sell certain products in the EU: REACH requires chemical manufacturers and importers in the EU to prove the safety of their products. We were required to pre-register certain products and file comprehensive reports, including testing data, on each chemical substance, and perform chemical safety assessments. Additionally, substances of high concern are subject to an authorization process. Authorization may result in restrictions on certain uses of products or even prohibitions on the manufacture or importation of products. The full registration requirements of REACH have been phased in over several years, and we have incurred additional expense to cause the registration of our products under these regulations. REACH may affect our ability to import, manufacture and sell certain products in the EU. In addition, other countries and regions of the world already have or may adopt legislation similar to REACH that affect our business, affect our ability to import, manufacture or sell certain products in these jurisdictions, and have required or will require us to incur increased costs.
The Frank R. Lautenberg Chemical Safety for the 21st Century Act modified the Toxic Control Substances Act (“TSCA”), by requiring the Environmental Protection Agency (“EPA”), to prioritize and evaluate the environmental and health risks of existing chemicals and provided the EPA with greater authority to regulate chemicals posing unreasonable risks. According to this statute, the EPA is required to make an affirmative finding that a new chemical will not pose an unreasonable risk before such chemical can go into production. As a result, TSCA now operates in a similar fashion to the REACH legislation in Europe. These laws and regulations, among others, increase the complexity and costs of transporting our products from the country in which they are manufactured to our customers. Further changes to these and similar regulations could restrict our ability to expand, build or acquire new facilities, require us to acquire costly control equipment, cause us to incur expenses associated with remediation of contamination, cause us to modify our manufacturing or shipping processes or otherwise increase our cost of doing business and have a negative impact on our business, financial condition and results of operations. In addition, the adoption of new laws, rules or regulations related to climate change poses risks that could harm our results of operations or affect the way we conduct our businesses. For example, new or modified regulations could require us to make substantial expenditures to enhance our environmental compliance efforts.
New or stricter laws and regulations may be introduced that could result in additional compliance costs and prevent or inhibit the development, manufacture, distribution and sale of our products. For example, certain PFAS in firefighting foam may become regulated as hazardous substances, phased out or banned. The USDA Forest Service may also change its qualification process or determine that our products no longer qualify under existing requirements. Such outcomes could adversely impact our business, financial condition and results of operations.
Environmental laws and regulations may subject us to significant liabilities. Changes to existing EHS requirements or the adoption of new EHS requirements, changes to the enforcement of EHS requirements, and the discovery of additional or unknown conditions at facilities owned, operated or used by us or at or near which our products were, are, or will be used, to the extent not covered by indemnity, insurance or a covenant not to sue, could have a material adverse effect on our business, financial condition and results of operations.
We operate in jurisdictions where legislative initiatives relating to greenhouse gas (“GHG”) emissions are being considered or adopted. For example, the SEC has proposed a mandatory climate change reporting framework that, if implemented, is likely to materially increase the amount of time, monitoring and reporting costs related to these matters. There has been no material effect on any of our facilities to date, and we continue to follow developments closely. Although it is difficult to know what final regulations may be passed in the jurisdictions where our manufacturing facilities are located, we could face increased capital and operating costs to comply with GHG emissions regulations and these costs could be material. The potential impact of current and proposed environmental laws and regulations is uncertain. We cannot predict the nature of these requirements and the impact on our business, but proposed regulations or failure to comply with current and proposed regulations could have a material adverse impact on our business, financial condition and results of operations by substantially increasing capital expenditures and compliance costs, affecting our ability to meet our financial obligations. It may also lead to the modification or cancellation of operating licenses and permits, penalties and other corrective actions.
The regulatory environment in which we operate is subject to change, and new regulations and new or existing claims, such as those related to certain PFAS substances could have a material adverse effect on our business, financial condition and results of operations or make aspects of our business as currently conducted no longer possible. In addition, we are and, in the future may be, subject to claims related to substances such PFAS, including for degradation of natural resources from such PFAS and personal injury or product liability claims as a result of human exposure to such PFAS.
Our operations are subject to extensive environmental regulation in each of the countries in which we maintain facilities. For example, U.S. (federal, state and local), and other countries’ environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to the manufacture, sale and distribution of firefighting foam that contains intentionally added PFAS chemicals. In addition, certain regulations also impose restrictions on the discharge of PFAS chemicals in wastewater, and may require allocating the cost of investigating, monitoring and remedying soil and groundwater contamination to a party operating the site, as well as to prevent future soil and groundwater contamination; imposing air ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; regulating the chemical content of products; and regulating the discharge of pollutants into waterways.
With regards to our specialty products business, our use of hazardous substances in our manufacturing processes and the generation of hazardous wastes not only by us, but by prior occupants of our facilities, suggest that hazardous substances may be present at or near certain of our facilities or may come to be located there in the future. Consequently, we are required to closely monitor our compliance under all the various environmental laws and regulations applicable to us. Under certain environmental laws, we may be responsible for remediation costs or other liabilities as a result of the use, release or disposal of hazardous substances at or from any property currently or formerly owned or operated or to which we sent waste for treatment or disposal. Liability under these laws may be imposed without regard to whether we were aware of, or caused, the contamination and, in some cases, liability may be joint or several.
Our facilities are subject to increasingly more stringent federal, state and local environmental laws and regulations. Some of these laws and regulations relate to what are frequently called “emerging contaminants,” such as PFAS. Some of the Company’s products use fluorine as a raw material, which is considered a PFAS chemical. We and some of our competitors have been, are, and in the future may be the target of lawsuits and state enforcement actions because of the alleged discharge of PFAS into the environment, including for degradation of natural resources from such PFAS and personal injury or product liability claims as a result of human exposure to such PFAS. See “—We are exposed to risks related to litigation, including multi-district litigation and other legal proceedings.”
We obtain Phase I or similar environmental site assessments for most of the manufacturing facilities we own or lease at the time we either acquire or lease such facilities. These assessments typically include general inspections. These assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities of which we are not aware. In addition, ongoing cleanup and containment operations may not be adequate for purposes of future laws and regulations. The conditions of our properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of our properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of our operations, may cause us to incur significant costs and liabilities that could have a material adverse effect.
Our facilities are required to maintain numerous environmental permits and governmental approvals for our operations. Some of the environmental permits and governmental approvals that have been issued to us or to our facilities contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms. Maintaining these permits and complying with their terms as well as environmental laws and regulations applicable to our business could require us to incur material costs.
If we fail to satisfy these conditions or to comply with these restrictions or with applicable environmental laws and regulations, we may become subject to enforcement actions and the operation of the relevant facilities could be adversely affected. We may also be subject to fines, penalties, claims for injunctive relief or additional costs. We may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of our facilities, as a result of which the operation of our facilities may be limited or suspended.
Because our specialty products segment manufactures and uses materials that are known to be hazardous, highly combustible and difficult to transport, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.
We produce hazardous, highly combustible and difficult to transport chemicals, which subject us to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.
P2S5 is transported through a combination of ground and sea. These materials are highly combustible and difficult to transport, so they must be handled carefully and in accordance with applicable laws and regulations. An incident in the transportation of our materials or our failure to comply with laws and regulations applicable to the transfer of such products could lead to human injuries or significant property damage, regulatory repercussions or could make it difficult to fulfill our obligations to our customers, any of which could have a material adverse effect on our business, financial condition and results of operations.
Products we have made or used could be the focus of legal claims based upon allegations of harm to human health. We cannot predict the outcome of suits and claims, and an unfavorable outcome in these litigation matters could exceed reserves or have a material adverse effect on our business, financial condition and results of operations and cause our reputation to decline.
Our products or facilities could have environmental impacts and side effects.
If the products we sell do not have the intended effects, our business may suffer and it may be subject to products liability or other legal actions. Our products contain innovative combinations of materials. While there is data available with respect to the environmental impacts of our fire retardant products that are conducted by governmental agencies, this data is limited to certain locations and periods and therefore, may not capture all the possible environmental impacts and side effects of use or repeated use of our fire retardant products. Similarly, there have been toxicological studies conducted on the impact of our products on certain fish and mammalian species, however, this is limited in scope and therefore, does not present all the potential side effects and/or the products’ interaction with animal biochemistry. As a result, our products could have certain impact on the environment or the animal population that is currently unknown by the Company.
Legal and regulatory claims, investigations and proceedings may be initiated against us in the ordinary course of business. The outcomes and the amounts of any damages awarded, or fines or penalties assessed, cannot be predicted, and could have a material adverse effect on our reputation as well as our business, financial condition and results of operations.
We may be the subject of litigation by customers, suppliers and other third parties. A significant judgment against us, the loss of a significant permit, license or other approval, or a significant fine, penalty or contractual dispute could have a material adverse effect on our business, financial condition and results of operations. Some of the products we produce may cause adverse health consequences, which exposes us to product liability claims. See “—Some of the products we produce may cause adverse health consequences, which exposes us to product liability and other claims, and we may, from time to time, be the subject of indemnity claims.” Litigation is expensive, time consuming and may divert management’s attention away from the operation of the business. The outcome of litigation can never be predicted with certainty and an adverse outcome in any of these matters could have a material adverse effect on our reputation as well as our business, financial condition and results of operations.
Risks Related to Operating as a Public Company
Our management has limited experience in operating a public company.
Our executive officers have limited experience in the management of a publicly traded company. Our management team’s limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than we anticipate.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the NYSE rules. The requirements of these rules and regulations will impact our legal, accounting and compliance expenses, make some activities more difficult, time-consuming or costly and place strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that we will have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. The company currently outsources its internal audit function and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud.
The various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified officers and directors will be significantly curtailed.
We expect that the rules and regulations applicable to public companies will result in us incurring substantial additional legal and financial compliance costs. These costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business.
We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations.
In connection with the audit of the 2022 financial statements, we identified material weaknesses in internal control over financial reporting. As a result of these material weaknesses, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2022, as further described in Item 9A, Controls and Procedures—Changes in Internal Control over Financial Reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses are related to the (i) failure to design and implement precise review controls to properly consider key terms and conditions affecting the grant date in accordance with ASC 718, when determining and applying our policy in accounting for PBNQSO and (ii) the material weaknesses reported in our Annual Report for 2021 which include (a) the failure to design and implement review controls at a sufficient level of precision around complex accounting areas and related disclosure, including business combinations and goodwill impairment assessment, specifically related to the determination of carrying value and review of valuation assumptions and a material weakness, and (b) the failure to design and implement controls over the business combination and its effects on the presentation of the statement of cash flows, equity issuance costs, and transaction costs and the judgments made in the determination of purchase consideration
The material weakness related to the determination of the grant date in accordance with ASC 718 resulted in material errors to our previously issued unaudited consolidated financial statements on Form 10-Q for the September 2022 Quarter and June 2022 Quarter, and a restatement of those previously issued unaudited condensed consolidated financial statements as described in Note 18, “Restatement of Previously Issued Financial Statements” in the notes to our consolidated financial statements included in this Annual Report on Form 10-K.
We are taking steps to remediate the material weaknesses by, among other things, enhancing the precision at which certain review controls are executed relating to the determination and application of accounting policies, specifically those associated with the application of ASC 718, Compensation — Stock Compensation and hiring an additional qualified accounting resource, engaging outside resources to assist with the design and implementation of a system of risk-based internal controls, enhancing and formalizing our accounting, business operations and information technology policies, procedures and controls, planning to use outside resources to enhance our business documentation process, provide company-wide training and to help with management’s self-assessment and testing of internal controls, and revising user access controls to maintain segregation of duties between the creation, posting and approval of journal entries in our accounting system. However, we are still in the process of implementing these steps and cannot assure investors that these measures will significantly improve or remediate the material weaknesses described above.
We may in the future discover additional material weaknesses in our system of internal financial and accounting controls and procedures that could result from additional material misstatements of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are unable to remediate the material weaknesses in a timely manner or we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our Ordinary Shares are listed, the SEC or other regulatory authorities. The existence of material weaknesses in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our Ordinary Shares.
If we fail to maintain effective internal controls over financial reporting, the price of our securities may be adversely affected.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify additional weaknesses and conditions that need to be addressed in our internal controls over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal controls over financial reporting, or disclosure of management’s assessment of our internal controls over financial reporting, may have an adverse impact on the price of our securities.
Our failure to timely and effectively implement controls and procedures required by Section 404 (“Section 404”) and of the Sarbanes-Oxley Act could have a material adverse effect on our business, operating results and financial condition.
We are required to provide management’s attestation on internal controls. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective or may result in a finding that there are additional material weaknesses in our internal controls over financial reporting, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.
Our results of operations may differ significantly from the unaudited pro forma financial data included in the registration statement filed in connection with the Business Combination.
The registration statement on Form S-4 filed in connection with the Business Combination included our unaudited pro forma condensed consolidated combined financial statements for us. Those unaudited pro forma condensed consolidated combined financial statements were presented for illustrative purposes only, were based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed consolidated combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated on the dates related to those pro forma, or the future consolidated results of operations or financial position of us. Accordingly, our business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed consolidated combined financial statements included in the registration statement filed in connection with the Business Combination.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.
The price of our Ordinary Shares and Warrants may fluctuate significantly due to general market and economic conditions. An active trading market for our Ordinary Shares and Warrants may never develop or, if developed, it may not be sustained. In addition, the price of our Ordinary Shares and Warrants can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. If our Ordinary Shares become delisted from the NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our Ordinary Shares may be more limited than if it were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your Company securities unless a market can be established or sustained.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Ordinary Shares adversely, then the price and trading volume of our Ordinary Shares or Warrants could decline.
The trading market for our Ordinary Shares and Warrants will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If no securities or industry analysts commence coverage of us, the price and trading volume of our Ordinary Shares and Warrants would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our Ordinary Shares and Warrants adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares and Warrants would likely decline.
If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
The market price of our Ordinary Shares may decline as a result of the Business Combination if we do not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on our financial results is not consistent with the expectations of financial analysts. Accordingly, holders of our Ordinary Shares may experience a loss as a result of a decline in the market price of such our Ordinary Shares. In addition, a decline in the market price of our Ordinary Shares could adversely affect our ability to issue additional securities and to obtain additional financing in the future.
Risks for any holders of our Warrants.
We may redeem our Warrants prior to their exercise at a time that is disadvantageous to you, thereby significantly impairing the value of such Warrants. We will have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the closing price of our Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 10 consecutive trading days. Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.
The EverArc Founders, all of whom are directors in our company, have interests that are different, or in addition to the interests of our shareholders.
As a result of the Founder Advisory Agreement entered into by EverArc and the EverArc Founder Entity (and assumed by us upon the Merger) to provide incentives to the EverArc Founders to achieve EverArc’s, and following the Merger, the Company’s, objectives, the EverArc Founders have interests that are different and in addition to your interests as a shareholder and/or warrant holder generally. Specifically, under the Founder Advisory Agreement, as consideration for services provided to the Company by the EverArc Founder Entity, including strategic and capital allocation advice, the Company will pay the EverArc Founder Entity:
•a fixed advisory amount (the “Fixed Annual Advisory Amount”) and a variable advisory amount which variable amount is earned solely based upon appreciation of the market price of our Ordinary Shares (the

“Variable Annual Advisory Amount,” each an “Advisory Amount” and collectively, the “Advisory Amounts”) as follows:
•a Fixed Annual Advisory Amount equal to 1.5% of 157,137,410 Ordinary Shares outstanding on the Closing Date (in each case, payable in our Ordinary Shares or partly in cash, at the election of the EverArc Founder Entity provided that at least 50% of such amounts are paid in our Ordinary Shares); and
•a Variable Annual Advisory Amount based on the appreciation of the market price of our Ordinary Shares if such market price exceeds certain trading price minimums (in each case, payable in our Ordinary Shares or partly in cash, at the election of the EverArc Founder Entity provided that at least 50% of such amounts are paid in our Ordinary Shares).
With respect to the Fixed Annual Advisory Amount, the EverArc Founder Entity will earn such advisory fee even if our shareholders earn a negative return following the consummation of the Business Combination.
Pursuant to the Founder Advisory Agreement, we may be required to pay significant fees to the EverArc Founder Entity, which could reduce cash available for investment in the business, working capital and distribution to shareholders.
We are required to pay the EverArc Founder Entity a Fixed Annual Advisory Amount and, if earned, a Variable Annual Advisory Amount each year until the years ending December 31, 2027 and December 31, 2031, respectively, pursuant to the Founder Advisory Agreement. Under the Founder Advisory Agreement, at the election of the EverArc Founder Entity, at least 50% of the total fees will be paid in Ordinary Shares and the remainder in cash. If the EverArc Founder Entity elects to receive a portion of the future fees in cash, we may need to use cash from operations, borrowings or other sources to make the payment, which will reduce cash available for investing activities, working capital and/or distribution to shareholders.
For additional information about the Founder Advisory Agreement, refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Founder Advisory Agreement” and Note 13, “Related Parties,” in the notes to the consolidated financial statements included in this Annual Report.
Our shareholders will experience dilution as a consequence of the issuance of our Ordinary Shares as payment for the Advisory Amounts payable to the EverArc Founder Entity.
We will be obligated to pay the Advisory Amounts to the EverArc Founder Entity until the years ending December 31, 2027 and 2031, respectively. The portion of the Advisory Amounts payable in our Ordinary Shares will reduce the percentage shareholdings for those shareholders holding our Ordinary Shares.
Pursuant to the Founder Advisory Agreement, we will be required to make a termination payment if the Founder Advisory Agreement is terminated under certain circumstances.
In the event the Founder Advisory Agreement is terminated by us upon the Company ceasing to be traded on the NYSE or by the Company upon a sale of us we will pay the EverArc Founders a termination payment in cash. This termination payment may be substantial and will be immediately due and payable on the date of termination of the Founder Advisory Agreement.
Risks Related to Investment in a Luxembourg Company
We are organized under the laws of the Grand Duchy of Luxembourg. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our Board in the U.S.
We are organized under the laws of the Grand Duchy of Luxembourg. In addition, some of the members of our Board and officers reside outside the U.S. Investors may not be able to effect service of process within the U.S. upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S., including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the U.S. or elsewhere are generally not enforceable in Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the U.S. and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. Pursuant to the general provisions of Luxembourg law for the enforcement of foreign judgments and in particular, but not limited to, article 678 of the Luxembourg New Code of Civil Procedure, a party who obtains a final judgment from a court of competent jurisdiction in the U.S. may initiate enforcement proceedings in Luxembourg (exequatur) and the District Court (Tribunal d’Arrondissement) may authorize the enforcement in Luxembourg of the U.S. judgment without re-examination of the merits, if it is satisfied that the following conditions are met (which conditions may change):
•the judgment of the U.S. court is final and enforceable (exécutoire) in the U.S.;
•the U.S. court had jurisdiction over the subject matter leading to the judgment according to the Luxembourg conflict of jurisdictions rules (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);
•the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but with the procedural rules of the jurisdiction in which the judgment was rendered, in particular, in compliance with the rights of the defendant;
•the U.S. court acted in accordance with its own procedural laws; and
•the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.
In addition, actions brought in a Luxembourg court against us, the members of our Board, or our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the Luxembourgish, French or German language, and all documents submitted to the court would, in principle, have to be translated into Luxembourgish, French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board, or our officers. In addition, even if a judgment against us, the non-U.S. members of our Board, or our officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.
Our directors and officers have entered into, or will enter into, indemnification agreements with us. Under such agreements, the directors and officers will be entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. Luxembourg law permits us to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards us or a third party for management errors i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by us, except in connection with criminal offenses, gross negligence or fraud. The rights to and obligations of indemnification among or between us and any of our current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the U.S. under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against our assets in Luxembourg.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.
As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.
The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely impact trading in our Ordinary Shares and our ability to conduct equity financings.
Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the U.S. For example, under Delaware law, the Board of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes, among others, a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the Board has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of our Board, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the U.S., and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the U.S. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.
Our shareholders may be required to bring certain actions asserting claims arising under the Securities Act in the federal district courts of the United States.
Pursuant to our articles of association, unless we consent in writing to an alternative forum, the U.S. federal district courts will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. This forum provision prevents our shareholders from bringing claims arising under the Securities Act in a Luxembourg court, which court our shareholders may view as more convenient, cost effective or advantageous to the claims made in such action and therefore may discourage such actions.
The Securities Act forum provision is not intended by us to limit the forum available to our shareholders for actions or proceedings asserting claims arising under the Exchange Act.
The validity and enforceability of such exclusive forum clause cannot be confirmed under Luxembourg law. If a court were to find the exclusive forum clause to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Risks Related to Taxes
If we are or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, U.S. Holders of our Ordinary Shares or Warrants could be subject to adverse U.S. federal income tax consequences.
A PFIC is any foreign (i.e., non-U.S.) corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. If we are or become a PFIC for any taxable year or any portion thereof during which a United States person holds our Ordinary Shares or Warrants (such person, a “U.S. Holder”), certain adverse U.S. federal income tax consequences may apply to such U.S. Holder.
As of the date of this annual report on Form 10-K, we have not made a determination as to our PFIC status for our current or preceding taxable year. Whether we are treated as a PFIC for any taxable year is a factual determination that can only be made after the close of such taxable year and, thus, is subject to significant uncertainty and change. Accordingly, there can be no assurances with respect to our status as a PFIC for any taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to their investment in our Ordinary Shares or Warrants.
If a United States person is treated as owning at least 10% of our Ordinary Shares, such person may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each of PSSA and our direct and indirect subsidiaries (“PSSA Group”) that is a controlled foreign corporation ("CFC") for U.S. federal income tax purposes. If the PSSA Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether we are treated as a CFC. The PSSA Group currently includes a U.S. subsidiary.
A United States shareholder of a CFC may be subject to adverse income inclusion and reporting requirements. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting or payment of tax was due from starting. We cannot provide any assurances that we will assist holders in determining whether any of its non-U.S. subsidiaries is treated as a CFC or whether any holder is treated as a United States shareholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.
Additional taxes could adversely affect our financial results.
Our tax filings are subject to audits by tax authorities in the various jurisdictions in which we do business. These audits may result in assessments of additional taxes that are subsequently resolved with the taxing authorities or through the courts. Currently, we believe there are no outstanding assessments whose resolution would result in a material adverse financial result. However, we cannot offer assurances that unasserted or potential future assessments would not have a material adverse effect on our financial condition or results of operations.
Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Inflation Reduction Act (“IRA”) was enacted in the United States on August 16, 2022. Among other provisions, the IRA included a new corporate alternative minimum tax on adjusted financial statement income and an excise tax on certain corporate share repurchases. While we do not currently anticipate that the IRA will have a material effect on our financial performance, we will continue to monitor its potential impact as new information and guidance becomes available.
General Risk Factors

We may require additional capital to fund our operations. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, financial condition and results of operations.
We expect to devote substantial financial resources to our ongoing and planned activities. We expect our expenses to continue to increase as our volumes and revenues increase. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we may need to obtain additional capital to fund our continuing operations.
We believe that our existing cash and other resources will be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months; however, these assumptions are based on estimates that may be wrong. As a result, we could deplete our capital resources sooner than we currently expect.
In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to maintain or expand our operations and invest in our business, we may not be able to compete successfully, which would harm our business, financial condition and results of operations.
Cybersecurity attack, acts of cyber-terrorism, failure of technology systems and other disruptions to our information technology systems could compromise our information, disrupt our operations, and expose us to liability, which may adversely impact our business, financial condition and results of operations.
In the ordinary course of our business, we store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees in our information technology systems, including in our data servers and on our networks. The secure processing, maintenance and transmission of this data is critical to our operations. Despite our security measures, our information technology systems may be vulnerable to attacks by hackers or breached or disrupted due to employee error, malfeasance or other disruptions. Any such attack, breach or disruption could compromise our information technology systems and the information stored in them could be accessed, publicly disclosed, lost or stolen and our business operations could be disrupted. Any such access, disclosure or other loss of information or business disruption could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and damage to our reputation, which could adversely impact our business, financial condition and results of operations.
Our insurance may not fully cover all of our operational risks, including, but not limited to, environmental risks, and changes in the cost of insurance or the availability of insurance could materially increase our insurance costs or result in a decrease in our insurance coverage.
We have a significant concentration of our manufacturing facilities. Natural disasters and severe weather events (such as hurricanes, earthquakes, fires, floods, landslides and wind or hailstorms) or other extraordinary events subject us to property loss and business interruption. Illegal or unethical conduct by employees, customers, vendors and unaffiliated third parties can also impact our business. Other potential liabilities arising out of our operations may involve claims by employees, customers or third parties for personal injury, product liability or property damage and potential fines and penalties in connection with alleged violations of regulatory requirements.
In certain instances, our insurance may not fully cover an insured loss depending on the magnitude and nature of the claim. Accordingly, we cannot assure you that we will not be exposed to uninsured or underinsured losses that could have a material adverse effect on our business, financial condition and results of operations. Additionally, changes in the cost of insurance or the availability of insurance in the future could substantially increase our costs to maintain our current level of coverage or could cause us to reduce our insurance coverage.
We are subject to general governmental regulation and other legal obligations, including those related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.
We receive, store and process personal information and other data from and about customers in addition to our employees and services providers. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission (the “FTC”) and various state, local and foreign agencies. Our data handling also is subject to contractual obligations and industry standards.
The U.S. federal and various state governments have adopted or proposed limitations on the collection, distribution, use, storage and security of data relating to individuals, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. For example, the California Consumer Privacy Act of 2018 (the “CCPA”) became effective January 1, 2020. The CCPA requires covered businesses to, among other things, make new disclosures to consumers about their data collection, use, and sharing practices, and allows consumers to opt out of certain data sharing with third parties. The CCPA also provides a new private cause of action for certain data breaches. The California Privacy Rights Act (the “CPRA”) which will become effective on January 1, 2023, will significantly modify the CCPA, and also create a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are potentially significant and may require us to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. States such as Virginia have enacted and we expect additional states may also enact legislation similar to the CCPA and CPRA. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of data.
Several foreign countries and governmental bodies, including the European Union, have laws and regulations dealing with the handling and processing of personal information obtained from their residents, which in certain cases are more restrictive than those in the United States, and we expect additional jurisdictions may enact similar regulations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses and in some jurisdictions, Internet Protocol addresses. Within the European Union, legislators have adopted the General Data Protection Regulation (the “GDPR”) which became effective in May 2018. The GDPR includes more stringent operational requirements for processors and controllers of personal data than previous EU data protection laws and imposes significant penalties for non-compliance.
These domestic and foreign laws and regulations relating to privacy and data security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Interpretation of certain requirements remains unclear and may evolve, in particular for regulations that have recently been enacted. Application of laws may be inconsistent or may conflict among jurisdictions resulting in additional complexity and increased legal risk. In addition, these regulations have increased our compliance costs and may impair our ability to grow our business or offer our service in some locations, may subject us to liability for non-compliance, may require us to modify our data processing and transferring practices and policies and may strain our technical capabilities.
We also handle credit card and other personal information. Due to the sensitive nature of such information, we have implemented procedures in an effort to preserve and protect our data and our customers’ data against loss, misuse, corruption, misappropriation caused by systems failures, unauthorized access or misuse. Notwithstanding these procedures, we could be subject to liability claims by individuals and customers whose data resides in our databases for the misuse of that information. If we fail to meet appropriate compliance levels, this could negatively impact our ability to utilize credit cards as a method of payment, and/or collect and store credit card information, which could disrupt our business.
We may be subject to rules of the FTC, the Federal Communications Commission (the “FCC”) and potentially other federal agencies and state laws related to commercial electronic mail and other messages. Compliance with these provisions may limit our ability to send certain types of messages. If we were found to have violated such rules and regulations, we may face enforcement actions by the FTC or FCC or face civil penalties, either of which could adversely affect our business.
Any failure or perceived failure by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, consumer communications, information security and local data residency in the United States, the European Union and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business, financial condition and results of operations.

The continuing impacts of the COVID-19 pandemic may have an adverse effect on our business, financial condition and results of operations.
In March 2020, the World Health Organization declared COVID-19 a pandemic and our business may continue to be adversely affected by the COVID-19 pandemic. The spread of COVID-19 had a material economic effect on our business due to government-imposed restrictions on travel and shelter-in-place orders, increased teleworking, a reduction in business travel and disrupted supply chains worldwide. Although our business and operations have returned to pre-COVID levels, should we experience another COVID-19-like virus outbreak in the future with similar restrictions, we would anticipate a similar impact on our business.
The loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
Our success depends on the continuing services of certain members of the current management team. Our executive team are incentivized by share-based compensation grants that align the interests of investors with the executive team and certain executives have employment agreements. The loss of key management, employees or third-party contractors could have a material and adverse effect on our business, financial condition and results of operations. Additionally, the success of our operations will largely depend upon our ability to successfully attract and maintain competent and qualified key management personnel. As with any company with limited resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for our company. If we are successful in attracting and retaining such individuals, it is likely that our payroll costs and related expenses will increase significantly and that there will be additional dilution to existing shareholders as a result of equity incentives that may need to be issued to such management personnel. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement, and manage personnel required to sustain our growth would have a material adverse effect on our business, financial condition and results of operations.
Item 1B. Unresolved Staff Comments.
None.

Item 2. Properties.
The following table indicates our principal manufacturing, distribution and equipment service locations and the reportable segment that makes major use of them; headquarter locations are also included. Except as otherwise indicated, we lease these facilities.

	Fire Safety	Specialty Products
Rancho Cucamonga, California	X
McClellan Park, California	X
Kamloops, British Columbia, Canada	X
Sturgeon County, Alberta, Canada	X
Aix-En-Provence, France	X
New South Wales, Australia	X
Green Bay, Wisconsin*	X
Mieres, Spain*	X
Post Falls, Idaho	X
Moreland, Idaho	X
Knapsack, Germany		X
Sauget, Illinois†		X
Clayton, Missouri (Corporate Headquarters)
Luxembourg, Grand Duchy of Luxembourg (Executive Headquarters)

*Owned
†Tolling facility
Item 3. Legal Proceedings.
We are involved in various claims, actions, and legal proceedings arising in the ordinary course of business, including a number of matters related to the aqueous film forming foam litigation consolidated in the District of South Carolina multi-district litigation and other similar matters pending in other jurisdictions in the United States. Our exposure to losses, if any, is not considered probable or reasonably estimable at this time.
Item 4. Mine Safety Disclosures.
Not Applicable.

PART II
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.
Market Information
Our Ordinary Shares are traded on the NYSE under the symbol “PRM.” As of February 24, 2023, the closing price of our Ordinary Shares on the NYSE was $8.67 and we had 46 shareholders of record.
Dividend Policy
In accordance with the Luxembourg company law, from our annual net profits, at least 5% shall each year be allocated to a reserve (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of our share capital. The general meeting of shareholders has the power to make a resolution on the payment of dividends upon the recommendation of our Board. In deciding whether to recommend any future dividend, the Board would take into account any legal or contractual limitation, our actual and anticipated future earnings, cash flows, debt service and capital requirements, our business plans and such other matters as the Board believes appropriate, in its discretion. We anticipate that any available cash will be retained by us to satisfy our operational and other cash needs, accordingly, we do not expect to pay any cash dividend on our Ordinary Shares in the foreseeable future.
Performance Graph
The performance graph below compares the cumulative total shareholder return of a hypothetical investment in our Ordinary Shares with the cumulative total return of a hypothetical investment in each of the Russell 2000 Index and the S&P Smallcap 600 Materials Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Ordinary Shares and in each of the indexes on November 9, 2021, and its relative performance is tracked through December 31, 2022. The share price performance of our Ordinary Shares is not necessarily indicative of future performance.

The above information under the caption “Performance Graph” shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act except to the extent we specifically request that such information be treated as “soliciting material” or specifically incorporate such information by reference into such a filing.
Issuer Purchases of Equity Securities
Below is a summary of Ordinary Share repurchases for the quarter ended December 31, 2022.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plan or Program (1)
October 1, 2022 - October 31, 2022	4,934,376	$7.55	4,934,376	34,806,665
November 1, 2022 - November 30, 2022	584,144	$7.58	584,144	34,222,521
December 1, 2022 -December 31, 2022	—	$—	—	34,222,521
Total	5,518,520	$7.55	5,518,520
(1)On December 7, 2021, subject to the approval of the shareholders’ of the Company, the Board authorized a share repurchase plan (the “Share Repurchase Plan”). The Share Repurchase Plan allows the Company, which includes any subsidiary of the Company, to repurchase up to $100.0 million of its issued and outstanding Ordinary Shares at any time during the next 24 months or, if different, such other timeframe as approved by the shareholders of the Company. On July 21, 2022, subject to certain limits, the shareholders’ of the Company approved a proposal authorizing the Board to repurchase up to 25% of the Company’s Ordinary Shares outstanding as of the date of the shareholders’ approval, being 40,659,257 Ordinary Shares, at any time during the next five years. On November 3, 2022, the Board re-established the limit for Ordinary Share repurchases at $100.0 million, which is within the repurchase limit approved by Company’s shareholders’ on July 21, 2022.
Item 6. [Reserved]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto included in this Annual Report. This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, such statements are subject to the “safe harbor” created by those sections and involve risks and uncertainties. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management as of the date hereof. As a result of many factors, such as those set forth under Part I, Item 1A “Risk Factors” in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements, accordingly, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Overview
PSSA, a public company limited by shares (société anonyme) was incorporated on June 21, 2021 under the laws of the Grand Duchy of Luxembourg for the purpose of effecting a business combination. PSSA is headquartered in the Grand Duchy of Luxembourg with global operations in North America, Europe, and Asia Pacific.
On November 8, 2019, EverArc was formed for the purpose of undertaking an acquisition of one target company or business. EverArc completed its initial public offering on December 17, 2019 by placing 34,000,000 EverArc Ordinary Shares and accompanying EverArc Warrants and completed an additional offering on January 15, 2020 by issuing 6,800,000 EverArc Ordinary Shares with no accompanying EverArc Warrants, generating net proceeds of $401.0 million. The net proceeds were not placed in any trust or escrow account but were instead held in U.S. Treasuries or money market fund instruments to be used to fund an initial business combination. EverArc Ordinary Shares and EverArc Warrants were listed for trading on the London Stock Exchange under the symbols “EVRA,” and “EVWA,” respectively.
Merger Sub was also formed solely in contemplation of a business combination. Neither EverArc nor Merger Sub had commenced any operations, had only nominal assets and had no liabilities or contingent liabilities, nor any outstanding commitments other than those in connection with contemplated business combination.
On the Closing Date, PSSA consummated the transactions contemplated by the Business Combination with EverArc, SK Holdings, Perimeter Solutions and Merger Sub pursuant to the Business Combination Agreement dated June 15, 2021.
Pursuant to the Business Combination Agreement,
•On November 8, 2021:
•Merger Sub merged with and into EverArc, with EverArc surviving the Merger as a direct wholly-owned subsidiary of PSSA;
•pursuant to the Merger, 155,832,600 EverArc Ordinary Shares outstanding immediately prior to the Merger were exchanged for Ordinary Shares; and
•34,020,000 outstanding EverArc Warrants, in each case, with each whole warrant entitling the holder thereof to purchase one-fourth of one EverArc Ordinary Share at an exercise price of $12.00 per whole EverArc Ordinary Share, were converted into the right to purchase Warrants; and
On November 8, 2021, EverArc Ordinary Shares and EverArc Warrants were formally delisted from the London Stock Exchange and pursuant to the Subscription Agreements the EverArc Subscribers purchased an aggregate of 115,000,000 EverArc Ordinary Shares at $10.00 per share that were converted into Ordinary Shares pursuant to the Merger.
•On November 9, 2021:
•SK Holdings (i) along with officers and certain key employees of SK Intermediate contributed a portion of their ordinary shares in SK Intermediate to PSSA in exchange for 10 million 6.50% Redeemable Preferred Shares of PSSA (“Redeemable Preferred Shares"), nominal value of $10.00 per share, valued at $100.0 million and (ii) sold its remaining ordinary shares in SK Intermediate for approximately $1,900.0 million in cash subject to certain customary adjustments for working capital, transaction expenses, cash and indebtedness;

•the Ordinary Shares were listed and began trading on the NYSE under the symbol "PRM";
•the Management Subscribers were granted an aggregate of 1,104,810 Ordinary Shares at $10.00 per share as consideration and the Director Subscribers purchased an aggregate of 200,000 Ordinary Shares at $10.00 per share; and
•$675.0 million Senior Notes issued by EverArc Escrow S.à r.l. (“Escrow Issuer”), a newly-formed limited liability company governed by the laws of the Grand Duchy of Luxembourg and a wholly owned subsidiary of EverArc under an indenture dated as of October 22, 2021 was assumed by SK Invictus Intermediate II S.à r.l., a société à responsabilité limitée (limited liability company) governed by the laws of the Grand Duchy of Luxembourg (“SK Intermediate II.”)
The cash consideration for the Business Combination was funded through cash on hand, proceeds from the sale of the EverArc Ordinary Shares to the EverArc Subscribers, proceeds from the issuance of Senior Notes and borrowings under our revolving credit facility.
In connection with the Business Combination, the Merger was accounted for as a common control transaction, where substantially all of the net assets of PSSA will be those previously held by EverArc. Upon the acquisition of SK Intermediate, PSSA was determined to be the Successor and SK Intermediate was deemed to be the Predecessor. The business combination with SK Intermediate was accounted for using the acquisition method of accounting and the Successor financial statements reflect a new basis of accounting based on the fair value of the net assets acquired. As a result of the application of the acquisition method of accounting, our consolidated financial statements and certain presentations are separated into two distinct periods to indicate the different ownership and accounting basis between the periods presented, the period before the consummation of the Business Combination, which includes the period from January 1, 2021 to November 8, 2021 (the “2021 Predecessor Period”) and the year ended December 31, 2020 (the “2020 Predecessor Period”); and the period on and after the consummation of the Business Combination, from the Closing Date to December 31, 2021 (the “2021 Successor Period”).
SK Intermediate was formed by SK Capital Partners IV-A, L.P. and SK Capital Partners IV-A, L.P. (collectively, the “Sponsor”) on February 12, 2018 and commenced operations on the same date.
We are a global solutions provider, producing high-quality firefighting products and lubricant additives. Approximately 74% of our annual revenues is derived in the United States, approximately 15% in Europe, approximately 5% in Canada and approximately 2% in Mexico, respectively, and remaining approximately 4% across various other countries.
Our business is organized and managed in two reporting segments: Fire Safety and Specialty Products (formerly Oil Additives).
The Fire Safety business is a formulator and manufacturer of fire management products that help our customers combat various types of fires, including wildland, structural, flammable liquids and other types of fires. Our Fire Safety business also offers specialized equipment and services, typically in conjunction with our fire management products to support firefighting operations. Our specialized equipment includes air base retardant storage, mixing, and delivery equipment; mobile retardant bases; retardant ground application units; mobile foam equipment; and equipment that we custom design and manufacture to meet specific customer needs. Our service network can meet the emergency resupply needs of over 150 air tanker bases in North America, as well as many other customer locations globally. The segment is built on the premise of superior technology, exceptional responsiveness to our customers’ needs, and a “never-fail” service network. Significant end markets include primarily government-related entities and are dependent on approvals, qualifications, and permits granted by the respective governments and commercial customers around the world.
In June 2022, the Oil Additives segment, which produces and sells P2S5, was renamed the Specialty Products segment to better reflect the current and expanding applications for P2S5 in several end markets and applications, including lubricant additives, various agricultural applications, various mining applications, and emerging electric battery technologies. Within the lubricant additive end market, currently the Company’s largest end market application, P2S5 is primarily used in the production of a family of compounds called ZDDP, which is considered an essential component in the formulation of engine oils with its main function to provide anti-wear protection to engine components. In addition, ZDDP inhibits oxidation of engine oil by scavenging free radicals that initiate oil breakdown and sludge formation, resulting in better and longer engine function. P2S5 is also used in pesticide and mining chemicals applications. We offer several grades of P2S5 with varying degrees of phosphorus content, particle size, distribution, and reactivity to global customers.

During the third quarter of 2022, we completed a re-organization into seven business units within our two reporting segments. The business unit structure is meant to promote the decentralized execution and accountability, and maintain the geography- and product-specific focus and granularity, necessary to drive continued improvement in our key operational value drivers. Our key operational value drivers are profitable new business, pricing our products and services to the value they provide, and continued productivity improvements. Each business unit has a business unit manager, who is responsible for achieving targeted financial and operational results.
Restatement and Revision of Previously Issued Financial Statements
In connection with preparing this Annual Report we determined that:
•the technical requirements under ASC 718 for establishing a grant date on the date when the PBNQSO were awarded to employees and non-employees were not met since a mutual understanding of the terms and conditions did not exist as our compensation committee has the ability to adjust, at its discretion, how AOP against the performance target will be measured. Consequently, the service inception date of these PBNQSO precedes the grant date and we should have recognized compensation expense beginning on the service inception date and remeasured the fair value of the PBNQSO at the end of each reporting period until a grant date is established. Under the previously applied accounting treatment, we recorded compensation costs based on the grant date fair value calculated using the Black-Scholes option-pricing model (the “Stock Options Error”); and
•the amortization of the step-up in basis of inventory, which is a non-cash adjustment to inventory cost established at the time of Business Combination was understated during the period from November 9, 2021 through December 31, 2021 (the “Inventory Amortization Error”).
Management evaluated the effect of the Stock Options Error and the Inventory Amortization Error on our previously issued consolidated financial statements under ASC 250, “Accounting Changes and Error Corrections”, Staff Accounting Bulletin No. 99, “Materiality”, and Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and concluded that:
•the Stock Options Error and the Inventory Amortization Error were material to the previously issued September 2022 Quarter and June 2022 Quarter, and, as a result, such unaudited financial statements should be restated;
•Stock Options Error and the Inventory Amortization Error were immaterial to the previously issued March 2022 Quarter, and, as a result, such unaudited financial statements should be revised.
•Inventory Amortization Error was immaterial to the previously issued December 2021 Period, and, as a result, such financial statements should be revised.
This Annual Report includes (1) unaudited condensed consolidated financial statements for the September 2022 Quarter and the June 2022 Quarter with modifications as necessary to reflect the restatement, (2) unaudited condensed consolidated financial statements for the March 2022 Quarter with modifications as necessary to reflect revisions for correcting immaterial errors and (3) consolidated financial statements for the December 2021 Period with modifications as necessary to reflect revisions for correcting an immaterial error to the following items: Part I, Item 1A. Risk Factors, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Part II, Item 8. Financial Statements and Supplementary Data and Part II, Item 9A. Controls and Procedures.
We do not plan to amend previously issued September 2022 Quarter and June 2022 Quarter quarterly reports in connection with the restatement. Accordingly, investors should no longer rely upon our previously released financial statements and any earnings releases or other financial communications relating to this period. The condensed consolidated financial statements that have been previously filed or otherwise reported for this period are superseded by the information in this Annual Report. Unless otherwise stated, all financial and accounting information contained in this Annual Report has been revised to reflect the corrected presentation.
In connection with the restatement, management has assessed the effectiveness of internal control over financial reporting. Based on this assessment, management identified material weaknesses in our internal control over financial reporting, resulting in the conclusion by our Chief Executive Officer and Chief Financial Officer that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. Management is taking steps to remediate the material weaknesses in our internal control over financial reporting, as described in Part II, Item 9A, “Controls and Procedures.”
Known Trends and Uncertainties
Growth in Fire Safety
We believe that our Fire Safety segment benefits from several secular growth drivers, including increasing fire severity, as measured by higher acres burned, longer fire seasons and a growing wildland urban interface resulting in a need for higher quantity of retardant use per acre and thereby increasing airtanker capacity. We believe that these trends are prevalent in North America, as well as globally.
We are also attempting to grow our fire prevention and protection business, which is primarily focused on high hazard industries like electrical utilities, railroads and transportation agencies. Fire prevention products can be used to prevent fire ignitions and protect property from potential fire danger by providing proactive retardant treatment in high-risk areas. Treating these areas ahead of the fire season can potentially stop ignitions from equipment failures or sparks. Our new Phos-Chek Fortify product, applied before or early in the fire season, can provide long-term protection until a significant rainfall event. In addition, Phos-Chek Fortify can proactively be applied to protect high value assets and critical infrastructure from the danger of wildfire.
We expect these trends to continue in 2023 and beyond and drive growth in demand for fire retardant products. We have invested and also intend to continue investing in the expansion our fire safety business through acquisitions in order to further grow our global customer base. Acquisitions and divestitures during the most recent two fiscal years are described in Note 3, “Business Acquisitions,” in the notes to the consolidated financial statements included in this Annual Report.
Weather Conditions and Climate Trends
Our business is highly dependent on the needs of government agencies to suppress fires. As such, our financial condition and results of operations are significantly impacted by weather as well as environmental and other factors affecting climate change, which impact the number and severity of fires in any given year. Historically, sales of our products have been higher in the summer season of each fiscal year due to weather patterns which are generally correlated to a higher prevalence of wildfires. This is in part offset by the disbursement of our operations in both the northern and southern hemispheres, where the summer seasons alternate.
Global Economic Environment
Russia’s Invasion of Ukraine
In February 2022, Russia invaded Ukraine. While we have limited exposure in Russia and Ukraine, we continue to monitor any broader impact to the global economy, including with respect to inflation, supply chains and fuel prices. The full impact of the conflict on our business and financial results remains uncertain and will depend on the severity and duration of the conflict and its impact on regional and global economic conditions.
Inflationary Cost Environment
During fiscal 2021 and continuing into the current fiscal year, global commodity and labor markets experienced significant inflationary pressures attributable to ongoing economic recovery and supply chain issues. We are subject to inflationary pressures with respect to raw materials, labor and transportation. Accordingly, we continue to take actions with our customers and suppliers to mitigate the impact of these inflationary pressures in the future. Actions to mitigate inflationary pressures with suppliers include aggregation of purchase requirements to achieve optimal volume benefits, negotiation of cost-reductions and identification of more cost competitive suppliers. While these actions are designed to offset the impact of inflationary pressures, we cannot provide assurance that they will be successful in fully offsetting increased costs resulting from inflationary pressure. Interest payments for borrowings under our revolving credit facility are based on variable rates. As a result, any continued increase in interest rates may reduce our cash flow available for other corporate purposes.

Ongoing COVID-19 Pandemic
The pandemic caused by an outbreak of a novel strain of coronavirus, SARS-CoV-2, which causes COVID-19 that began in December 2019 introduced significant volatility to the global health and economic environment, including millions of confirmed COVID-19 cases, business slowdowns or shutdowns, government challenges and market volatility throughout 2020 into 2022.
While the ongoing impact from the COVID-19 pandemic has subsided, disruptions to supply chains, transportation efficiency, and availability of raw materials and labor continue to persist. The exact pace and timing of the economic recovery remains uncertain and is expected to continue to be uneven depending on various factors. As the consequences of the pandemic and adverse impact to the global economy continue to evolve, the future adverse impact on our business and financial statements remains subject to uncertainty as of the date of this filing.
Results of Operations
We have prepared our discussion of the results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 by comparing the results for the year ended December 31, 2022 with the combined amounts for 2021 Successor Period and the 2021 Predecessor Period (“S/P Combined”) as the Successor and Predecessor entities are expected to be largely consistent, excluding the impact on certain financial statement line items that were impacted by the Business Combination such as depreciation and amortization expense on PSSA’s property, plant, and equipment and intangible asset balances made under the new basis of accounting. We believe this approach provides the most meaningful basis of comparison and is more useful in discussing our overall operating performance when compared to the same period in the prior year.
The combined results of operations included in our discussion below are not considered to be prepared in accordance with U.S. GAAP (“non-U.S. GAAP”) and have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved had the Business Combination occurred at the beginning of fiscal 2021, and should not be viewed as a substitute for the results of operations of the 2021 Successor Period and the 2021 Predecessor presented in our consolidated financial statements in accordance with U.S. GAAP.
Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021 (“S/P Combined”)
Total Company
The following table sets forth our results of operations for each of the periods indicated. The change column reflects the comparison of the year ended December 31, 2022 with the S/P Combined (“2021”) (in thousands):

	Successor		Predecessor		Change
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	(non-GAAP) S/P Combined
					$	%
Net sales	$360,505	$21,023	$341,315	$362,338	$(1,833)	(1%)
Cost of goods sold	217,853	23,710	172,136	195,846	22,007	11%
Gross profit	142,652	(2,687)	169,179	166,492	(23,840)	(14%)
Operating expenses
Selling, general and administrative expense	74,319	16,982	38,981	55,963	18,356	33%
Amortization expense	55,105	8,004	45,424	53,428	1,677	3%
Founders advisory fees - related party	(117,302)	652,990	—	652,990	(770,292)	(118%)
Other operating expense	465	92	4,153	4,245	(3,780)	(89%)
Total operating expenses	12,587	678,068	88,558	766,626	(754,039)	(98%)
Operating income (loss)	130,065	(680,755)	80,621	(600,134)	730,199	(122%)
Other expense (income):
Interest expense, net	42,585	6,352	39,087	45,439	(2,854)	(6%)
(Gain) loss on contingent earn-out	(12,706)	198	2,965	3,163	(15,869)	(502%)
Unrealized foreign currency loss	3,462	1,006	4,026	5,032	(1,570)	(31%)
Other (income) expense, net	(503)	(2)	(222)	(224)	(279)	125%
Total other expense, net	32,838	7,554	45,856	53,410	(20,572)	(39%)
Income (loss) before income taxes	97,227	(688,309)	34,765	(653,544)	750,771	(115%)
Income tax (expense) benefit	(5,469)	6,160	(14,136)	(7,976)	2,507	(31%)
Net income (loss)	$91,758	$(682,149)	$20,629	$(661,520)	$753,278	(114%)
Net Sales. Net sales decreased by $1.8 million for the year ended December 31, 2022 compared to the same period in 2021. Net sales in the Fire Safety segment decreased by $34.6 million, representing lower fire retardant sales of $42.5 million offset by a $7.9 million increase in fire suppressant sales. Fire retardant sales decreased by $44.6 million in the Americas due to a mild fire season in North America offset by increases of $1.6 million in Asia Pacific and $0.5 million in Europe. Fire retardant sales in a given geography are generally driven by the severity of the fire season in that geography. Fire suppressant sales increased by $3.1 million in the Americas driven by fluorine free foam concentrate and foam systems, $2.4 million in Asia Pacific because of higher fluorine free concentrates sales in Australia along with increased shipments to Asia and $2.4 million in Europe due to improved market share and geographic reach. Net sales in the Specialty Products segment increased by $32.8 million, of which $24.2 million was in the Americas and $8.6 million was in Europe. Specialty Product sales are primarily driven by improvement in our relevant market position in each region; as well as the adoption of our P2S5 products in several new end markets and applications.
Cost of Goods Sold. Cost of goods sold increased by $22.0 million for the year ended December 31, 2022 compared to the same period in 2021. The increase in Fire Safety segment of $20.0 million was primarily due to a $21.6 million increase in amortization of inventory step-up related to the Business Combination and $1.8 million in increased labor and share-based compensation expense offset by $3.4 million in lower material and manufacturing costs. The $2.0 million increase in the Specialty Products segment was due to a $2.7 million increase in insurance costs, a $2.3 million increase in depreciation expense, a $0.9 million increase in lease expense offset by a $2.9 million decrease in amortization of step-up inventory related to the Business Combination and $1.0 million in lower raw material and manufacturing costs.
Selling, General and Administrative Expense. Selling, general and administrative expense increased by $18.4 million for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily driven by a $4.2 million increase in personnel related and share-based compensation expenses, a $5.5 million increase in accounting, legal, consulting and other administrative expenses, a $5.2 million increase in insurance costs and a $3.5 million increase in logistics expenses.
Amortization Expense. Amortization expense increased by $1.7 million for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily due to a $2.2 million increase in amortization expense related to definite lived intangible assets offset by a $0.5 million effect of changes in foreign currency exchange rates.

Founder advisory fees - related party. The founder advisory fees - related party decreased by $770.3 million for the year ended December 31, 2022 compared to the same period in 2021. The decrease was due to recognizing the entire liability in 2021 and recording a reduction in the fair value in 2022, primarily due to a decrease in average price from $13.63 per Ordinary Share to $8.86 per Ordinary Share, of the liability-classified Fixed and Variable Annual Advisory Amounts of $117.3 million (the Fixed Annual Advisory Amount decreased by $35.6 million and Variable Annual Advisory Amount decreased by $81.7 million) for the year ended December 31, 2022. The expense recorded for the Fixed and Variable Annual Advisory Amounts in 2021 was $653.0 million (Fixed Annual Advisory Amount of $213.3 million and Variable Annual Advisory Amount of $439.7 million). The Fixed Annual Advisory Amount is valued using the period end volume weighted average closing share price of our Ordinary Shares for ten consecutive trading days and the Variable Annual Advisory Amount at the end of each reporting period is valued using a Monte Carlo simulation model.
Interest Expense. Interest expense decreased by $2.9 million for the year ended December 31, 2022 compared to the same period in 2021. The decrease was due to $11.8 million write-off of the deferred finance fees on repayment of Predecessor debt upon consummation of the Business Combination recognized in 2021, offset by $6.5 million of dividends on the 6.50% Redeemable Preferred Shares, included in interest expense, and higher interest rates on outstanding debt compared to the same period in 2021.
Gain on Contingent Earn-out. The contingent earn-out relating to the purchase of LaderaTech, Inc. decreased by $15.9 million for the year ended December 31, 2022 compared to the same period in 2021 due to a reduction in the fair value of the contingent consideration by $12.7 million in 2022 as a result of a change in the forecast of the product mix from an earn-out eligible fire retardant to the Company-developed fire retardant that is ineligible for earn-out compared to a $3.2 million increase in 2021 in the fair value of the contingent consideration.
Unrealized Foreign Currency Loss. Unrealized foreign currency loss decreased by $1.6 million for the year ended December 31, 2022 compared to the same period in 2021. The decrease was primarily due to strengthening of the US dollar, primarily against the Euro, during the year ended December 31, 2022.
Income Tax Expense. Income tax expense decreased by $2.5 million for the year ended December 31, 2022 compared to the same period in 2021. The decrease is due primarily to changes in earnings in jurisdictions that were not covered by a valuation allowance and the impact of non-deductible compensation, non-taxable gain on contingent earn-out and accrued withholding taxes on unremitted earnings.
Business Segments
We use segment net sales and segment adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), financial measures that are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), to evaluate operating performance by segment, for business planning purposes and to allocate resources. The following tables provide information for our net sales and Adjusted EBITDA (in thousands):

	Successor				Predecessor		(non-GAAP) S/P Combined
	Year Ended December 31, 2022		November 9, 2021 Through December 31, 2021		January 1, 2021 Through November 8, 2021		Year Ended December 31, 2021
	Fire Safety	Specialty Products	Fire Safety	Specialty Products	Fire Safety	Specialty Products	Fire Safety	Specialty Products
Net sales	$226,583	$133,922	$7,913	$13,110	$253,267	$88,048	$261,180	$101,158
Adjusted EBITDA	$77,365	$48,026	$(3,696)	$1,838	$121,589	$21,703	$117,893	$23,541
Adjusted EBITDA for our Fire Safety segment for the year ended December 31, 2022 decreased by $40.5 million to $77.4 million compared to the same period in 2021. The decrease was primarily due to lower sales as a result of a mild fire season in North America and higher operating expenses offset by lower cost of goods sold.
Adjusted EBITDA for our Specialty Products segment for the year ended December 31, 2022 increased by $24.5 million to $48.0 million compared to the same period in 2021. The increase was primarily due to higher sales offset by higher cost of goods sold and operating expenses.

Year Ended December 31, 2021 (“S/P Combined”) Compared to the Year Ended December 31, 2020
For a detailed discussion of our consolidated results of operations for S/P Combined compared to 2020 Predecessor Period, refer to Part II, Item 7. “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” of Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022.
Restated Financial Information
September 2022 Quarter
The following table and discussion reflect the effect of the restatement on the results of operations for the September 2022 Quarter (in thousands):

	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Net sales	$160,509	$—	$160,509	$319,232	$—	$319,232
Cost of goods sold	74,707	(946)	73,761	191,757	(4,603)	187,154
Gross profit	85,802	946	86,748	127,475	4,603	132,078
Operating expenses:
Selling, general and administrative expense	22,381	(6,731)	15,650	64,803	(10,320)	54,483
Amortization expense	13,738	—	13,738	41,395	—	41,395
Founders advisory fees - related party	(73,713)	—	(73,713)	(154,026)	—	(154,026)
Other operating expense	(51)	—	(51)	405	—	405
Total operating expenses	(37,645)	(6,731)	(44,376)	(47,423)	(10,320)	(57,743)
Operating income	123,447	7,677	131,124	174,898	14,923	189,821
Other expense (income):
Interest expense, net	9,944	—	9,944	32,582	—	32,582
Gain on contingent earn-out	(3,644)	—	(3,644)	(13,042)	—	(13,042)
Unrealized foreign currency loss	4,705	—	4,705	8,741	—	8,741
Other income, net	(785)	—	(785)	(820)	—	(820)
Total other expense, net	10,220	—	10,220	27,461	—	27,461
Income before income taxes	113,227	7,677	120,904	147,437	14,923	162,360
Income tax (expense) benefit	(34,516)	19,839	(14,677)	(23,692)	13,449	(10,243)
Net income	$78,711	$27,516	$106,227	$123,745	$28,372	$152,117
Cost of Goods Sold. Cost of goods sold decreased by $0.9 million for the three months ended September 30, 2022 primarily due to recognizing compensation expense based on the remeasurement of the fair value of the PBNQSO at period end using the Black-Scholes option-pricing model compared to the previously recognized compensation expense based on the grant date fair value calculated using the Black-Scholes option-pricing model. Cost of goods sold decreased by $4.6 million for the nine months ended September 30, 2022 primarily due to recognizing compensation expense based on the remeasurement of the fair value of the PBNQSO at period end using the Black-Scholes option-pricing model compared to the previously recognized compensation expense based on the grant date fair value calculated using the Black-Scholes option-pricing model of $1.4 million and a decrease in the amortization of inventory step-up related to the Business Combination of $3.2 million.
Selling, General and Administrative Expense. Selling, general and administrative expense decreased by $6.7 million and $10.3 million for the three and nine months ended September 30, 2022, respectively, primarily due to recognizing compensation expense based on the remeasurement of the fair value of the PBNQSO at period end using the Black-Scholes option-pricing model compared to the previously recognized compensation expense based on the grant date fair value calculated using the Black-Scholes option-pricing model.
Income Tax (Expense) Benefit. Income tax expense decreased by $19.8 million and $13.4 million for the three and nine months ended September 30, 2022, respectively, primarily due to the change in recognizing compensation expense related to the PBNQSO.

June 2022 Quarter
The following table and discussion reflect the effect of the restatement on the results of operations for the June 2022 Quarter (in thousands):

	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Net sales	$100,965	$—	$100,965	$158,723	$—	$158,723
Cost of goods sold	72,423	(373)	72,050	117,050	(3,657)	113,393
Gross profit	28,542	373	28,915	41,673	3,657	45,330
Operating expenses:
Selling, general and administrative expense	22,614	(2,935)	19,679	42,422	(3,589)	38,833
Amortization expense	13,802	—	13,802	27,657	—	27,657
Founders advisory fees - related party	(20,465)	—	(20,465)	(80,313)	—	(80,313)
Other operating expense	260	—	260	456	—	456
Total operating expenses (income)	16,211	(2,935)	13,276	(9,778)	(3,589)	(13,367)
Operating income	12,331	3,308	15,639	51,451	7,246	58,697
Other expense (income):
Interest expense, net	12,142	—	12,142	22,638	—	22,638
Gain on contingent earn-out	(9,398)	—	(9,398)	(9,398)	—	(9,398)
Unrealized foreign currency loss	3,156	—	3,156	4,036	—	4,036
Other income, net	(200)	—	(200)	(35)	—	(35)
Total other expense, net	5,700	—	5,700	17,241	—	17,241
Income before income taxes	6,631	3,308	9,939	34,210	7,246	41,456
Income tax benefit (expense)	592	(1,604)	(1,012)	10,824	(6,390)	4,434
Net income	$7,223	$1,704	$8,927	$45,034	$856	$45,890
Cost of Goods Sold. Cost of goods sold decreased by $0.4 million for the three months ended June 30, 2022 primarily due to recognizing compensation expense based on the remeasurement of the fair value of the PBNQSO at period end using the Black-Scholes option-pricing model compared to the previously recognized compensation expense based on the grant date fair value calculated using the Black-Scholes option-pricing model. Cost of goods sold decreased by $3.7 million for the six months ended June 30, 2022 primarily due to recognizing compensation expense based on the remeasurement of the fair value of the PBNQSO at period end using the Black-Scholes option-pricing model compared to the previously recognized compensation expense based on the grant date fair value calculated using the Black-Scholes option-pricing model of $0.5 million and a decrease in the amortization of inventory step-up related to the Business Combination of $3.2 million.
Selling, General and Administrative Expense. Selling, general and administrative expense decreased by $2.9 million and $3.6 million, for the three and six months ended June 30, 2022, respectively, primarily due to recognizing compensation expense based on the remeasurement of the fair value of the PBNQSO at period end using the Black-Scholes option-pricing model compared to the previously recognized compensation expense based on the grant date fair value calculated using the Black-Scholes option-pricing model.
Income Tax Benefit (Expense). Income tax benefit decreased by $1.6 million and $6.4 million for the three and six months ended June 30, 2022, respectively, primarily due to the change in recognizing compensation expense related to the PBNQSO.
March 2022 Quarter
The following table reflects the effect of revisions on the results of operations for the March 2022 Quarter (in thousands):

	Three Months Ended March 31, 2022
	As Reported	Adjustment	As Restated
Cost of goods sold	$44,627	$(3,284)	$41,343
Gross profit	$13,131	$3,284	$16,415
Operating expenses:
Selling, general and administrative expense	$19,808	$(654)	$19,154
Total operating expenses	$(25,989)	$(654)	$(26,643)
Operating income	$39,120	$3,938	$43,058
Income before income taxes	$27,579	$3,938	$31,517
Income tax benefit (expense)	10,232	(4,786)	5,446
Net income (loss)	$37,811	$(848)	$36,963
December 2021 Period
The following table reflects the effect of revisions on the results of operations for the December 2021 Period (in thousands):

	November 9, 2021 Through December 31, 2021
	As Reported	Adjustment	As Restated
Cost of goods sold	$20,533	$3,177	$23,710
Gross profit	$490	$(3,177)	$(2,687)
Operating loss	$(677,578)	$(3,177)	$(680,755)
Loss before income taxes	$(685,132)	$(3,177)	$(688,309)
Income tax benefit	4,675	1,485	6,160
Net loss	$(680,457)	$(1,692)	$(682,149)
Liquidity and Capital Resources
We have historically funded our operations primarily through cash flows from operations, borrowings under our revolving credit facility, and the issuance of debt and equity securities. However, future cash flows are subject to a number of variables, including the length and severity of the fire season, growth of the wildland urban interface and the availability of air tanker capacity, higher costs from inflation, all of which could negatively impact revenues, earnings and cash flows, and potentially our liquidity if we do not moderate our expenditures accordingly.
We have the following financing arrangements in place to, among other things, fund our operations and supplement our liquidity position.
Revolving Credit Facility
On November 9, 2021, SK Intermediate II entered into a five-year revolving credit facility (the “Revolving Credit Facility”), which provides for a senior secured revolving credit facility in an aggregate principal amount of up to $100.0 million.
The Revolving Credit Facility matures on November 9, 2026. The Revolving Credit Facility includes a $20.0 million swingline sub-facility and a $25.0 million letter of credit sub-facility. The Revolving Credit Facility allows Invictus II to increase commitments under the Revolving Credit Facility up to an aggregate amount not to exceed the greater of (i) $143.0 million and (ii) 100.00% of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") for the most recent four-quarter period (minus the aggregate outstanding principal amount of certain ratio debt permitted to be incurred thereunder). All borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, subject to certain exceptions.
Borrowings under the Revolving Credit Facility bear interest at a rate equal to (i) an applicable margin, plus (ii) at Invictus II’s option, either (x) LIBOR determined by reference to the cost of funds for U.S. dollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs (but which will not be less than a 0.00% LIBOR floor) or (y) a base rate determined by reference to the highest of (a) the prime commercial lending rate published by the Wall Street Journal, (b) the federal funds rate plus 0.50%, (c) the one-month LIBOR rate plus 1.00% and (d) a minimum floor of 1.00%. The applicable margin is 3.25% in the case of LIBOR-based loans and 2.25% in the case of base rate-based loans, with two step downs of 0.25% each based upon the achievement of certain leverage ratios.
As of December 31, 2022, the Company did not have any outstanding borrowings under the Revolving Credit Facility and was in compliance with all covenants, including the financial covenants.
Senior Notes
On November 9, 2021, SK Intermediate II assumed $675.0 million principal amount of 5.00% senior secured notes due October 30, 2029 issued by Escrow Issuer under an indenture dated as of October 22, 2021 (“Indenture”). The Senior Notes bear interest at an annual rate of 5.00%. Interest on the Senior Notes is payable in cash semi-annually in arrears on April 30 and October 30 of each year, commencing on April 30, 2022.
The Senior Notes are general, secured, senior obligations of SK Intermediate II; rank equally in right of payment with all existing and future senior indebtedness of SK Intermediate II (including, without limitation, the Revolving Credit Facility); and together with the Revolving Credit Facility, are effectively senior to all existing and future indebtedness of Invictus II that is not secured by the collateral.
For additional information about our long-term debt, refer to Note 7, “Long-Term Debt and Redeemable Preferred Shares,” in the notes to the consolidated financial statements included in this Annual Report.
Share Repurchase Plan
On December 7, 2021, subject to the approval of our shareholders, the Board authorized the Share Repurchase Plan. Under the Share Repurchase Plan, we and our subsidiaries are authorized to repurchase up to $100.0 million of our issued and outstanding Ordinary Shares at any time during the next 24 months or, if different, such other timeframe as approved by our shareholders. Until such time as the Share Repurchase Plan was approved by the shareholders of the Company, the Board authorized any subsidiary of the Company to take such actions necessary to purchase Ordinary Shares of the Company. Repurchases under the Share Repurchase Plan may be made, from time to time, in such quantities, in such manner and on such terms and conditions and at prices the Company deems appropriate.

On July 21, 2022, subject to certain limits, the shareholders’ of the Company approved a proposal authorizing the Board to repurchase up to 25% of the Company’s Ordinary Shares outstanding as of the date of the shareholders’ approval, being 40,659,257 Ordinary Shares, at any time during the next five years. On November 3, 2022, the Board re-established the limit for Ordinary Share repurchases at $100.0 million, which is within the repurchase limit approved by Company’s shareholder on July 21, 2022.
The Company repurchased 6,436,736 Ordinary Shares for the year ended December 31, 2022, of which 597,513 Ordinary Shares were repurchased on behalf of a wholly-owned subsidiary. The repurchased Ordinary Shares were recorded at cost and are being held in treasury.
For additional information about our Share Repurchase Plan, refer to Item 5, "Market for the Company’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," and Note 10, “Equity,” in the notes to the consolidated financial statements included in this Annual Report.
Founder Advisory Agreement
On December 12, 2019, EverArc and the EverArc Founder Entity entered into the Founder Advisory Agreement to provide incentives to the EverArc Founders to achieve EverArc’s, and following the Merger, the Company’s, objectives. In exchange for the services provided to the Company, including strategic and capital allocation advice, the EverArc Founder Entity will be entitled to receive both a Fixed Annual Advisory Amount and a Variable Annual Advisory Amount until the years ending December 31, 2027 and 2031, respectively. Under the Founder Advisory Agreement, at the election of the EverArc Founder Entity, at least 50% of the Advisory Amounts will be paid in Ordinary Shares and the remainder in cash.
The Fixed Annual Advisory Amount will be equal to 2,357,061 Ordinary Shares (1.5% of 157,137,410 Ordinary Shares outstanding as of November 9, 2021) for each year through December 31, 2027 and valued using the period end volume weighted average closing share price for ten consecutive trading day of Ordinary Shares. The Variable Annual Advisory Amount for each year through December 31, 2031 is based on the appreciation of the market price of Ordinary Shares if such market price exceeds certain trading price minimums at the end of each reporting period and is valued using a Monte Carlo simulation model. Because up to 50% of the aggregate shares could be settled through a cash payment, 50% are classified as a liability and the remaining 50% is classified within equity. For Advisory Amounts classified within equity, the Company does not subsequently remeasure the fair value. For the Advisory Amounts classified as a liability, the Company remeasures the fair value at each reporting date. As a result, the compensation expense recorded by the Company in the future will depend upon changes in the fair value of the liability-classified Advisory Amounts.
As of December 31, 2022, the Advisory Amounts payable to the EverArc Founder Entity over the term of the Founder Advisory Agreement was $341.4 million. The fair value of the Fixed Annual Advisory Amount was calculated to be $104.4 million based on the period end volume weighted average closing share price for ten consecutive trading days of Ordinary Shares of $8.86 and the fair value of the Variable Annual Advisory Amount was determined to be $237.0 million using a Monte Carlo simulation model.
For 2022, the EverArc Founder Entity is entitled to receive Fixed Annual Advisory Amount of 2,357,061 Ordinary Shares or a value of $20.9 million, based on average price of $8.86 per Ordinary Share (the “2022 Fixed Amount”). The EverArc Founder Entity did not qualify to receive Variable Annual Advisory Amount for 2022 as average price of $8.86 per Ordinary Share for 2022 was lower than the average price of $13.63 per Ordinary Share established for 2021. The EverArc Founder Entity elected to receive approximately 77.7% of the 2022 Advisory Amounts in Ordinary Shares (1,831,653 Ordinary Shares) and approximately 22.3% of the Advisory Amounts in cash ($4.7 million). On February 15, 2023, the Company issued 1,831,653 Ordinary Shares and paid $4.7 million in cash in satisfaction of 2022 Advisory Amounts.
For additional information about the Founder Advisory Agreement, refer to Note 13, “Related Parties,” in the notes to the consolidated financial statements included in this Annual Report.
We believe that our existing cash and cash equivalents of approximately $126.8 million as of December 31, 2022, net cash flows generated from operations and availability under the Revolving Credit Facility will be sufficient to meet our current capital expenditures, working capital, founders’ advisory fee payments and debt service requirements for at least 12 months from the filing date of this Annual Report. Our fiscal year 2023 capital expenditure budget is $10 million, which we expect will cover both our maintenance and growth capital expenditures. We may also utilize borrowings available to us under various other financing sources, including the issuance of equity and/or debt securities through public offerings or private placements, to fund our acquisitions, pay the Advisory Amounts and meet long-term liquidity needs. Our ability to complete future offerings of equity or debt securities and the timing of these offerings will depend upon various factors including prevailing market conditions and our financial condition.
Sources and Uses of Cash
The following table presents the sources and uses of our cash for the periods presented (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Cash (used in) provided by:
Operating activities	$(40,172)	$4,359	$67,991	$70,826
Investing activities	(10,251)	(1,210,623)	(15,746)	(9,467)
Financing activities	(48,812)	(697,221)	(64,210)	(45,610)
Effect of foreign currency on cash and cash equivalents	431	(738)	435	(3,093)
Net change in cash and cash equivalents	$(98,804)	$(1,904,223)	$(11,530)	$12,656
Operating Activities
Cash (used in) provided by operating activities was $(40.2) million, $4.4 million, $68.0 million and $70.8 million for the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period,

respectively. For the year ended December 31, 2022, the change was primarily due to a founders advisory fee payment of $53.5 million and an increase in inventory of $61.9 million due to a mild fire season in North America during 2022 offset by higher net income. During the 2021 Successor Period the operating cash flows were negatively impacted by lower net income and an increase in working capital, offset by share-based compensation. Operating cash flows for the 2021 Predecessor Period were negatively impacted by an increase in working capital which was offset by higher net income and non-cash depreciation and amortization expense. The increase in working capital was primarily due to an increase in accounts receivable from higher net sales. Operating cash flows for the 2020 Predecessor Period were favorably impacted by the increased net income primarily driven by higher retardant sales, partially offset by declines in working capital.
Investing Activities
Cash used in investing activities was $10.3 million, $1,210.6 million, $15.7 million and $9.5 million for the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period, respectively. During the year ended December 31, 2022, we purchased property and equipment of $8.6 million and paid an additional $1.6 million to SK Holdings upon finalization of the difference in estimated and actual working capital as of the Closing Date under the Business Combination Agreement. During the 2021 Successor Period, we acquired SK Intermediate for cash consideration of $1,209.2 million, net of approximately $11.0 million in cash acquired, and purchased property and equipment of $1.5 million. During the 2021 Predecessor Period, we paid a total of $7.5 million in cash related to the acquisitions of Budenheim Iberica, S.L.U., PC Australasia Pty Ltd., and Magnum Fire & Safety Systems. We also purchased property and equipment of $8.3 million. During the 2020 Predecessor Period, we paid $2.0 million, net of cash acquired, related to the acquisition of LaderaTech, Inc., and also purchased property and equipment of $7.5 million.
Financing Activities
Cash used in financing activities was $48.8 million, $697.2 million, $64.2 million and $45.6 million for the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period, respectively. During the year ended December 31, 2022, we repurchased outstanding Ordinary Shares for $49.3 million offset by $0.5 million in proceeds from exercise of Warrants. During the 2021 Successor Period, we borrowed $40.0 million against the Revolving Credit Facility and paid $2.3 million of revolver fees. The Revolving Credit Facility was repaid in full on December 9, 2021. Upon the Business Combination, the Director Subscribers acquired Ordinary Shares valued at $2.0 million. We repaid $697.0 million of debt previously held by SK Intermediate. During the 2021 Predecessor Period, we distributed $60.0 million to our shareholders and we received $19.5 million in proceeds from the Revolving Credit Facility, which was offset by repayments of $19.5 million on the Revolving Credit Facility and repayments of $4.2 million on long-term debt. During the 2020 Predecessor Period, we received $72.1 million in proceeds from the Revolving Credit Facility, which was fully offset by repayments of $97.1 million and $20.6 million against the outstanding balance on the Revolving Credit Facility and long-term debt, respectively.
Critical Accounting Estimates and Policies
Our consolidated financial statements have been prepared in conformity with U.S. GAAP, which often requires the judgment of management in the selection and application of certain accounting principles and methods. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments. We based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results could, therefore, differ materially from these estimates under different assumptions or conditions.
We have identified the following estimates as our most critical accounting estimates, which are those that are most important to aid in fully understanding and evaluating the Company’s financial condition and results of operations, and that require management’s most subjective and complex judgments. Information regarding our other significant accounting estimates and policies are described in more detail in Note 2, “Summary of Significant Accounting Policies and Recent Accounting Pronouncements” in the notes to the consolidated financial statements included in this Annual Report. We believe that the following accounting estimates and policies are most critical to the judgments and estimates used in the preparation of the consolidated financial statements.

Business Combinations
We account for our business combinations using the acquisition accounting method, which requires us to determine and recognize assets acquired and liabilities assumed at their acquisition date fair value, including any contingent consideration and the recognition of acquisition-related costs in the consolidated statements of operations and comprehensive income (loss) in accordance with the Financial Accounting Standards Board (“FASB”) ASC Topic 805, Business Combinations.
Accounting for business combinations requires us to make significant estimates and assumptions at the acquisition date, including estimates of the fair value of acquired inventory, property and equipment, identifiable intangible assets, contractual obligations assumed, preacquisition contingencies, where applicable, and equity issued. Significant assumptions relevant to the determination of the fair value of the assets acquired and liabilities assumed include, but are not limited to, future expected cash flows, discount rates, royalty rates, and other assumptions. The approach to valuing an initial contingent consideration associated with the purchase price also uses similar unobservable factors such as projected revenues and expenses over the term of the contingent earn-out period, discounted for the period over which the initial contingent consideration is measured, and relevant volatility rates. Based upon these assumptions, the initial contingent consideration is then valued using a Monte Carlo simulation. These significant assumptions are based on company specific information and projections, which are not observable in the market and, therefore, are considered Level 2 and Level 3 measurements. These significant assumptions are forward-looking and could be affected by future changes in economic and market conditions.
We generally use third-party qualified consultants to assist management in determining the fair value of assets acquired and liabilities assumed. This includes, when necessary, assistance with the determination of economic useful lives and valuation of property, plant and equipment and identifiable intangibles. The purchase price allocation process also entails us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained surrounding facts and circumstances existing at acquisition date. The excess of the purchase price over the fair value of the identified assets acquired and liabilities assumed is recorded as goodwill.
Impairment of Goodwill and Long-Lived Assets
Goodwill is deemed to have an indefinite life and is assessed for impairment annually at the reporting unit level or more frequently when events or circumstances occur that indicate that it is more likely than not that the fair value of a reporting unit or an intangible asset is less than its carrying value. The Company conducts an annual impairment test on October 1st each year.
We perform a qualitative assessment to determine whether it is more likely than not that goodwill is impaired. Factors utilized in the qualitative assessment include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and events specific to us. If the qualitative assessment indicates it is more likely than not that goodwill is impaired, the entity performs a quantitative assessment, which consists of a comparison of the fair value of the reporting unit with its carrying amount.
In accordance with the accounting guidance, we elected to bypass the qualitative assessment and proceeded directly to performing a quantitative goodwill impairment test. On October 1, 2022, we performed a quantitative assessment for our Fire Safety and Specialty Products reporting units to determine whether impairment exists from the most recent valuation date due to current adverse macro-economic conditions, including but not limited to supply chain delays, geopolitical conflict and more recently from unfavorable changes in foreign exchange rates due to strengthening of the U.S. dollar, steady increase in federal funds rate by the Federal Reserve and decline in market price of our Ordinary Shares. In determining the fair value of the reporting unit, we used a combination of the income and market approaches to estimate the reporting unit’s business enterprise value.
Under the income approach, we calculate the fair value of a reporting unit based on estimated future discounted cash flows which require assumptions about short and long-term revenue growth rates, operating margins for each reporting unit, discount rates, foreign currency exchange rates and estimates of capital expenditures. The assumptions we use are based on what we believe a hypothetical marketplace participant would use in estimating fair value. Under the market approach, we estimate the fair value based on market multiples of our EBITDA.
The values separately derived from each of the income and market approach valuation techniques were used to develop an overall estimate of a reporting unit’s fair value. We use a consistent approach across both the reporting units when considering the weight of the income and market approaches for calculating the fair value of each of our reporting units. This approach relies equally (50%) on the calculated fair value derived from the income approach and market approach. We believe this approach is consistent with that of a market participant in valuing prospective purchase business combinations. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the weightings that are most representative of fair value.
The assumptions for our future cash flows begin with our historical operating performance adjusted for the impact of known economic, industry and market trends as well as the impact that we expect from planned business initiatives including new product initiatives, client service and retention standards, and cost management programs. At the end of the forecast period, the long-term growth rate we used to determine the terminal value of our reporting units was 3.0% based on management’s assessment of the minimum expected terminal growth rate of the reporting unit, as well as broader economic considerations such as inflation and the maturity of the markets we serve. We projected revenue growth for our reporting units in completing our impairment testing based on expected planned business initiatives and prevailing trends exhibited by these reporting units. The anticipated revenue growth in the reporting units, however, is partially offset by assumed increases in expenses.
We utilize a weighted average cost of capital (“WACC”), in our impairment analysis that makes assumptions about the capital structure that we believe a market participant would make and include a risk premium based on an assessment of risks related to the projected cash flows for the reporting unit. We believe this approach yields a discount rate that is consistent with an implied rate of return that a market participant would require for an investment in a company having similar risks and business characteristics to the reporting unit being assessed. To calculate the WACC, the cost of equity and cost of debt are multiplied by the assumed capital structure of the reporting unit as compared to industry trends and relevant benchmark company structures. We believe the benchmark companies used for our Fire Safety and Specialty Products reporting units serve as an appropriate input for calculating a fair value for the reporting unit as those benchmark companies have similar risks and participate in similar markets. The cost of equity was computed using the Capital Asset Pricing Model which considers the risk-free interest rate, beta, equity risk premium and specific company risk premium related to a particular reporting unit. The cost of debt was computed using a benchmark rate and the Company’s tax rate. For the annual goodwill impairment evaluation, the discount rates used to develop the estimated fair value of the Fire Safety and Specialty Products reporting units were 15.5% and 10.5%, respectively.
The estimated fair value of the reporting units is derived from the valuation techniques described above incorporating the related projections and assumptions. Impairment occurs when the estimated fair value of the reporting unit is below the carrying value of its equity. The estimated fair value for our Fire Safety and Specialty Products reporting units exceeded their related carrying values as of October 1, 2022. As a result, no goodwill impairment was recorded.
The estimated fair value of the reporting unit is highly sensitive to changes in these projections and assumptions; therefore, in some instances changes in these assumptions could impact whether the fair value of a reporting unit is greater than its carrying value. For example, an increase in the discount rate and decline in the projected cumulative cash flow of a reporting unit could cause the fair value of certain reporting units to be below its carrying value. We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. Ultimately, future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value.
Long-lived assets include acquired property, plant, and equipment and intangible assets subject to amortization. We evaluate the recoverability of long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy.
The process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment and intangible assets subject to amortization is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects of our business or the part of our business to which the long-lived assets relate to estimate future cash flows to be generated by the asset group, which requires significant judgment as it is based on assumptions about market demand for our products over a number of future years. Based on these assumptions and estimates, we determine the recoverability of such assets by comparing an asset’s respective carrying value to estimates of the sum of the undiscounted future cash flows expected to result from its asset group. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results. As of December 31, 2022, based on the consideration of impairment indicators, we determined that there were no indications that the carrying values of the Company’s asset groups are not recoverable, as a result, we concluded that there was no impairment of property, plant and equipment and intangible assets subject to amortization.
Income Taxes
We compute income taxes using the asset-and-liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities, as well as loss and tax credit carryforwards. Changes in tax rates and laws are recognized in income in the period such changes are enacted.
On a jurisdiction-by-jurisdiction basis, we establish a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all positive and negative evidence, including historical operating results, the existence of cumulative losses, estimates of future operating income, and the reversal of existing taxable temporary differences in assessing the need for a valuation allowance.
Our tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. We recognize the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. We record interest and penalties related to unrecognized tax benefits in income tax expense. We make adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.
Share-Based Compensation
We have granted equity-based awards consisting of PBNQSO to key employees, officers and directors. The PBNQSO are subject to performance conditions such that the number of awards that ultimately vest depends on the calculation of AOP during the performance period compared to targets established at the award date. Because the terms of the PBNQSO provide discretion to make certain adjustments to the performance calculation, the service inception date of these awards precedes the grant date. Accordingly, the Company recognizes compensation expense beginning on the service inception date and remeasures the fair value of the awards until a grant date is established. The estimate of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values calculated using the Black-Scholes option-pricing model at the grant date. The fair value for PBNQSO for which a grant date has not been established is estimated on the last date of the reporting period using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including the fair value of the underlying Ordinary Shares, the risk-free interest rate, the expected equity volatility, and the expected term of the option. The Company records forfeitures as they are incurred. The fair value of PBNQSO is expensed proportionately for each tranche over the applicable service period in which the performance conditions are deemed probable of achievement.
Service-based restricted stock units are valued using the market price of our Ordinary Shares on the grant date. The grant date fair value of the restricted stock units is expensed on a straight-line basis over the applicable vesting period.
Under the Founder Advisory Agreement, in exchange for the services provided to the Company, including strategic and capital allocation advice, the EverArc Founders Entity is entitled to receive both, a Fixed Annual Advisory Amount and a Variable Annual Advisory Amount until the years ending December 31, 2027 and 2031, respectively. At the election of the EverArc Founders Entity, at least 50% of the Advisory Amounts will be paid in Ordinary Shares and the remainder in cash. The Fixed Annual Advisory Amount will be equal to 2,357,061 Ordinary Shares (1.5% of 157,137,410 Ordinary Shares outstanding as of November 9, 2021) for each year through December 31, 2027 and valued using the period end volume weighted average closing share price for ten consecutive trading days of Ordinary Shares. The Variable Annual

Advisory Amount for each year through December 31, 2031 is based on the appreciation of the market price of Ordinary Shares if such market price exceeds certain trading price minimums at the end of each reporting period and is valued using a Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the underlying Ordinary Shares, the risk-free interest rate, the expected equity volatility, and the expected term of the Founder Advisory Agreement.
As of December 31, 2022, the Advisory Amounts payable to the EverArc Founder Entity over the term of the Founder Advisory Agreement was $341.4 million. The fair value of the Fixed Annual Advisory Amount was calculated to be $104.4 million based on the period end volume weighted average closing share price for ten consecutive trading days of Ordinary Shares of $8.86 and the fair value of the Variable Annual Advisory Amount was determined to be $237.0 million using a Monte Carlo simulation model.
New Accounting Standards
For information about new accounting standards, see Note 2, “Summary of Significant Accounting Policies and Recent Accounting Pronouncements” in the notes to the consolidated financial statements included in this Annual Report.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk.
We are exposed to market risk from changes in foreign currency exchange rates, short-term interest rates and price fluctuations of certain material commodities in the ordinary course of our business. We have not engaged in hedging activities since inception and currently, do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.
Foreign Currency Risk
Foreign currency exchange risks are attributable to sales to foreign customers and purchases from foreign suppliers not denominated in a location’s functional currency, foreign plant operations, intercompany indebtedness, intercompany investments and include exposures to the Euro, Canadian dollar, Norwegian krone and Australian dollar. We have elected to use the U.S. dollar for our Luxembourg entities. Transactions that are paid in a foreign currency are remeasured into U.S. dollars and recorded in the consolidated financial statements at prevailing currency exchange rates. A reduction in the value of the U.S. dollar against currencies of other countries could result in the use of additional cash to settle operating, administrative and tax liabilities.
Interest Rate Risk
For variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. We are subject to market risk exposure related to changes in interest rates on borrowings under the Revolving Credit Facility. Interest on borrowings under the Revolving Credit Facility is based on adjusted LIBOR plus or base rate plus an applicable margin. At December 31, 2022, we had no borrowings outstanding under the Revolving Credit Facility.
On November 9, 2021, in connection with the Business Combination, SK Intermediate II assumed the Senior Notes. Our Senior Notes bear interest at a fixed rate of 5.00%.
In addition, on November 9, 2021, in connection with the Business Combination, Redeemable Preferred Shares valued at $100.0 million were issued. The holders of Redeemable Preferred Shares are entitled to a preferred annual cumulative right to a dividend equal to 6.50% of its nominal value. The Redeemable Preferred Shares are mandatorily redeemable on occurrence of certain events as defined in the Business Combination Agreement, but no later than November 8, 2029. If we fail to timely redeem the Redeemable Preferred Shares, the dividend on Redeemable Preferred Shares will permanently increase to the interest rate currently being paid (whether default or not) under the Revolving Credit Facility plus 10.00%.
Commodity Price Risk
Our realized margins depend on the differential of sales prices over our total supply costs. Generally, we attempt to maintain an inventory position that is substantially balanced between our purchases and sales, including our future delivery obligations. However, market, weather or other conditions beyond our control may disrupt our expected supply of product, and we may be required to obtain supply at increased prices that cannot be passed through to our customers. For example, some of our material supply contracts follow market prices, which may fluctuate through the year, while our product sales prices may be fixed on a quarterly or annual basis, and therefore, fluctuations in our material supply may not be passed through to our customers and can produce an adverse effect on our margins.
Effects of Inflation
We are subject to inflationary pressures with respect to raw materials, labor and transportation. Accordingly, we continue to take actions with our customers and suppliers to mitigate the impact of these inflationary pressures in the future. Actions to mitigate inflationary pressures with customers include contractual price escalation clauses and negotiated customer recoveries. Actions to mitigate inflationary pressures with suppliers include aggregation of purchase requirements to achieve optimal volume benefits, negotiation of cost-reductions and identification of more cost competitive suppliers. While these actions are designed to offset the impact of inflationary pressures, the Company cannot provide assurance that it will be successful in fully offsetting increased costs resulting from inflationary pressure.
Item 8. Financial Statements and Supplementary Data.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID # 243)	64

Consolidated Financial Statements:

Consolidated Financial Statements as of December 31, 2022 and 2021 and for the year ended December 31, 2022, for the period from November 9, 2021 through December 31, 2021 (Successor), for the period from January 1, 2021 through November 8, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor):

Consolidated Balance Sheets	69
Consolidated Statements of Operations and Comprehensive Income (Loss)	70
Consolidated Statements of Shareholders' Equity	71
Consolidated Statements of Cash Flows	72

Notes to Consolidated Financial Statements:
Note 1 Description of Business and Basis of Presentation	74
Note 2 Summary of Significant Accounting Policies and Recent Accounting Pronouncements	76
Note 3 Business Acquisitions	85
Note 4 Balance Sheet Components	89
Note 5 Goodwill and Other Intangible Assets	90
Note 6 Leases	91
Note 7 Long-Term Debt and Redeemable Preferred Shares	93
Note 8 Income Taxes	97
Note 9 Commitments and Contingencies	100
Note 10 Equity	100
Note 11 Share-Based Compensation and Employee Benefits	102
Note 12 Fair Value Measurements	104
Note 13 Related Parties	107
Note 14 Revenue Recognition	109
Note 15 Earnings Per Share	109
Note 16 Segment Information	110
Note 17 Parent Company Information	113
Note 18 Restatement of Previously Issued Financial Statements	117
Note 19 Subsequent Event	128

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Perimeter Solutions, SA
Grand Duchy of Luxembourg
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Perimeter Solutions, SA (the “Company”) as of December 31, 2022 and 2021 (Successor), the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the year ended December 31, 2022 (Successor), for the period from November 9, 2021 through December 31, 2021 (Successor), for the period from January 1, 2021 through November 8, 2021 (Predecessor), and for the year ended December 31, 2020 (Predecessor) and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2022 (Successor), for the period from November 9, 2021 through December 31, 2021 (Successor), for the period from January 1, 2021 through November 8, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 1, 2023 expressed an adverse opinion thereon.
Change in Accounting Method Related to Leases
As discussed in Notes 2 and 6 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2022 due to the adoption of the Accounting Standards Codification (“ASC”) 842, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Probability of Achieving the Vesting Performance Criteria of Certain Share-Based Awards
As described in Notes 2 and 11 to the consolidated financial statements, the Company recognizes certain share-based compensation expense based on the fair value of the number of share-based payment awards that are ultimately expected to vest during the period. Share-based awards with performance-based vesting conditions require the achievement of certain financial criteria as a condition to the vesting. The performance-based awards with financial criteria have an Annual Operational Performance per Diluted Share or “AOP”. The AOP is determined as of the last day of a given fiscal year of the Company, the ratio of (1) the excess of (a) the product of (i) earnings before interest, taxes, depreciation, and amortization (EBITDA) targets and (ii) the Fixed Market Multiple over (b) Net Debt to (2) the Company’s number of Diluted Shares within fiscal years 2022 through 2026. At each reporting period, the Company reassesses the probability of achieving the performance criteria required to meet those vesting targets. For the year ended December 31, 2022, the Company’s consolidated share-based compensation expense for these performance-based awards was $14.6 million. As of December 31, 2022 there was approximately $26.0 million of total unrecognized compensation expense related to the non-vested portion of these performance-based awards.
We identified the assessment of the probability of vesting performance criteria of certain share-based awards as a critical audit matter. The principal consideration for our determination is the significant judgement used to evaluate the significant assumptions used in the determination of the EBITDA projections, including the forecasted revenue growth rates and operating margins. Auditing these elements involved complex auditor judgment due to the nature and extent of the audit effort required and the level of uncertainty associated with such forecasts.
The primary procedures we performed to address this critical audit matter included:
•Assessing the reasonableness of the forecasted revenue growth rates and operating margins used in the determination of the EBITDA projections by comparing to historical information and considering contradictory evidence.
•Testing the mathematical accuracy of management’s determination of the probability of achieving the performance targets established by agreeing to the terms and definitions stated in the award agreements.
Goodwill Impairment Assessment
As described in Notes 2 and 5 to the consolidated financial statements, the Company conducts a goodwill impairment test on October 1st each year. For the October 1, 2022 impairment test, the Company performed a quantitative test for its Fire Safety and Specialty Products reporting units using a combination of the income and market valuation techniques. These techniques incorporate various assumptions, the most significant being short and long-term revenue growth rates, operating margins, and the discount rate (weighted average cost of capital) used to estimate and discount future cash flows. If the carrying value of the reporting unit exceeds its fair value, goodwill impairment is measured as the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. The Company’s consolidated goodwill balance was $1.03 billion at December 31, 2022.
We identified the goodwill impairment assessment for the Fire Safety and Specialty Products reporting units as a critical audit matter. The principal consideration for our determination is the significant judgment used to evaluate the significant assumptions used to determine the fair value of the reporting units, including the forecasted revenue growth rates and operating margins, the discount rate included in the income approach, and the enterprise value multiples included in the market approach. Auditing the estimates and assumptions involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill and knowledge needed.
The primary procedures we performed to address this critical audit matter included:
•Evaluating the reasonableness of the forecasted revenue growth rates and operating margins used in management’s income approach analysis by comparing to prior period forecasts, historical operating performance, and evidence obtained in other areas of the audit for consistency and reasonableness.
•Utilizing personnel with specialized knowledge and skill of valuation techniques to assist in: (i) evaluating the appropriateness of the methodologies used to determine the fair value of the reporting units, including the weighting of the income and market approaches, (ii) evaluating the reasonableness of discount rate used in the income approach, (iii) evaluating the reasonableness of the market multiples used in the market approach, (iv) evaluating the reasonableness of the market capitalization reconciliation, including the implied control premium, (v) evaluating trend analysis of key projections, ratio analysis, and benchmarking of certain assumptions with available market data, (vi) testing the mathematical accuracy of the Company’s calculations, , and (vii) evaluating the professional qualifications of management’s specialists and their relationship to the Company.
•Testing the reconciliation of the estimated fair value of the Company’s reporting units to the indicated market capitalization of the Company as a whole.

/s/ BDO USA, LLP
We have served as the Company’s auditor since 2021.
Houston, Texas
March 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Perimeter Solutions, SA
Grand Duchy of Luxembourg
Opinion on Internal Control over Financial Reporting
We have audited Perimeter Solutions, SA (the “Company’s”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2022 and 2021 (Successor), the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the year ended December, 2022 (Successor), for the period from November 9, 2021 through December 31, 2021 (Successor), for the period from January 1, 2021 through November 8, 2021 (Predecessor), and for the year ended December 31, 2020 (Predecessor) and the related notes (collectively referred to as “the financial statements”) and our report dated March 1, 2023, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material Weaknesses regarding management’s failure to design and implement controls at a sufficient level of precision over (i) consideration of key terms and conditions affecting the grant date in accordance with Accounting Standards Codification (“ASC”) 718, Compensation – Stock Compensation, when accounting for performance-based options; and (ii) review of complex accounting areas and related disclosures, including business combinations, specifically on its effects on the presentation of the statement of cash flows, equity issuance costs and transaction costs and the judgments made in the determination of purchase consideration, and goodwill impairment assessment, specifically related to the determination of carrying values and the valuation assumptions, has been identified and described in management’s assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 financial statements, and this report does not affect our report dated March 1, 2023 on those financial statements.
Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ BDO USA, LLP
Houston, Texas
March 1, 2023

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$126,750	$225,554
Accounts receivable, net	26,646	24,319
Inventories	142,961	106,910
Income tax receivable	214	816
Prepaid expenses and other current assets	11,951	14,161
Total current assets	308,522	371,760
Property, plant and equipment, net	58,846	62,247
Operating lease right-of-use assets	18,582	—
Goodwill	1,031,460	1,041,325
Customer lists, net	710,329	753,459
Technology and patents, net	232,818	247,368
Tradenames, net	94,293	100,005
Other assets, net	1,766	2,219
Total assets	$2,456,616	$2,578,383
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$36,794	$27,469
Accrued expenses and other current liabilities	32,705	19,025
Founders advisory fees payable - related party	4,655	53,547
Deferred revenue	—	445
Total current liabilities	74,154	100,486
Long-term debt	665,280	664,128
Operating lease liabilities, net of current portion	15,484	—
Deferred income taxes	278,270	297,148
Founders advisory fees payable - related party	170,718	312,242
Redeemable preferred shares	101,279	96,867
Redeemable preferred shares - related party	3,209	3,699
Other non-current liabilities	9,322	22,195
Total liabilities	1,317,716	1,496,765
Commitments and Contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, $1 nominal value per share, 4,000,000,000 shares authorized; 163,234,542 and 157,237,435 shares issued; 156,797,806 and 157,237,435 shares outstanding at December 31, 2022 and 2021, respectively	163,235	157,237
Treasury shares, at cost; 6,436,736 shares at December 31, 2022 and no shares at December 31, 2021	(49,341)	—
Additional paid-in capital	1,698,781	1,670,033
Accumulated other comprehensive loss	(25,471)	(7,135)
Accumulated deficit	(648,304)	(738,517)
Total shareholders’ equity	1,138,900	1,081,618
Total liabilities and shareholders’ equity	$2,456,616	$2,578,383
See accompanying notes to consolidated financial statements.

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share and per share data)

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Net sales	$360,505	$21,023	$341,315	$339,577
Cost of goods sold	217,853	23,710	172,136	177,532
Gross profit	142,652	(2,687)	169,179	162,045
Operating expenses:
Selling, general and administrative expense	74,319	16,982	38,981	37,747
Amortization expense	55,105	8,004	45,424	51,458
Founders advisory fees - related party	(117,302)	652,990	—	—
Other operating expense	465	92	4,153	1,364
Total operating expenses	12,587	678,068	88,558	90,569
Operating income (loss)	130,065	(680,755)	80,621	71,476
Other expense (income):
Interest expense, net	42,585	6,352	39,087	42,017
(Gain) loss on contingent earn-out	(12,706)	198	2,965	—
Unrealized foreign currency loss (gain)	3,462	1,006	4,026	(5,640)
Other (income) expense, net	(503)	(2)	(222)	367
Total other expense, net	32,838	7,554	45,856	36,744
Income (loss) before income taxes	97,227	(688,309)	34,765	34,732
Income tax (expense) benefit	(5,469)	6,160	(14,136)	(10,483)
Net income (loss)	91,758	(682,149)	20,629	24,249
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(18,336)	(7,135)	236	4,787
Total comprehensive income (loss)	$73,422	$(689,284)	$20,865	$29,036
Earnings (loss) per share:
Basic	$0.57	$(4.34)	$0.39	$0.46
Diluted	$0.52	$(4.34)	$0.39	$0.46
Weighted average number of ordinary shares outstanding:
Basic	160,937,575	157,158,579	53,045,510	53,045,510
Diluted	175,079,941	157,158,579	53,045,510	53,045,510
See accompanying notes to consolidated financial statements.

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
Predecessor	Shares	Amount	Shares	Amount
Balance, December 31, 2019	53,045,510	$53,046	—	$—	$289,344	$(7,961)	$(72,043)	$262,386
Net income	—	—	—	—	—	—	24,249	24,249
Other comprehensive income	—	—	—	—	—	4,787	—	4,787
Balance, December 31, 2020	53,045,510	53,046	—	—	289,344	(3,174)	(47,794)	291,422
Shareholders’ capital distributions	—	—	—	—	(60,000)	—	—	(60,000)
Share-based compensation	—	—	—	—	156	—	—	156
Net income	—	—	—	—	—	—	20,629	20,629
Other comprehensive income	—	—	—	—	—	236	—	236
Balance, November 8, 2021	53,045,510	$53,046	—	$—	$229,500	$(2,938)	$(27,165)	$252,443

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
Successor	Shares	Amount	Shares	Amount
Balance, November 9, 2021	156,937,410	$156,937	—	$—	$1,376,312	$—	$(56,368)	$1,476,881
Sale of ordinary shares issued to Director Subscribers	200,000	200	—	—	1,800	—	—	2,000
Share-based compensation	—	—	—	—	290,846	—	—	290,846
Ordinary shares issued related to share-based compensation	100,000	100	—	—	1,075	—	—	1,175
Warrants exercised	25	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(682,149)	(682,149)
Other comprehensive loss	—	—	—	—	—	(7,135)	—	(7,135)
Balance, December 31, 2021	157,237,435	157,237	—	—	1,670,033	(7,135)	(738,517)	1,081,618
Share-based compensation	—	—	—	—	14,649	—	—	14,649
Ordinary shares issued related to founders advisory fees - related party	5,952,992	5,954	—	—	(5,954)	—	—	—
Liability portion of founders advisory fees - related party reclassified to additional paid in capital	—	—	—	—	19,568	—	—	19,568
Warrants exercised	44,115	44	—	—	485	—	—	529
Ordinary shares repurchased	—	—	6,436,736	(49,341)	—	—	—	(49,341)
Cumulative effect of accounting change on adoption of ASU 2016-13	—	—	—	—	—	—	(1,545)	(1,545)
Net income	—	—	—	—	—	—	91,758	91,758
Other comprehensive loss	—	—	—	—	—	(18,336)	—	(18,336)
Balance, December 31, 2022	163,234,542	$163,235	6,436,736	$(49,341)	$1,698,781	$(25,471)	$(648,304)	$1,138,900
See accompanying notes to consolidated financial statements.

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Cash flows from operating activities:
Net income (loss)	$91,758	$(682,149)	$20,629	$24,249
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Founders advisory fees - related party (change in accounting fair value)	(117,302)	—	—	—
Depreciation and amortization expense	65,795	9,379	52,000	58,117
Interest and payment-in-kind on preferred shares	6,537	944	—	—
Share-based compensation	14,649	4,821	156	—
Non-cash lease expense	5,390	—	—	—
Share-based compensation - Founders advisory fees - related party (equity settled)	—	287,200	—	—
Deferred income taxes	(17,000)	(2,155)	(11,244)	(2,684)
Amortization of deferred financing costs	1,602	224	14,592	3,471
Amortization of acquisition related inventory step-up	24,796	6,125	—	—
(Gain) loss on contingent earn-out	(12,706)	198	2,965	—
Unrealized loss (gain) on foreign currency	3,462	1,006	4,026	(5,640)
Loss on disposal of assets	9	—	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(6,190)	27,977	(28,872)	11,734
Inventories	(61,934)	(13,259)	(10,201)	11,170
Prepaid expenses and other current assets	1,922	(5,230)	(9,426)	(9,948)
Other assets	—	54	884	479
Accounts payable	9,696	8,194	10,108	(9,608)
Deferred revenue	(383)	332	(149)	—
Income taxes payable, net	8,920	(8,985)	18,835	(5,860)
Accrued expenses and other current liabilities	(647)	436	146	(5,572)
Founders advisory fees - related party (cash settled)	(53,547)	365,789	—	—
Operating lease liabilities	(5,072)	—	—	—
Other liabilities	73	3,458	3,542	918
Net cash (used in) provided by operating activities	(40,172)	4,359	67,991	70,826
Cash flows from investing activities:
Acquisition of SK Invictus, net of cash acquired	—	(1,209,155)	—	—
Purchase of property and equipment	(8,613)	(1,468)	(8,282)	(7,497)
Purchase price adjustment under Business Combination Agreement	(1,638)	—	—	—
Purchase of businesses, net of cash acquired	—	—	(7,464)	(1,970)
Net cash used in investing activities	(10,251)	(1,210,623)	(15,746)	(9,467)
See accompanying notes to consolidated financial statements.

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Cash flows from financing activities:
Ordinary shares repurchased	(49,341)	—	—	—
Proceeds from exercise of warrants	529	—	—	—
Sale of Ordinary Shares issued to Director Subscribers	—	2,000	—	—
Shareholders’ capital distributions	—	—	(60,000)	—
Proceeds from revolving credit facility	—	40,000	19,500	72,100
Repayments of revolving credit facility	—	(40,000)	(19,500)	(97,100)
Repayments of long-term debt	—	(696,971)	(4,210)	(20,610)
Payment of debt issue costs	—	(2,250)	—	—
Net cash used in financing activities	(48,812)	(697,221)	(64,210)	(45,610)
Effect of foreign currency on cash and cash equivalents	431	(738)	435	(3,093)
Net change in cash and cash equivalents	(98,804)	(1,904,223)	(11,530)	12,656
Cash and cash equivalents, beginning of period	225,554	2,129,777	22,478	9,822
Cash and cash equivalents, end of period	$126,750	$225,554	$10,948	$22,478
Supplemental disclosures of cash flow information:
Cash paid for interest	$35,488	$174	$24,559	$45,441
Cash paid for income taxes	$13,488	$4,517	$7,092	$19,336
Non-cash investing and financing activities:
Liability portion of founders advisory fees - related party reclassified to additional paid in capital	$19,568	$—	$—	$—
Redeemable preferred shares issued as consideration for business combination	$—	$100,000	$—	$—
Management Subscribers rollover contribution	$—	$11,048	$—	$—
See accompanying notes to consolidated financial statements.

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Organization and General
Perimeter Solutions, SA, (“PSSA”), a public company limited by shares (société anonyme) was incorporated on June 21, 2021 under the laws of the Grand Duchy of Luxembourg for the purpose of effecting a business combination. PSSA is headquartered in the Grand Duchy of Luxembourg with global operations in North America, Europe, and Asia Pacific.
EverArc Holdings Limited, the former parent company of PSSA ("EverArc"), was formed for the purpose of undertaking an acquisition of one target company or business.
EverArc (BVI) Merger Sub Limited, incorporated in the British Virgin Islands and a wholly-owned subsidiary of PSSA (the "Merger Sub"), was also formed solely in contemplation of a business combination. The Merger Sub had not commenced any operations, had only nominal assets and had no liabilities or contingent liabilities, nor any outstanding commitments other than those in connection with contemplated business combination.
Business Combination
On November 9, 2021 (the "Closing Date"), PSSA consummated the transactions contemplated by the business combination (the “Business Combination”) with EverArc, SK Invictus Holdings, S.à r.l., ("SK Holdings"), SK Invictus Intermediate S.à r.l., ("SK Intermediate"), doing business under the name Perimeter Solutions ("Perimeter" or "Perimeter Solutions") and the Merger Sub pursuant to a business combination agreement (the “Business Combination Agreement”) dated June 15, 2021. The term the “Company” refers to PSSA and its consolidated subsidiaries, including SK Intermediate, Perimeter or Perimeter Solutions, after the closing of the Business Combination (the “Closing”).
Pursuant to the Business Combination Agreement,
•On November 8, 2021:
•the Merger Sub merged with and into EverArc, with EverArc surviving such merger as a direct wholly-owned subsidiary of PSSA (the “Merger”);
•pursuant to the Merger, 155,832,600 EverArc Ordinary Shares (the “EverArc Ordinary Shares”) outstanding immediately prior to the Merger were exchanged for ordinary shares of PSSA (the “Ordinary Shares”); and
•34,020,000 outstanding EverArc Warrants (the “EverArc Warrants”) were converted into the right to purchase Ordinary Shares with each whole EverArc Warrant entitling the holder thereof to purchase one-fourth of one Ordinary Share at an exercise price of $12.00 per whole Ordinary Share (the “Warrants”); and
On November 8, 2021, pursuant to separate subscription agreements (collectively, the “Subscription Agreements”) entered into among EverArc, SK Holdings, PSSA and other investors, including investors affiliated with SK Holdings purchased an aggregate of 115,000,000 EverArc Ordinary Shares at $10.00 per share (collectively, the “PIPE Subscribers”) that were converted into Ordinary Shares pursuant to the Merger.
•On November 9, 2021:
•SK Holdings (i) along with officers and certain key employees of SK Intermediate contributed a portion of their ordinary shares in SK Intermediate to PSSA in exchange for 10 million 6.50% Redeemable Preferred Shares of PSSA (“Redeemable Preferred Shares"), nominal value of $10.00 per share, valued at $100.0 million and (ii) sold its remaining ordinary shares in SK Intermediate for approximately $1,900.0 million in cash subject to certain customary adjustments for working capital, transaction expenses, cash and indebtedness.
•Ordinary Shares, nominal value, $1.00 per share, listed and began trading on New York Stock Exchange ("NYSE") under the symbol "PRM"; and

•members of management of SK Intermediate (collectively, the “Management Subscribers”) were granted an aggregate of 1,104,810 Ordinary Shares at $10.00 per share as consideration and two of the Company’s directors (the “Director Subscribers”) purchased an aggregate of 200,000 Ordinary Shares (the “Director Shares”) at $10.00 per share.
•$675.0 million principal amount of 5.00% senior secured notes due October 30, 2029 ("Senior Notes") issued by EverArc Escrow S.à r.l. (“Escrow Issuer”) was assumed by SK Invictus Intermediate II S.à r.l., a wholly-owned subsidiary of PSSA (“SK Intermediate II.”)
The cash consideration for the Business Combination was funded through cash on hand, proceeds from the sale of Ordinary Shares, proceeds from the issuance of Senior Notes and borrowings under the Company’s revolving credit facility.
Business Operations
Perimeter Solutions is a global solutions provider for the fire safety and specialty products industries. Approximately 74% of the Company's annual revenues is derived in the United States, approximately 15% in Europe, approximately 5% in Canada and approximately 2% in Mexico, with the remaining approximately 4% spread across various other countries. The Company’s business is organized and managed in two reporting segments: Fire Safety and Specialty Products (formerly Oil Additives).
The Fire Safety business is a formulator and manufacturer of fire management products that help the Company’s customers combat various types of fires, including wildland, structural, flammable liquids and other types of fires. The Company’s Fire Safety business also offers specialized equipment and services, typically in conjunction with its fire management products to support firefighting operations. The Company’s specialized equipment includes air base retardant storage, mixing, and delivery equipment; mobile retardant bases; retardant ground application units; mobile foam equipment; and equipment that it custom designs and manufactures to meet specific customer needs. Significant end markets include primarily government-related entities and are dependent on approvals, qualifications, and permits granted by the respective governments and commercial customers around the world.
In June 2022, the Oil Additives segment, which produces and sells Phosphorus Pentasulfide ("P2S5"), was renamed the Specialty Products segment to better reflect the current and expanding applications for P2S5 in several end markets and applications, including lubricant additives, various agricultural applications, various mining applications, and emerging electric battery technologies. Within the lubricant additive end market, currently the Company’s largest end market application, P2S5 is primarily used in the production of a family of compounds called Zinc Dialkyldithiophosphates (“ZDDP”), which is considered an essential component in the formulation of engine oils with its main function to provide anti-wear protection to engine components. P2S5 is also used in pesticide and mining chemicals applications.
Global Economic Environment
Russia’s Invasion of Ukraine
In February 2022, Russia invaded Ukraine. While Perimeter has limited exposure in Russia and Ukraine, the Company continues to monitor any broader impact to the global economy, including with respect to inflation, supply chains and fuel prices. The full impact of the conflict on the Company’s business and financial results remains uncertain and will depend on the severity and duration of the conflict and its impact on regional and global economic conditions.
Inflationary Cost Environment
During fiscal 2021 and continuing into the current fiscal year, global commodity and labor markets experienced significant inflationary pressures attributable to ongoing economic recovery and supply chain issues. Perimeter is subject to inflationary pressures with respect to raw materials, labor and transportation. Accordingly, the Company continues to take actions with its customers and suppliers to mitigate the impact of these inflationary pressures in the future. Actions to mitigate inflationary pressures with suppliers include aggregation of purchase requirements to achieve optimal volume benefits, negotiation of cost-reductions and identification of more cost competitive suppliers. While these actions are designed to offset the impact of inflationary pressures, the Company cannot provide assurance that they will be successful in fully offsetting increased costs resulting from inflationary pressure. Interest payments for borrowings under the Company’s revolving credit facility are based on variable rates. As a result, an increase in interest rates may reduce the Company’s cash flow available for other corporate purposes.

Ongoing COVID-19 Pandemic
The pandemic caused by an outbreak of a novel strain of coronavirus, SARS-CoV-2, which causes COVID-19 (“COVID-19”) that began in December 2019 introduced significant volatility to the global health and economic environment, including millions of confirmed COVID-19 cases, business slowdowns or shutdowns, government challenges and market volatility throughout 2020 into 2022.
While the ongoing impact from the COVID-19 pandemic has subsided, disruptions to supply chains, transportation efficiency, and availability of raw materials and labor continue to persist. The exact pace and timing of the economic recovery remains uncertain and is expected to continue to be uneven depending on various factors. As the consequences of the pandemic and adverse impact to the global economy continue to evolve, the future adverse impact on the Company’s business and financial statements remains subject to uncertainty as of the date of this filing.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS
Summary of Significant Accounting Policies
Basis of Presentation
In connection with the Business Combination, the Merger was accounted for as a common control transaction, where substantially all of the net assets of PSSA will be those previously held by EverArc and are recognized by PSSA at EverArc’s carrying value. Upon the acquisition of SK Intermediate, PSSA was determined to be the legal and accounting acquirer (the "Successor") and SK Intermediate was deemed to be the accounting predecessor (the "Predecessor"). The business combination of SK Intermediate was accounted for using the acquisition method of accounting and the Successor financial statements reflect a new basis of accounting based on the fair value of the net assets acquired. As a result of the application of the acquisition method of accounting, the Company’s consolidated financial statements and certain presentations are separated into two distinct periods to indicate the different ownership and accounting basis between the periods presented, the period before the consummation of the Business Combination, which includes the period from January 1, 2021 to November 8, 2021 (the “2021 Predecessor Period”); the year ended December 31, 2020 (the “2020 Predecessor Period”); and the period on and after the consummation of the Business Combination, from the Closing Date to December 31, 2021 (the “2021 Successor Period”).
The accompanying consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements for the prior periods include certain reclassifications that were made to conform to the current period presentation. Such reclassifications have no impact on previously reported consolidated financial position, results of operations or cash flows.
Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany transactions and balances.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates made by management in connection with the preparation of the accompanying consolidated financial statements include the fair value of purchase consideration and assets acquired and liabilities assumed in a business combination, the useful lives of long-lived assets, inventory valuations, the allocation of transaction price among various performance obligations, the allowance for doubtful accounts, the fair value of financial assets and liabilities, valuation of goodwill, indefinite life intangible assets, stock options, founder advisory fees, contingent earn-out liability and realizability of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks. For purposes of reporting cash and cash equivalents, the Company considers all deposits with an original maturity of three months or less to be cash equivalents.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are stated at the amounts due from customers for products or services provided. The Company evaluates the collectability of its accounts receivable based on management's estimate for expected credit losses for outstanding accounts receivables. The Company determines expected credit losses based upon a number of factors, including historical experience, the likelihood of payment from its customers, and any other known specific factors associated with its customers. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable and reassess the adequacy of the allowance each reporting period. Account balances are charged-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company had an allowance for doubtful accounts of $0.9 million and $1.0 million as of December 31, 2022 and 2021, respectively.
Inventories
Inventories are stated at the lower of cost or net realizable value using the weighted-average cost method. The Company evaluates inventories periodically during each reporting period for obsolete, excess, or slow-moving products and will record any adjustment, if necessary, to report these items at an estimated net realizable value. As of December 31, 2022 and 2021, the reserve for inventory obsolescence was insignificant.
Property, Plant and Equipment, Net
Property, plant and equipment acquired in business combinations are recorded at fair value at the date of acquisition. All other property, plant and equipment are stated at cost less accumulated depreciation. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss) in the period realized. Costs of maintenance and repairs are charged to expense as incurred.
Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years
Buildings	30–40 years
Furniture and fixtures	1–8 Years
Machinery and equipment	1–26 Years
Vehicles	1–8 Years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Business Combinations
The Company accounts for its business combinations using the acquisition accounting method, which requires it to determine the fair value of identifiable assets acquired and liabilities assumed, including any contingent consideration, to properly allocate the purchase price to the individual assets acquired and liabilities assumed and record any residual purchase price as goodwill in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The Company records assets acquired and liabilities assumed at their respective fair value at the date of acquisition. Management uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date. Such estimates are inherently uncertain and may be subject to refinement. If the initial accounting for the business combination has not been completed by the end of the reporting period in which the business combination occurs, provisional amounts are reported to present information about facts and circumstances that existed as of the acquisition date. During the measurement period of up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill, to the extent such information was not available to the Company at the acquisition date to determine such amounts.

Accounting for business combinations requires the Company to make significant estimates and assumptions at the acquisition date, including estimates of the fair value of acquired inventory, property and equipment, identifiable intangible assets, contractual obligations assumed, preacquisition contingencies, where applicable, and equity issued. Significant assumptions relevant to the determination of the fair value of the assets acquired and liabilities assumed include, but are not limited to, future expected cash flows, discount rates, royalty rates, and other assumptions. The approach to valuing an initial contingent consideration associated with the purchase price also uses similar unobservable factors such as projected revenues and expenses over the term of the contingent earn-out period, discounted for the period over which the initial contingent consideration is measured, and relevant volatility rates. Based upon these assumptions, the initial contingent consideration is then valued using a Monte Carlo simulation.
All acquisition-related costs, other than the costs to issue debt or equity securities, are accounted for as expenses in the period in which they are incurred. Changes in the fair value of contingent consideration arrangements that are not measurement period adjustments are recognized in earnings.
Goodwill
Goodwill is deemed to have an indefinite life and is subject to at least annual impairment assessments at the reporting unit level or more frequently when events or circumstances occur that indicate that it is more likely than not that an impairment has occurred. The Company conducts an annual impairment test on October 1st each year.
The Company performs a qualitative assessment to determine whether it is more likely than not that goodwill is impaired. Factors utilized in the qualitative assessment include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and Company specific events. If the qualitative assessment indicates it is more likely than not that goodwill is impaired, the entity performs a quantitative assessment, which consists of a comparison of the fair value of the reporting unit with its carrying amount.
The Company’s reporting units are either its operating business segments or one level below its operating business segments for which discrete financial information is available and for which operating results are regularly reviewed by the business management. The Company estimates the fair value based on combination of the income and market present value techniques involving future cash flows. Future cash flows for all reporting units include assumptions about revenue growth rates, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) margins, discount rate as well as other economic or industry-related factors. Significant management judgment is involved in estimating these variables and they include inherent uncertainties since they are forecasting future events. The Company performs a sensitivity analysis by using a range of inputs to confirm the reasonableness of these estimates being used in the goodwill impairment analysis. The Company uses a Weighted Average Cost of Capital (“WACC”) approach to determine its discount rate for goodwill recoverability testing. WACC calculation incorporates industry-weighted average returns on debt and equity from a market perspective. The factors in this calculation are largely external to the Company and, therefore, are beyond its control.
In accordance with the accounting guidance, the Company elected to bypass the qualitative assessment and proceeded directly to performing a quantitative goodwill impairment test. On October 1, 2022, the Company performed a quantitative assessment for its Fire Safety and Specialty Products reporting units to determine whether impairment exists from the most recent valuation date due to current adverse macro-economic conditions, including but not limited to supply chain delays, geopolitical conflict and more recently from unfavorable changes in foreign exchange rates due to strengthening of the U.S. dollar, steady increase in federal funds rates by Federal Reserve and decline in market price of the Company’s Ordinary Shares. In determining the fair value of the reporting unit, the Company used a combination of the income and market approaches to estimate the reporting unit’s business enterprise value. The estimated fair value for the Fire Safety and Specialty Products reporting units exceeded their related carrying values as of October 1, 2022. As a result, no goodwill impairment was recorded.
There was no impairment of goodwill during the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period or 2020 Predecessor Period.
Intangible Assets
Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which vary depending on the type of intangible assets. Costs to maintain and extend intangible assets are expensed as incurred. In determining the estimated useful lives of definite-lived intangibles, the Company considers the nature, competitive position, life cycle position and historical and expected future operating cash flows of each acquired assets, as well as its commitment to support these assets through continued investment and legal infringement protection.
Impairment of Long-Lived Assets
Long-lived assets include acquired property, plant, and equipment and intangible assets subject to amortization. The Company evaluates the recoverability of long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy. The Company determines the recoverability of such assets by comparing an asset’s respective carrying value to estimates of the sum of the undiscounted future cash flows expected to result from its asset group. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. As of December 31, 2022, based on the consideration of impairment indicators, the Company determined that there were no indications that the carrying values of the Company’s asset groups are not recoverable, as a result, it concluded that there was no impairment of long-lived assets. There were no impairments of long-lived assets during the 2021 Successor Period, 2021 Predecessor Period or 2020 Predecessor Period.
Revenue Recognition
The Company follows the guidance in ASC Topic 606, Revenue from Contracts with Customers, which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer. Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.
The Company derives its revenue from contracts with customers, which comprise of following principal activities as described:
•Full-service air base fire retardant includes sales from the supply and service of fire retardant to designated air tanker bases. The Company provides fire retardant product, the related equipment, and service personnel who operate the related equipment at the designated air tanker bases for the period specified in the contract with respect to each designated air tanker base. Product revenues are recognized at the point in time when product is shipped and control is transferred to the customer, typically when the product is consumed by the customer. The component of service revenue is recognized ratably over time as the customer simultaneously receives and consumes the services. The Company has entered into full-service contracts with the U.S. Forest Service (“USFS”) and the state of California. These contracts are between Perimeter Solutions and the USFS and/or the state of California for supply and service of long-term fire retardant to the designated air tanker bases of certain Government agencies. The revenue derived from these contracts is comprised of three performance obligations, namely product sales, providing operations and maintenance personnel services and leasing of specified equipment. The performance obligation for product sales is satisfied at a point in time, while for services and leases it is a “stand-ready obligation” and the revenue is recognized straight-line over the service period. Control of a product is deemed to be transferred to the customer upon shipment or delivery.
•Fire retardant, suppressant, and related equipment includes domestic and international sales of fire retardant and fire suppressant products. Product revenues are recognized at the point in time when control of the product is transferred to the customer which is upon shipment or delivery of the product to the customer, depending on the underlying contract terms.
•Specialty products includes domestic and international sales of oil additive products by the Company entities in the U.S. and Germany. Product revenues are recognized at the point in time when control of the product is transferred to the customer which is upon shipment or delivery of the product to the customer, depending on the underlying contract terms.
The Company uses the policy election to account for the shipping and handling activities as activities to fulfill the Company’s promise to transfer goods to the customer, rather than as a performance obligation. Accordingly, the costs of the shipping and handling activities are accrued for at the time of shipment.

The transaction price of a contract, or the amount the Company expects to receive upon satisfaction of all performance obligations, is determined by reference to the contract’s terms and includes adjustments, if applicable, for any variable consideration, such as sales incentives, wherever these adjustments are material. For full service contracts the transaction price is variable and is based upon gallons of product consumed by the customer during the service period i.e., mobilization period, which typically lasts during May through September. The Company includes the estimated amount of variable consideration in transaction price that it expects to receive to the extent it is probable that a significant revenue reversal will not occur.
Sales and other taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by the Company from a customer, are excluded from revenue.
Payment terms vary by contract and sales to customers are deemed collectible at the time of sale based on customer history, prior credit checks, and controls around customer credit limits. The Company does provide for the right to return; however, most of the product is used at the point of purchase and returns are minimal. Therefore, there is no estimated obligation for returns. Standard terms of delivery are generally included in the Company's contracts of sale, order confirmation documents and invoices.
Cost to Obtain Contract
Incremental costs of obtaining a contract include only those costs that are directly related to the acquisition of contracts, including sales commissions, and that would not have been incurred if the contract had not been obtained. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it is expected that the economic benefit and amortization period will be longer than one year. Costs to obtain contracts were not material in the periods presented.
Deferred Revenue
Deferred revenue represents billings under noncancelable contracts before the related product or service is transferred to the customer. The portion of deferred revenue that is anticipated to be recognized as revenue during the succeeding twelve-month period is recorded as deferred revenue and the remaining portion is recorded as deferred revenue, non-current.
The contracts entered by the Company have duration of one year or more. Any billings made to the customer during the financial year for which the related product or service is yet to be delivered on the cutoff date, i.e., December 31, is recognized as deferred revenue. There was no deferred revenue as of December 31, 2022 and $0.4 million as of December 31, 2021.
For full-service fire-retardant contracts, the Company identifies the fire-retardant product and the services as separate units of account. Substantially all performance obligations are satisfied by the end of the annual financial reporting period and the allocation of transaction price to each performance obligation does not have an impact on the recognition and measurement of revenues for the annual reporting period. There were no contract assets, contract obligations, or material rights as of December 31, 2022 and 2021.
Deferred Financing Fees
Successor
As of December 31, 2022 and 2021, unamortized debt issue costs of $9.7 million and $10.9 million, respectively, for the Company's Senior Notes were carried as a contra liability and are amortized over the term of the related debt using the effective interest method. As of December 31, 2022 and 2021, unamortized deferred financing costs of $1.7 million and $2.2 million, respectively, for the Company’s five-year revolving credit facility (the “Revolving Credit Facility”) were carried as a long-term asset and were amortized on a straight-line basis into interest expense over the term of the Revolving Credit Facility. Amortization of deferred financing fees was $1.2 million and $0.2 million for Senior Notes and $0.5 million and $0.1 million for the Revolving Credit Facility during the year ended December 31, 2022 and 2021 Successor Period, respectively, and is presented as a component of interest expense in the consolidated statements of operations and comprehensive income (loss).

Predecessor
In connection with the Business Combination, on the Closing Date, the unamortized original issue discount and debt issuance costs of $11.0 million on term loans and unamortized deferred financing costs of $0.8 million on revolving line of credit were written off to interest expense upon extinguishment of the related debt. Amortization of deferred financing fees for the 2021 Predecessor Period and 2020 Predecessor Period for the term loans and revolving line of credit was $14.6 million and $3.5 million, respectively, and is presented as a component of interest expense in the consolidated statements of operations and comprehensive income (loss).
Income Taxes
Income taxes are accounted for under the asset-and-liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities, as well as loss and tax credit carryforwards and their respective tax bases measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.
Deferred tax assets and deferred tax liabilities are presented as non-current in a classified balance sheet.
The Company’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense (benefit). The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and operating results.
Leases
In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right of use (“ROU”) asset and a lease liability on their balance sheet for all leases, including operating leases, with a term of greater than 12 months. The Company adopted this standard as of January 1, 2022 at December 31, 2022, which resulted in an increase of $18.7 million in ROU assets and $18.4 million in lease liabilities as of January 1, 2022, for certain commitments primarily related to manufacturing facilities, real estate, vehicles, and field equipment. Prior reporting periods are presented in accordance with historical accounting treatment under ASC Topic 840, Leases (“ASC 840”). The adoption of the standard did not have a material impact on the Company’s results of operations or cash flows. Refer to Note 6, "Leases," for additional disclosures.
Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Foreign Currencies
The functional and reporting currencies for all Luxembourg entities are in U.S. dollars. The functional currency for the Company’s remaining non-U.S. subsidiaries is the local currency. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect as of the balance sheet date except for non-monetary assets and liabilities, which are measured at historical exchange rates and revenues and expenses are translated at the average exchange rates for each respective reporting period. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive loss in shareholders’ equity. The Company does not recognize deferred taxes on translation adjustments from its investments in foreign subsidiaries that are essentially permanent in duration.
Transactions denominated in currencies other than the functional currency are remeasured based on the exchange rates at the time of the transaction. Foreign currency gains and losses arising primarily from changes in exchange rates on foreign currency denominated intercompany loans and other intercompany transactions and balances between foreign locations are recorded in the consolidated statements of operations and comprehensive income (loss). Realized and unrealized gains (losses) resulting from transactions conducted in foreign currencies for the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period were $(4.0) million, $(1.0) million, $(4.1) million and $5.8 million, respectively.
Share-Based Compensation
Performance stock options - Successor
The performance-based non-qualified stock options ("PBNQSO") granted to employees and non-employees are subject to performance conditions such that the number of awards that ultimately vest depends on the calculation of annual operational performance per diluted share (“AOP”) during the performance period compared to targets established at the award date. Because the terms of the PBNQSO provide discretion to make certain adjustments to the performance calculation, the service inception date of these awards precedes the grant date. Accordingly, the Company recognizes compensation expense beginning on the service inception date and remeasures the fair value of the awards until a grant date is established. The estimate of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values calculated using the Black-Scholes option-pricing model at the grant date. The fair value for PBNQSO for which a grant date has not been established is estimated on the last date of the reporting period using the Black-Scholes option-pricing model. The Company records forfeitures as they are incurred. The fair value of PBNQSO is expensed proportionately for each tranche over the applicable service period in which the performance conditions are deemed probable of achievement. The assumptions used in the Black-Scholes option-pricing model are as follows:
•Exercise price. The Company's ordinary share’s fair market value on the date of grant.
•Fair Market Value of Ordinary Shares. Subsequent to the Business Combination, the period end fair market value is the quoted market price of the Company's Ordinary Shares.
•Expected term. The expected term of stock options represents the period that the stock options are expected to remain outstanding and is based on vesting terms, exercise term and contractual lives of the options. The expected term is based on the simplified method and is estimated as the average of the weighted average vesting term and the time to expiration as of the period end date. The simplified method was used due to the lack of historical exercise information.
•Expected volatility. As the Company does not have sufficient historical stock price information to meet the expected life of the stock option grants, it uses a blended volatility, based on Company’s short trading history and on the trading history from the common stock of a set of comparable publicly listed companies.
•Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the stock options in effect at the time of grant.
•Dividend yield. The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plan to pay any dividends on its Ordinary Shares.

Restricted stock units - Successor
Restricted stock units are valued using the market price of the Company's Ordinary Shares on the grant date. The grant date fair value of the restricted stock units is expensed on a straight-line basis over the applicable vesting period.
Founder Advisory Fees - Successor
An advisory agreement was entered into on December 12, 2019 by EverArc ("Founder Advisory Agreement") with EverArc Founders, LLC, a Delaware limited liability company ("EverArc Founder Entity"). Upon consummation of the Business Combination, the Company assumed the Founder Advisory Agreement. The EverArc Founder Entity, for the services provided to the Company, including strategic and capital allocation advice, will be entitled to receive both a fixed amount (the “Fixed Annual Advisory Amount”) and a variable amount (the “Variable Annual Advisory Amount,” each an “Advisory Amount” and collectively, the “Advisory Amounts”) until the years ending December 31, 2027 and 2031, respectively. Under the Founder Advisory Agreement, at the election of the EverArc Founder Entity, at least 50% of the Advisory Amounts will be paid in Ordinary Shares and remainder in cash. The Advisory Amounts to be paid in Ordinary Shares is recorded within shareholders’ equity at grant date fair value and the Advisory Amounts to be paid in cash is recorded as liability in the accompanying consolidated balance sheets. For the Advisory Amounts classified as liability, the Company will remeasure the fair value at each reporting date. The Fixed Annual Advisory Amount will be equal to 2,357,061 Ordinary Shares (1.5% of 157,137,410 Ordinary Shares outstanding as of November 9, 2021) for each year through December 31, 2027 and valued using the period end volume weighted average closing share price for ten consecutive trading days of Ordinary Shares. The Variable Annual Advisory Amount for each year through December 31, 2031 is based on the appreciation of the market price of Ordinary Shares if such market price exceeds certain trading price minimums at the end of each reporting period and is valued using a Monte Carlo simulation model.
Incentive Units - Predecessor
The fair value of each incentive unit was estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions. Volatility was based on average historical volatilities for public companies in similar industries over the expected term of the incentive unit. The expected term of incentive units represents the period of time that incentive units granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the incentive unit was based on the U.S. Treasury yield curve in effect at the time of grant. The valuation methodology included estimates and assumptions that required SK Intermediate’s judgment. Significant inputs used to determine estimated fair value of the incentive units include the equity value of SK Intermediate and expected timing of a liquidity event or other outcomes.
Fair Value Measurements
The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, and accounts receivable.
At December 31, 2022, the Company had $126.8 million of cash and cash equivalents. The Company’s cash and cash equivalents are maintained with various financial institutions and the deposits with these institutions may exceed the amount of insurance provided on such deposits. However, the Company regularly monitors the financial stability of its financial institutions and believes that the Company is not exposed to any significant default risk.
For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the consolidated balance sheets. One of the Company’s customers in the Fire Safety segment and two in the Specialty Products segment accounted for 48% of total sales during the year ended December 31, 2022. Three of the Company’s customers in the Fire Safety segment accounted for 25% and 53% of total sales during the 2021 Successor Period and 2021 Predecessor Period, respectively.

One customer within the Fire Safety segment and two within the Specialty Products segment represent 44% (18%, 16%, and 10%, respectively) of the total accounts receivable balance as of December 31, 2022. Two customers within Fire Safety segment and one within Specialty Products segment represent 39% (23%, 10%, and 6%, respectively) of the total accounts receivable balance as of December 31, 2021.
Earnings (Loss) Per Share of Ordinary Shares
The Company’s basic earnings per share ("EPS") is computed based on the weighted average number of Ordinary Shares outstanding for the period. Diluted EPS includes the effect of the Company’s outstanding performance-based stock options, Warrants and founders advisory fees for Ordinary Shares if the inclusion of these items is dilutive. The treasury stock method is used in determining the number of Ordinary Shares assumed to be issued from the exercise of ordinary share equivalents.
Recently Issued and Adopted Accounting Standards
In February 2016, the FASB issued ASU No. 2016-02, Leases, which will require lessees to recognize a right of use asset and a lease liability on their balance sheet for all leases, including operating leases, with a term of greater than 12 months. In July 2018, the FASB issued ASU 2018-11, which adds a transition option permitting entities to apply the provisions of the new standard at its adoption date instead of the earliest comparative period presented in the consolidated financial statements. The Company adopted Topic 842 as of January 1, 2022 at December 31, 2022, using the optional transition method provided by ASU 2018-11. Refer to Note 6, "Leases," for additional disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and issued subsequent amendments to the initial guidance within ASU 2019-04, ASU 2019-05 and ASU 2019-11. The amendments require an entity to replace the incurred loss impairment methodology in current U.S. GAAP with a new model that uses a forward-looking expected loss method, which generally results in earlier recognition of allowances for losses. The Company adopted the standard as of January 1, 2022 at December 31, 2022. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements with the most significant impact being the increase in allowance for doubtful accounts related to its trade accounts receivable. The adoption adjustment was recorded to retained earnings in the accompanying consolidated statements of shareholders’ equity.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of ASC 740 by clarifying and amending existing guidance. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted ASU 2019-12 on January 1, 2021 and the adoption of this standard did not have a material impact on its consolidated financial statements and disclosures.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, and in January 2021 issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. These ASUs provide temporary optional expedients and exceptions to existing guidance on contract modifications and hedge accounting to facilitate the market transition from existing reference rates, such as London Interbank Offered Rate (“LIBOR”) which is being phased out, to alternate reference rates, such as Secured Overnight Financing Rate (“SOFR”). These standards are elective and are effective upon issuance for all entities through December 31, 2022. To the extent that, prior to December 31, 2022, the Company enters into any transactions for which the optional practical expedients permissible under ASC 848 are applied, the adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements and disclosures. In December 2022, the FASB issued ASU No. 2022-06, which defers the sunset date of reference rate reform relief to December 31, 2024.

3. BUSINESS ACQUISITIONS
Successor
Business Combination – Perimeter Solutions
Pursuant to the Business Combination Agreement, each of the following transactions occurred, in the following order:
•On November 8, 2021:
•the Merger Sub merged with and into EverArc, with EverArc surviving such merger as a direct wholly-owned subsidiary of PSSA. 40,832,600 EverArc Ordinary Shares outstanding immediately prior to the Merger were exchanged for an equal number of Ordinary Shares;
•pursuant to the Subscription Agreements the PIPE Subscribers purchased an aggregate of 115,000,000 EverArc Ordinary Shares at $10.00 per share that were converted into Ordinary Shares pursuant to the Merger;
•34,020,000 outstanding EverArc Warrants were converted into the right to purchase one Ordinary Share with each whole warrant entitling the holder thereof to purchase one-fourth of one Ordinary Share at an exercise price of $12.00 per whole Ordinary Share; and
•On November 9, 2021:
•SK Holdings (i) along with officers and certain key employees of SK Intermediate contributed a portion of their ordinary shares in SK Intermediate to PSSA in exchange for 10 million Redeemable Preferred Shares of PSSA, nominal value of $10.00 per share, valued at $100.0 million and (ii) sold its remaining ordinary shares in SK Intermediate for approximately $1,900.0 million in cash subject to certain customary adjustments for working capital, transaction expenses, cash and indebtedness;
•Ordinary Shares, nominal value, $1.00 per share, listed and began trading on the NYSE under the symbol "PRM"; and
•the Management Subscribers were granted an aggregate of 1,104,810 Ordinary Shares at $10.00 per share as consideration and the Director Subscribers purchased an aggregate of 200,000 Ordinary Shares at $10.00 per share.
•$675.0 million Senior Notes issued by the Escrow Issuer was assumed by SK Intermediate II.
The cash consideration for the Business Combination was funded through cash on hand, proceeds from the sale of the Ordinary Shares, proceeds from the issuance of Senior Notes and borrowing under the revolving credit facility. The cash balance on the Closing Date consisted of the following (in thousands):

Amount
Capital contribution from EverArc	$315,807
Proceeds from PIPE Subscribers	1,150,000
Senior Notes, net of issue costs	663,970
Total	$2,129,777
The Merger between PSSA and EverArc was accounted for as a common control transaction, whereby all of the net assets of PSSA were those previously held by EverArc at historical cost, with no goodwill or other intangible assets recorded. The acquisition of SK Intermediate was accounted for under the acquisition method. The acquisition method of accounting is based on FASB ASC 805, Business Combinations (“ASC 805”), and uses the fair value concepts defined in FASB ASC 820, Fair Value Measurements. ASC 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date including an amount for goodwill calculated as the difference between the acquisition consideration and the fair value of the identifiable net assets. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed.

The total purchase price consideration and its final allocation for SK Intermediate was as follows (in thousands):

At November 9, 2021
Purchase Consideration:
Cash consideration	$1,220,103
Management Subscribers rollover contribution	11,048
Redeemable Preferred Shares	100,000
Fair value of total consideration transferred	$1,331,151

Estimated Fair Value of Identifiable Assets Acquired and Liabilities Assumed:
Property, plant and equipment	$62,689
Inventory	100,246
Tradenames	101,000
Customer lists	761,000
Existing technology and patents	250,000
Working capital	27,379
Other assets (liabilities), net	(832)
LaderaTech contingent earn-out (1)	(19,781)
Long-term debt	(696,971)
Deferred tax liabilities	(299,474)
Total fair value of net assets acquired	285,256
Goodwill (2)	1,045,895
Total	$1,331,151
(1)Refer to the LaderaTech Acquisition.
(2)Of the total goodwill amount herein, $871.4 million has been allocated to Fire Safety segment and $174.5 million has been allocated to Specialty Products segment.
In accordance with the acquisition method of accounting, the purchase price for the SK Intermediate acquisition has been allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The fair value estimates were based on, but not limited to quoted market prices, where available; expected future cash flows based on estimated growth in sales for the Company’s products; estimated costs to develop, procure, produce and deliver its products; current replacement cost for similar capacity for certain fixed assets; market rate assumptions for contractual obligations and appropriate discount rates and growth rates. The excess of the total consideration over the estimated fair value of the amounts initially assigned to the identifiable assets acquired and liabilities assumed has been recorded as goodwill. The goodwill is primarily related to extensive industry expertise and continuing innovation at SK Intermediate, resulting in sales growth from future products and service offerings as well as new customers, together with certain intangible assets that do not qualify for separate recognition. Goodwill recorded in connection with the acquisition is not deductible for income tax purposes.
Pursuant to the Business Combination Agreement, EverArc entered into an escrow agreement with SK Holdings and Wilmington Trust, N.A., a national banking association, as escrow agent, which provided that approximately $7.6 million of the cash consideration payable pursuant to the Business Combination Agreement be held in escrow pending a determination of the post-Closing purchase price adjustments under the Business Combination Agreement.
During 2022, the post-Closing purchase price adjustments under the Business Combination Agreement were finalized. Approximately $7.6 million held in escrow was released and an additional $2.4 million related to the difference in estimated and actual working capital as of the Closing Date was recognized with $1.6 million paid to SK Holdings and $0.8 million of uncollectable accounts and notes receivable were written-off.
Transaction costs associated with the Business Combination were $59.5 million. Of this amount, $56.4 million was incurred by EverArc through the Closing Date and is included in accumulated deficit as of November 9, 2021 in the accompanying consolidated statement of shareholders’ equity and the remaining $3.1 million was reflected in the 2021 Predecessor Period in other operating expense in the accompanying consolidated statements of operations and comprehensive income (loss). The Company also incurred a total of $13.3 million of debt issuance costs in connection with the consummation of the Business Combination related to the establishment of the Revolving Credit Facility and the issuance of the Senior Notes.
Predecessor
Magnum Asset Acquisition
On July 1, 2021, the Company used cash provided by operations to purchase all of the assets of Magnum Fire & Safety Systems ("Magnum"). The asset purchase agreement provided for approximately $1.2 million in cash to be paid at closing. The Magnum acquisition expands the Company’s access to new markets and is expected to result in additional revenue in firefighting foam equipment and systems within the Fire Safety segment. The Company has performed a purchase price allocation, where the Company allocated $1.2 million to goodwill in the predecessor entity. Individual assets and liabilities included within the balance sheet were not material.
PC Australasia Asset Acquisition
On April 1, 2021, the Company used the cash provided by operations to purchase all of the wildfire retardant and foam assets of PC Australasia Pty Ltd ("PC Australasia"). The asset purchase agreement provided for approximately $2.7 million in cash to be paid at closing. The PC Australasia acquisition provides the Company direct access to existing markets within the Fire Safety segment. The Company has performed a purchase price allocation, where the Company allocated $1.0 million to goodwill in the predecessor entity. Other amounts allocated to the individual assets and liabilities included within the balance sheet were not material.
Budenheim Asset Acquisition
On March 2, 2021, the Company used the cash provided by operations to purchase all of the wildfire retardant and foam assets of Budenheim Iberica, S.L.U ("Budenheim"). The asset purchase agreement provided for approximately $3.6 million in cash to be paid at closing. The Budenheim acquisition expanded the Company’s access to new markets and is expected to result in additional revenue within the Fire Safety segment. The Company has performed a purchase price allocation, where the Company allocated $3.2 million to goodwill in the predecessor entity. Other amounts allocated to the individual assets and liabilities included within the balance sheet were not material.
For segment reporting purposes, the results of operations and assets from the above acquisitions have been included in the Company’s Fire Safety segment since the respective acquisition dates. For the 2021 Successor Period and 2022 Predecessor Period, sales, earnings related to the operations consisting of the assets and liabilities and direct costs related to Magnum, PC Australasia and Budenheim were not material. Pro forma financial information has not been presented for these acquisitions as the net effects were neither significant nor material to the Company’s results of operations or financial position.
LaderaTech Acquisition
On May 7, 2020, the Company used proceeds from general business operations to purchase all of the outstanding shares of LaderaTech, Inc. (“LaderaTech”). The LaderaTech acquisition expands the Company’s access to the long-term retardant market and is expected to generate synergies within the Fire Safety service industry. Under the equity purchase agreement, the fair value of the consideration transferred was $21.8 million, which included an initial cash payment of $2.0 million and $19.8 million in estimated fair value of contingent future payments.
The future payments are contingent upon an earn-out based on achieving certain thresholds of revenues through December 31, 2026 with an estimated fair value of $17.0 million at the acquisition date. Payment was also contingent upon the acquired technology being listed on the U.S. Forest Service’s Qualified Product List (“QPL”), valued at $2.8 million at the acquisition date. The acquired technology was listed on the QPL during 2021 and the Company made a $3.0 million payment. As of December 31, 2022 and 2021, the estimated fair value of contingent consideration was $7.3 million and

$20.0 million, respectively. The following table summarizes the consideration transferred for the LaderaTech acquisition and the fair value of the assets acquired and liabilities assumed at the acquisition date (in thousands):

May 7, 2020
Purchase Consideration:
Cash	$2,016
Contingent earn-out	19,816
Total purchase consideration	$21,832

Estimated Fair Value of Identifiable Assets Acquired and Liabilities Assumed:
Cash	$46
Net working capital	(38)
In-process research and development	20,200
Deferred tax liability	(5,282)
Total fair value of net assets acquired	14,926
Goodwill	6,906
Total	$21,832
The actual results of operations of the acquisition have been included in the accompanying consolidated statements of operations and comprehensive income (loss) from the date of acquisition. The following table summarizes LaderaTech acquisition revenue and earnings included in the accompanying consolidated statements of operations and comprehensive income (loss) from May 7, 2020 through December 31, 2020 (in thousands):

May 7, 2020 - December 31, 2020
Net sales	$609
Net loss	(343)
The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and the LaderaTech acquisition as if the acquisition had occurred on January 1, 2020. Pro forma information for the year ended December 31, 2022, 2021 Successor Period and 2021 Predecessor Period is not presented below as LaderaTech’s results were included for the entire period. The unaudited pro forma financial information as presented below is for illustrative purposes and does not purport to represent what the results of operations would actually have been if the business combinations occurred as of the date indicated or what the results would be for any future periods (in thousands):

Year Ended December 31, 2020
Pro forma net sales	$339,579
Pro forma net income (loss)	23,815
The amount allocated to goodwill for the acquisitions is not deductible for income tax purposes. The goodwill is attributable primarily to strategic and synergistic opportunities, the assembled workforces acquired and other factors. The fair value of the contingent consideration was estimated using the Monte Carlo valuation approach. See Note 12, Fair Value Measurements, for additional information related to the fair value measurement of the contingent consideration.
For segment reporting purposes, the results of operations and assets from the LaderaTech acquisition have been included in the Company’s Fire Safety segment since the acquisition date. Direct costs of the acquisition were not material and were expensed as incurred, and they are included in other operating expenses in the consolidated statement of operations and comprehensive income (loss) during the year ended December 31, 2020.

4. BALANCE SHEET COMPONENTS
Details of certain balance sheet items are presented below (in thousands):

	December 31, 2022	December 31, 2021
Inventory:
Raw materials and manufacturing supplies	$65,968	$34,008
Work in process	248	213
Finished goods	76,745	72,689
Total inventory	$142,961	$106,910

Prepaid Expenses and Other Current Assets:
Advance to vendors	$2,047	$2,984
Prepaid insurance	5,870	8,441
Prepaid value-added taxes	2,872	1,202
Other	1,162	1,534
Total prepaid expenses and other current assets	$11,951	$14,161

Property, Plant and Equipment:
Buildings	$3,948	$4,021
Leasehold improvements	2,333	2,301
Furniture and fixtures	344	558
Machinery and equipment	58,314	50,177
Vehicles	4,106	4,579
Construction in progress	1,953	1,983
Total property, plant and equipment, gross	70,998	63,619
Less: Accumulated depreciation	(12,152)	(1,372)
Total property, plant and equipment, net	$58,846	$62,247

Accrued Expenses and Other Current Liabilities:
Accrued bonus	$3,278	$7,728
Accrued salaries	2,332	900
Accrued employee benefits	846	591
Accrued interest	8,235	5,341
Accrued purchases	1,790	1,930
Accrued taxes	11,000	355
Operating lease liabilities	3,541	—
Other	1,683	2,180
Total accrued expenses and other current liabilities	$32,705	$19,025

Other Non-Current Liabilities:
LaderaTech contingent earn-out	$7,273	$19,979
Other	2,049	2,216
Total other non-current liabilities	$9,322	$22,195
Depreciation expense related to property, plant and equipment for the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period was $10.7 million, $1.4 million, $6.6 million, and $6.7 million, respectively, substantially all of which was presented in cost of goods sold in the accompanying consolidated statements of operations and comprehensive income (loss).

5. GOODWILL AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of goodwill by reportable segment are as follows (in thousands):

	Fire Safety	Specialty Products	Total
Predecessor
Balance, December 31, 2020	$362,767	$119,274	$482,041
Business acquired	5,385	—	5,385
Foreign currency translation	286	(605)	(319)
Balance, November 8, 2021	$368,438	$118,669	$487,107

Successor
Balance, November 9, 2021	$871,425	$174,470	$1,045,895
Foreign currency translation	(3,618)	(952)	(4,570)
Balance, December 31, 2021	867,807	173,518	1,041,325
Purchase price adjustment under Business Combination Agreement	2,356	—	2,356
Foreign currency translation	(9,844)	(2,377)	(12,221)
Balance, December 31, 2022	$860,319	$171,141	$1,031,460
Intangible assets and related accumulated amortization as of December 31, 2022 and 2021 are as follows (in thousands):

	December 31, 2022
	Estimated Useful Life (in years)	Gross Value	Foreign Currency Translation	Accumulated Amortization	Net Book Value
Definite Lived Intangible Assets:
Existing technology and patents	20	$250,000	$(3,029)	$(14,153)	$232,818
Customer lists	20	761,000	(7,451)	(43,220)	710,329
Tradenames	20	101,000	(970)	(5,737)	94,293
Balance, December 31, 2022		$1,112,000	$(11,450)	$(63,110)	$1,037,440

	December 31, 2021
	Estimated Useful Life (in years)	Gross Value	Foreign Currency Translation	Accumulated Amortization	Net Book Value
Definite Lived Intangible Assets:
Existing technology and patents	20	$250,000	$(836)	$(1,796)	$247,368
Customer lists	20	761,000	(2,059)	(5,482)	753,459
Tradenames	20	101,000	(268)	(727)	100,005
Balance, December 31, 2021		$1,112,000	$(3,163)	$(8,005)	$1,100,832
Amortization expense for definite-lived intangible assets for the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period was $55.1 million, $8.0 million, $45.4 million and $51.5 million, respectively.

Estimated annual amortization expense of intangible assets for the five years subsequent to December 31, 2022 and thereafter is as follows (in thousands):

Years Ending December 31:	Amount
2023	$55,600
2024	55,600
2025	55,600
2026	55,600
2027	55,600
Thereafter	759,440
Total	$1,037,440
6. LEASES
In adopting Topic 842, the Company has elected to adopt the optional “Comparatives Under ASC 840” approach which requires an adoption date of January 1, 2022 and does not require dual period reporting. The Company elected the ‘package of practical expedients’, which permit it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. The Company has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. Lease terms used to compute the present value of lease payments do not include any option to extend, renew, or terminate the lease that the Company is not reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.
The Company leases certain manufacturing facilities, real estate, vehicles, and field equipment. Such leases, some of which are noncancellable and, in many cases, include renewals, expire at various dates. Such options to renew are included in the lease term when it is reasonably certain that the option will be exercised. The Company’s lease agreements typically do not contain any significant residual value guarantees or restrictive covenants, and payments within certain lease agreements are adjusted periodically for changes in an index or rate. The Company does not currently sublease any of its ROU assets.
The Company determines if an arrangement is an operating lease or a finance lease at inception. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Operating ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.
Operating lease expenses are recognized on a straight-line basis over the lease term. Variable lease payments, which cannot be determined at the lease commencement date, are not included in ROU assets or lease liabilities and are expensed as incurred. There were no identified finance leases as of December 31, 2022.
As most leases do not have readily determinable implicit rates, the Company estimated the incremental borrowing rates for its future lease payments based on prevailing financial market conditions at the later of date of adoption or lease commencement, credit analysis of comparable companies and management judgments to determine the present values of its lease payments. The Company also applied the portfolio approach to account for leases with similar terms. At December 31, 2022, the weighted-average remaining lease term of operating leases was approximately 7 years and the weighted-average discount rate applied was 5.7%.

The following table presents assets and liabilities for leases as of December 31, 2022 (in thousands):

Amount
Assets
Operating lease right-of-use assets	$18,582

Liabilities
Operating lease liabilities:
Current (included in accrued expenses and other current liabilities)	$3,541
Non-current	15,484
Total lease liabilities	$19,025
Lease cost for the year ended December 31, 2022 are as follows (in thousands):

Amount
Operating lease cost (1)	$5,390

Reported in:
Cost of goods sold	$4,897
Selling, general and administrative expense	493
Total lease cost	$5,390
(1)Operating lease cost does not include short-term leases or variable costs, all of which are immaterial.
Rent expense for operating leases for the 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period was $0.5 million, $2.9 million and $3.2 million, respectively, of which $0.5 million, $2.5 million and $2.9 million, respectively, was presented in cost of goods sold and $0.0 million, $0.4 million and $0.3 million, respectively, was presented in selling, general, and administrative in the consolidated statements of operations and comprehensive income (loss).
Supplemental cash flow information related to leases for the year ended December 31, 2022 are as follows (in thousands):

Amount
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows for operating leases	$5,072
ROU assets obtained in exchange for new operating lease obligations
Non-cash investing and financing activity for operating leases	$4,380
As of December 31, 2022, the estimated future minimum payment obligations for non-cancelable operating leases are as follows (in thousands):

Years Ending December 31,	Amount
2023	$4,519
2024	3,570
2025	3,418
2026	3,181
2027	2,301
Thereafter	6,724
Total lease payments	23,713
Less: imputed interest	(4,688)
Present value of operating lease liabilities	$19,025
As of December 31, 2021, the estimated future minimum payment obligations for non-cancelable operating leases were as follows (in thousands):

Years Ending December 31,	Amount
2022	$4,026
2023	3,155
2024	2,387
2025	2,063
2026	1,954
Thereafter	3,102
Total	$16,687
7. LONG-TERM DEBT AND REDEEMABLE PREFERRED SHARES
Long-term debt consists of the following (in thousands):

	December 31, 2022	December 31, 2021
Senior Notes	$675,000	$675,000
Less: unamortized debt issuance costs	(9,720)	(10,872)
Long-term debt	$665,280	$664,128
Maturities of long-term debt as of December 31, 2022 are as follows (in thousands):

Years Ending December 31,	Amount
2023	$—
2024	—
2025	—
2026	—
2027	—
Thereafter	675,000
Total	$675,000
Successor
Revolving Credit Facility
In connection with the consummation of the Business Combination, SK Intermediate II, as borrower, entered into a five-year Revolving Credit Facility, which provides for a senior secured revolving credit facility in an aggregate principal amount of up to $100.0 million.
The Revolving Credit Facility matures on November 9, 2026. The Revolving Credit Facility includes a $20.0 million swingline sub-facility and a $25.0 million letter of credit sub-facility. The Revolving Credit Facility allows SK Intermediate II to increase commitments under the Revolving Credit Facility up to an aggregate amount not to exceed the greater of (i) $143.0 million and (ii) 100.00% of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") for the most recent four-quarter period (minus the aggregate outstanding principal amount of certain ratio debt permitted to be incurred thereunder). All borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, subject to customary exceptions.
Borrowings under the Revolving Credit Facility bear interest at a rate equal to (i) an applicable margin, plus (ii) at SK Intermediate II’s option, either (x) LIBOR determined by reference to the cost of funds for U.S. dollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs (but which will not be less than a 0.00% LIBOR floor) or (y) a base rate determined by reference to the highest of (a) the prime commercial lending rate published by the Wall Street Journal, (b) the federal funds rate plus 0.50%, (c) the one-month LIBOR rate plus 1.00% and (d) a minimum floor of 1.00%. The applicable margin is 3.25% in the case of LIBOR-based loans and 2.25% in the case of base rate-based loans, with two step downs of 0.25% each based upon the achievement of certain leverage ratios.
In addition, on a quarterly basis, SK Intermediate II will be required to pay each lender under the Revolving Credit Facility a commitment fee of 0.50% in respect of the unused portion of the commitments under the Revolving Credit Facility, which fee will be subject to two step downs of 0.125% based upon the achievement of certain leverage ratios. SK Intermediate II will be required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR borrowings on the dollar equivalent of the face amount of each undrawn letter of credit, plus such letter of credit issuer’s customary administration and issuance fees and charges and a fronting fee in an amount equal to 0.125% per annum of the face amount of each letter of credit.
Solely to the extent that on the last day of the applicable fiscal quarter, the utilization of the Revolving Credit Facility (excluding cash collateralized letters of credit and up to $10.0 million of undrawn letters of credit) exceeds 40% of the aggregate commitments, the Revolving Credit Facility requires compliance on a quarterly basis with a maximum secured net leverage ratio of 7.50:1.00. In addition, for purposes of determining compliance with such financial maintenance covenant for any fiscal quarter, SK Intermediate II will be able to exercise an equity cure by SK Intermediate II issuing certain permitted securities for cash or otherwise receiving cash contributions to the capital of SK Intermediate II that will, upon the receipt by SK Intermediate II of such cash, be included in the calculation of consolidated EBITDA solely for the purpose of such financial maintenance covenant. SK Intermediate II will not be able to exercise the equity cure right in more than two fiscal quarters during any period of four consecutive fiscal quarters or more than five fiscal quarters during the term of the Revolving Credit Facility. Under the Revolving Credit Facility, SK Intermediate II may also be required to meet specified leverage ratios in order to take certain actions, such as incurring certain debt or making certain acquisitions. In addition, the Revolving Credit Facility includes a customary holding company covenant that restricts the activities of SK Intermediate II and other negative covenants, subject to customary exceptions, restricting or limiting SK Intermediate II’s ability and the ability of its restricted subsidiaries to, among other things: (i) make non-ordinary course dispositions of assets; (ii) participate in certain mergers and acquisitions; (iii) pay dividends or make distributions and share repurchases and optional redemptions (and optional prepayments) of certain subordinated, junior lien or unsecured debt; (iv) incur, assume or guarantee indebtedness; (v) make certain loans and investments; (vi) grant, assume or incur liens; (vii) transact with affiliates; (viii) change its business and the business of its restricted subsidiaries; or (ix) enter into negative pledges or restrictions on its ability or the ability of restricted subsidiaries to pay dividends, make distributions, repay or guarantee indebtedness, or make intercompany investments or transfers.
The Revolving Credit Facility is fully and unconditionally guaranteed by the Company and each of SK Intermediate II’s existing and future wholly-owned material restricted subsidiaries, subject to customary exceptions, and is secured by a first priority lien, subject to certain permitted liens, on substantially all of SK Intermediate II’s and each of the guarantors’ existing and future property and assets, subject to customary exceptions.
Deferred financing costs incurred in connection with securing the Revolving Credit Facility were $2.3 million, which is carried as a long-term asset and is amortized on a straight-line over the term of the Revolving Credit Facility and included in interest expense in the accompanying consolidated statements of operations and comprehensive income (loss).
The Company borrowed $40.0 million under the Revolving Credit Facility to finance a portion of the costs and expenses in connection with the consummation of the Business Combination. On December 9, 2021, the Company repaid the full drawdown of $40.0 million.
As of December 31, 2022 and 2021, the Company did not have any outstanding borrowings under the Revolving Credit Facility and was in compliance with all covenants, including the financial covenants.
Bridge Facility
In connection with entering into the Business Combination Agreement, EverArc entered into a commitment letter, dated June 15, 2021, with Morgan Stanley Senior Funding, Inc., Barclays Bank PLC and Goldman Sachs Bank USA (collectively, the “Commitment Parties”) pursuant to which the Commitment Parties had, with respect to bridge financing, committed to provide up to $600.0 million in bridge loans (the “Bridge Loan Commitment”) to ensure financing for the Business Combination. Effective November 9, 2021, the Bridge Loan Commitment was fully terminated as a result of the $675.0 million in committed amounts available under the Senior Notes, as described below. The Company did not make any borrowings under the Bridge Loan Commitment and incurred a commitment fee of $7.5 million which was recorded as part of the November 9, 2021 accumulated deficit balance in the accompanying consolidated statements of shareholders’ equity.
Senior Notes
In order to finance a portion of the cash consideration payable in the Business Combination and the costs and expenses incurred in connection therewith, on October 5, 2021, Escrow Issuer launched a private offering of $600.0 million, which was subsequently updated to $675.0 million, principal amount of 5.00% Senior Notes due October 30, 2029 pursuant to that certain indenture dated as of October 22, 2021 (“Indenture”) between SK Intermediate II and U.S. Bank National Association, as Trustee and Collateral Agent (the “Trustee”). Upon the consummation of the Business Combination, SK Intermediate II assumed the Escrow Issuer’s obligations under the Senior Notes.
The Senior Notes bear interest at an annual rate of 5.00%. Interest on the Senior Notes is payable in cash semi-annually in arrears on April 30 and October 30 of each year, commencing on April 30, 2022.
The Senior Notes are general, secured, senior obligations of SK Intermediate II; rank equally in right of payment with all existing and future senior indebtedness of SK Intermediate II (including, without limitation, the Revolving Credit Facility); and together with the Revolving Credit Facility, are effectively senior to all existing and future indebtedness of SK Intermediate II that is not secured by the collateral. The Senior Notes are effectively subordinated to all existing and future indebtedness of SK Intermediate II that is secured by assets other than the collateral, to the extent of the collateral securing such indebtedness, are structurally subordinated to all existing and future indebtedness, claims of holders of any preferred shares that may be issued by, and other liabilities of, subsidiaries of SK Intermediate II that do not guarantee the Senior Notes. The Senior Notes are senior in right of payment to any future subordinated indebtedness of SK Intermediate II and are initially guaranteed on a senior secured basis by the guarantors discussed below and will also be guaranteed in the future by each subsidiary, if any, that guarantees indebtedness under the Revolving Credit Facility.
On or after October 30, 2024, SK Intermediate II may on any one or more occasions redeem all or a portion of the Senior Notes at the redemption prices, expressed as percentages of principal amount set forth the Indenture, plus accrued and unpaid interest, if any, on the Senior Notes redeemed. In addition, prior to October 30, 2024, SK Intermediate II may, at its option, redeem up to 40% of the aggregate principal amount of the Senior Notes with funds in an aggregate amount not exceeding the net cash proceeds from certain equity offerings at a redemption price equal to 105.00% of the principal amount of the Senior Notes to be redeemed, plus accrued and unpaid interest, if any.
The Senior Notes are fully and unconditionally guaranteed on a senior secured basis, jointly and severally, by all of SK Intermediate II’s existing or future restricted subsidiaries (other than certain excluded subsidiaries) that guarantee the Revolving Credit Facility. The Senior Notes contain certain covenants limiting SK Intermediate II’s ability and the ability of the restricted subsidiaries (as defined in the indenture governing the Senior Notes) to, under certain circumstances, prepay subordinated indebtedness, pay distributions, redeem stock or make certain restricted investments; incur indebtedness; create liens on the SK Intermediate II’s’ assets to secure debt; restrict dividends, distributions or other payments; enter into transactions with affiliates; designate subsidiaries as unrestricted subsidiaries; sell or otherwise transfer or dispose of assets, including equity interests of restricted subsidiaries; effect a consolidation or merger; and change the Company’s line of business.
Deferred financing costs incurred in connection with securing the Senior Notes were $11.0 million, which were capitalized and will be amortized using the effective interest method over the term of the Senior Notes and included in interest expense in the accompanying consolidated statements of operations and comprehensive income (loss). The unamortized portion of the deferred financing costs is included as a reduction to the carrying value of the Senior Notes which have been recorded as long-term debt, net on the consolidated balance sheets as of December 31, 2022.
Redeemable Preferred Shares
In connection with the Business Combination, SK Holdings along with officers and certain key employees of SK Intermediate contributed a portion of their investment in ordinary shares of SK Intermediate to the Company in exchange for 10 million Redeemable Preferred Shares, nominal value $10 per share, valued at $100.0 million. The Redeemable Preferred Shares are entitled to a preferred annual cumulative right to a dividend equal to 6.50% of its nominal value. The preferred dividend will generally be paid 40.00% in cash and 60.00% in kind each year within three business days following the Company's annual general meeting. At December 31, 2022, $4.5 million of preferred dividends were in arrears.

The Company, under its articles of association (the "Articles") is mandatorily required to redeem the Redeemable Preferred Shares at any time prior to the earliest of (i) six months following the latest maturity date of the above-mentioned Senior Notes, (ii) nine years after the date of issuance of the Redeemable Preferred Shares or (iii) upon the occurrence of a change of control, as defined in the Company’s Articles. The redemption price per share would be equal to the nominal value of the Redeemable Preferred Shares plus any accrued and unpaid preferential dividend, if any. If the Company fails to redeem the Redeemable Preferred Shares at the times noted above, the preferred dividend rate will permanently increase to the interest rate currently being paid (whether in default or not) under the Senior Credit Agreement plus 10.00%.
Due to the fact that the Redeemable Preferred Shares are mandatorily redeemable, the Redeemable Preferred Shares are classified as a liability on the accompanying consolidated balance sheets, and $6.5 million of dividends on these Redeemable Preferred Shares for the year ended December 31, 2022 are classified as interest expense in the accompanying consolidated statements of operations and comprehensive income (loss).
Holders of the Redeemable Preferred Shares generally have no voting rights. However, without the prior consent of the holders of a majority of the outstanding Redeemable Preferred Shares, the Company is prohibited from (i) issuing any shares ranking pari passu or senior to the Redeemable Preferred Shares, (ii) enter into a credit agreement or amend the terms of the Senior Notes in a manner that would adversely affect the redemption of Redeemable Preferred Shares by extending the maturity date under such credit facility or increase the restrictions on the Company’s ability to pay the cash portion of the preferred dividend, (iii) amending the Company's charter or entering into, amending or altering any other agreement in any manner that would adversely affect Redeemable Preferred Shares or (iv) pay a cash dividend on Ordinary Shares until such time the Company has paid the cash portion of the preferred dividend in arrears.
The Redeemable Preferred Shares have an aggregate liquidation preference of $100.0 million, plus any accrued and unpaid dividends thereon and is senior to the Company's Ordinary Shares with respect to dividends and with respect to dissolution, liquidation or winding up of the Company. At December 31, 2022, the redemption price was $104.5 million.
Predecessor
In connection with the consummation of the Business Combination, on the Closing Date, $696.5 million of outstanding debt was repaid and the related unamortized debt issue costs of $11.0 million was charged to interest expense in the 2021 Predecessor Period in the accompanying consolidated statement of operations and comprehensive income (loss).

8. INCOME TAXES
Income Tax Expense
The Company’s income tax (expense) benefit consisted of the following components (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Current:
Luxembourg	$—	$(1)	$(11)	$(118)
U.S. Federal	(13,561)	1,295	(15,123)	(7,546)
U.S. state and local	(5,453)	519	(6,201)	(4,091)
Other foreign jurisdictions	(3,455)	2,192	(4,045)	(1,412)
Total current	(22,469)	4,005	(25,380)	(13,167)
Deferred:
Luxembourg	—	—	—	(930)
U.S. Federal	11,029	2,060	7,062	1,966
U.S. state and local	5,397	390	1,922	(213)
Other foreign jurisdictions	574	(295)	2,260	1,861
Total deferred	17,000	2,155	11,244	2,684
Total income tax (expense) benefit	$(5,469)	$6,160	$(14,136)	$(10,483)
The Company’s income (loss) before income taxes consists of the following components (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Luxembourg	$81,308	$(657,511)	$(15,309)	$(1,230)
U.S.	9,063	(25,102)	49,186	35,703
Other foreign jurisdictions	6,856	(5,696)	888	259
Total income (loss) before taxes	$97,227	$(688,309)	$34,765	$34,732

The Company’s income tax expense differs from the amount computed by applying the Luxembourg statutory rate of 24.94% for the reasons set forth in the following table:

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Luxembourg statutory tax rate	24.94%	24.94%	24.94%	24.94%
(Increase)/reduction in income tax rate:
U.S. state and local income taxes, net	(0.14)	0.14	7.61	6.25
Effect of rates different from statutory	0.36	(0.10)	(5.84)	(3.78)
Nondeductible officer compensation	1.59	—	—	—
Tax on unremitted earnings	3.73	—	—	—
Section 250 deduction	(0.71)	(0.05)	(2.20)	(1.36)
Transaction costs	—	(0.11)	0.02	—
Nontaxable gain/loss on earn-out liability	(2.71)	—	—	—
Founders advisory fees	(30.09)	(23.67)	—	—
Tax rate changes	(0.94)	—	1.38	3.57
Changes in prior year estimates	(1.95)	—	—	(2.73)
Change in valuation allowance	10.90	(0.07)	12.47	5.12
Other, net	0.64	(0.19)	2.28	(1.83)
Effective tax rate	5.62%	0.89%	40.66%	30.18%

Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant portions of the Company’s deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31, 2022	December 31, 2021
Deferred Tax Assets:
Net operating loss carryforwards	$16,394	$7,360
Inventory	610	—
Interest	2,502	4,161
Accrued liabilities	2,925	2,315
Goodwill and other intangibles	5	35
Lease liability	5,051	—
Other	3,450	1,821
Valuation allowance	(16,142)	(5,598)
Total deferred tax assets	14,795	10,094
Deferred Tax Liabilities:
Property, plant and equipment	(9,857)	(10,077)
Goodwill and other intangibles	(268,418)	(284,297)
Inventory	—	(6,621)
Unremitted earnings	(9,622)	(6,000)
Right-of-use asset	(4,934)	—
Other	(234)	(247)
Total deferred tax liabilities	(293,065)	(307,242)
Net deferred tax liability	$(278,270)	$(297,148)
At December 31, 2022, the Company had net operating loss carryforwards in Luxembourg of $58.0 million, which will expire, if unused, starting in 2034 and $0.3 million, which can be carried forward indefinitely. The Company has U.S. state net operating loss carryforwards of approximately $4.0 million on a net, post-apportionment basis, that will expire, if unused, starting in 2041. The Company has other foreign net operating loss carryforwards of $5.8 million, of which, the majority can be carried forward indefinitely.
On August 15, 2022, President Biden signed the Inflation Reduction Act into law. Management has reviewed the tax provisions of this legislation and has determined that there are no provisions that would have a material impact on the Company.
In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely- than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. While the Company expects to realize the remaining net deferred tax assets, changes in future taxable income or in tax laws may alter this expectation and result in future increases to the valuation allowance.
The valuation allowance for deferred tax assets as of December 31, 2022 and 2021 primarily relates to net operating loss and interest deduction limitation carryforwards that, in the judgment of the Company, are not more-likely-than-not to be realized. The change in valuation allowance for deferred tax assets for the year ending December 31, 2022 was a net increase of $10.5 million.
As of December 31, 2022, the Company has provided deferred taxes of $9.6 million associated with withholding taxes on accumulated undistributed earnings generated by foreign subsidiaries. Earnings of countries within the European Union would be subject to zero withholding tax on future distributions of unremitted earnings. The Company continues to assert permanent reinvestment of the remaining undistributed earnings for which deferred taxes have not been provided for as of

December 31, 2022. The computation of the potential deferred tax liability associated with these undistributed earnings is not practicable. If there are policy changes, the Company would record the applicable taxes in the period of change.
Uncertain Tax Benefits
The Company evaluates its tax positions and recognizes only tax benefits that, more likely than not, will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax position is measured at the largest amount of benefit that has a greater than 50.0% likelihood of being realized upon settlement. As of December 31, 2022, the Company had $36.3 million of uncertain tax positions that, if recognized, would not affect the effective tax rate. The Company did not have any uncertain tax benefits as of December 31, 2021. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the consolidated statement of operations and comprehensive income (loss).
The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	2022	2021
Balance at beginning of year	$—	$—
Increase in prior years’ tax positions	36,257	—
Balance at end of year	$36,257	$—
The Company files income tax returns in Luxembourg, U.S. federal and state jurisdictions, and other foreign jurisdictions. As of December 31, 2022, tax years 2019 through 2021 are subject to examination by the tax authorities in the U.S.
9. COMMITMENTS AND CONTINGENCIES
Legal Proceedings
The Company is involved in various claims, actions, and legal proceedings arising in the ordinary course of business, including a number of matters related to the aqueous film forming foam litigation consolidated in the District of South Carolina multi-district litigation and other similar matters pending in other jurisdictions in the United States. The Company’s exposure to losses, if any, is not considered probable or reasonably estimable at this time.
Commitments
The Company has a supply agreement to purchase elemental phosphorus (P4) from a supplier through 2023. The contract price is tied to the contract year cost times a multiplier, subject to a market-driven benchmark price adjustment, which is generally settled once per year. The Company did not purchase the anticipated minimum pounds of P4 during the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period or 2020 Predecessor Period. However, the Company has no obligation to record a liability, as there is no financial penalty owed to the vendor. Costs incurred under this supply agreement were $43.9 million, $7.7 million, $36.1 million and $31.8 million during the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period, respectively.
The Company also has an agreement to purchase various types of capital equipment up to $5.0 million through October 2027. In 2022, the Company paid $2.0 million to the supplier and the remaining $3.0 million will be paid through October 2027.
10. EQUITY
Successor
Ordinary Shares
The Company’s authorized share capital is $4,100.0 million, consisting of 4.0 billion Ordinary Shares, with a nominal value of $1.00 per share and 10.0 million Redeemable Preferred Shares with a nominal value of $10.00 per share. Each ordinary share entitles the holder thereof to one vote.

Due to the fact that the Redeemable Preferred Shares are mandatorily redeemable, the Redeemable Preferred Shares are classified as a liability on the accompanying consolidated balance sheets. Refer to Note 7, “Long-Term Debt and Redeemable Preferred Shares” for additional information about the Redeemable Preferred Shares.
The Company's board of directors (the "Board") is authorized, up to the maximum amount of the authorized capital, to (i) increase the issued share capital in one or several tranches by way of issuance of ordinary or preferred shares with such rights as freely determined by the Board at its discretion, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company or in any other manner (ii) issue subscription and/or conversion rights in relation to new shares or instruments within the limits of the authorized capital under the terms and conditions of warrants (which may be separate or linked to Shares), bonds, notes or similar instruments issued by the Company, (iii) determine the place and date of the issue or successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares and instruments and (iv) remove or limit the statutory preferential subscription right of the shareholders and of the holders of instruments issued by the Company that entitle them to a preferential subscription right.
As of December 31, 2022, there were 163,234,542 and 156,797,806 Ordinary Shares issued and outstanding, respectively.
On December 7, 2021, subject to the approval of the shareholders of the Company, the Board authorized a share repurchase plan (the “Share Repurchase Plan”). Under the Share Repurchase Plan, the Company is authorized to repurchase up to $100.0 million of its issued and outstanding Ordinary Shares at any time during the next 24 months or, if different, such other timeframe as approved by the shareholders of the Company. Until such time as the Share Repurchase Plan was approved by the shareholders of the Company, the Board authorized any subsidiary of the Company to take such actions necessary to purchase Ordinary Shares of the Company. Repurchases under the Share Repurchase Plan may be made, from time to time, in such quantities, in such manner and on such terms and conditions and at prices the Company deems appropriate. The Share Repurchase Plan does not obligate the Company to acquire any particular amount of Ordinary Shares and may be modified or suspended at any time and could be terminated prior to completion. The repurchase program will be funded with cash on hand or borrowings under the Company's revolving credit facility.
On July 21, 2022, subject to certain limits, the shareholders’ of the Company approved a proposal authorizing the Board to repurchase up to 25% of the Company’s Ordinary Shares outstanding as of the date of the shareholders’ approval, being 40,659,257 Ordinary Shares, at any time during the next five years. On November 3, 2022, the Board re-established the limit for Ordinary Share repurchases at $100.0 million, which is within the repurchase limit approved by Company’s shareholders on July 21, 2022.
The Company repurchased 6,436,736 Ordinary Shares for the year ended December 31, 2022, of which 597,513 Ordinary Shares were repurchased on behalf of a wholly-owned subsidiary. The repurchased Ordinary Shares were recorded at cost and are being held in treasury.
In accordance with the Luxembourg company law, from the annual net profits of the Company, at least 5% shall each year be allocated to a reserve (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of the Company. The general meeting of shareholders, upon the recommendation of the Company's Board, shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve, by carrying it forward to the following financial year or by distributing it, together with carried forward profits, to the shareholders. As of December 31, 2022, the Company has not made any allocation to the Legal Reserve.
Predecessor
SK Intermediate made a $60.0 million capital distribution to SK Holdings in the 2021 Predecessor Period.
Warrants
In connection with the Merger, 34,020,000 EverArc Warrants issued and outstanding on the Closing Date were converted into the right to purchase Ordinary Shares, entitling the holder thereof to purchase one-fourth of one Ordinary Share at an exercise price of $12.00 per whole Ordinary Share. The warrant subscription period ends on the earlier of the third anniversary of the Closing Date or such earlier date as determined by the warrant instrument.

The Company’s Warrants are subject to mandatory redemption at $0.01 per Warrant if at any time the average price per Ordinary Share equals or exceeds $18.00 for a period of ten consecutive trading days subject to any prior adjustment in accordance with the terms of the Warrant Instrument. Management considers this feature to be an early exercise contingency.
The Warrants are classified within equity as they are indexed to the Company’s own equity and meet the criteria for equity classification, including the fact that there are no provisions that would require cash settlement of the Warrants. During the year ended December 31, 2022, the Company received $0.5 million for 176,460 Warrant exercises and issued 44,115 Ordinary Shares. During the 2021 Successor Period, 100 Warrants were exercised and 25 Ordinary Shares issued. As of December 31, 2022 there were 33,843,440 Warrants issued and outstanding.
11. SHARE-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS
Successor
2021 Equity Plan
In connection with the Business Combination, the Company's Board adopted, and its shareholders approved, the 2021 Equity Incentive Plan (the “2021 Equity Plan”). A total of 31,900,000 Ordinary Shares are authorized and reserved for issuance under the 2021 Equity Plan which provides for the grant of stock options (either incentive or non-qualified), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance shares, performance share units and other share-based awards with respect to the Ordinary Shares. Shares associated with underlying awards that are expired, forfeited, or otherwise terminated without the delivery of shares, or are settled in cash, and any shares tendered to or withheld by the Company for the payment of an exercise price or for tax withholding will again be available for issuance under the 2021 Equity Plan. The purpose of the 2021 Equity Plan is to promote the interests of PSSA and its shareholders by providing the Company with a means to attract and retain employees, officers, consultants, advisors and directors who will contribute to its long-term growth and success and providing such individuals with incentives that will align with those of the Company's shareholders.
The Company has granted PBNQSO to its executive officers, non-employee directors and other members of senior management under the 2021 Equity Plan. The exercise prices of these PBNQSO ranged from $8.36 to $14.00 per Ordinary Share and consist of two types of vesting criteria. Of the aggregate number of PBNQSO granted, 245,004 PBNQSO were eligible to vest based on the achievement of certain performance goals for fiscal year 2021 (the “Bridge Option”), and the remaining 11,097,917 PBNQSO are eligible to vest based on the achievement of certain performance goals for fiscal years 2022-2026 (the “5.-Year Option”). The PBNQSO expire ten years from the grant date.
The Bridge Options vest and became exercisable upon (i) the Company achieving an EBITDA target of $136.0 million for fiscal year 2021; and (ii) the recipient remaining in continuous service through the first anniversary of the grant date. As of December 31, 2022, all the Bridge Options vested and became available to exercise.
The 5-Year Options will be eligible to vest over a five-year period in equal annual tranches based on the achievement AOP targets as set forth in the award agreements. The AOP targets are based on a compounded annual growth rate, and the actual AOP achieved for any given years is calculated in accordance with a formula as set forth in the award agreements. For each yearly tranche, the Company will need to achieve 13.5% compounded annual growth for minimum vesting (resulting in 25% of that tranche vesting) and 23.5% compounded annual growth for maximum vesting (resulting in 100% of that tranche vesting). If the actual AOP achieved for any given year exceeds the maximum target, such excess may be treated as having been achieved in the following two fiscal years and/or the prior two fiscal years (without duplication) if less than the full amount of options would otherwise have vested for such years.
The Company's chief executive officer, ("CEO") and business director, North America Retardant and Services, are required to hold a minimum level of personal investment of $2.2 million and $1.5 million, respectively, in Ordinary Shares pursuant to stock retention guidelines attached to their respective PBNQSO agreement. The aggregate value may include the fair market value of shares associated with underlying options over the exercise price, but half of the value must be attributable to Ordinary Shares held by each officer. Each officer will have five years after grant date to comply with these requirements.

The table below summarizes the PBNQSO activity:

	Number of Options	Weighted-Average Exercise/Conversion Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	8,763,754	$10.04
Granted	2,579,167	$8.87
Exercised	—	$—
Forfeited	(1,003,750)	$10.09
Outstanding at December 31, 2022	10,339,171	$9.75	8.98	$1,560
Options vested and exercisable	1,948,754	$10.04	8.86	$—
The weighted-average assumptions used to fair value the PBNQSO at period end using the Black-Scholes option-pricing model were as follows:

	December 31,	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2022	2021
Dividend yield	—%	—%	—%	—%	—%
Risk-free interest rate	3.98%	4.02%	3.30%	2.41%	1.35%
Expected volatility	43.10%	39.50%	38.30%	37.00%	37.50%
Expected life (years)	5.35	5.61	5.86	6.11	6.50
Weighted average exercise price of options granted	$8.87	$8.87	$8.83	$12.09	$10.04
Weighted average fair value of options granted	$4.20	$3.21	$5.25	$4.86	$6.94
Non-cash share-based compensation expense recognized by the Company during the year ended December 31, 2022 and 2021 Successor Period was $14.6 million and $3.6 million, respectively. The total tax benefit recognized during the year ended December 31, 2022 and 2021 Successor Period related to non-cash share-based compensation expense was $1.5 million and $0.3 million, respectively. Compensation expense is recognized based upon probability assessments of PBNQSO that are expected to vest in future periods. Such probability assessments are subject to revision and, therefore, unrecognized compensation expense is subject to future changes in estimate. As of December 31, 2022, there was approximately $26.0 million of total unrecognized compensation expense related to non-vested PBNQSO expected to vest, which is expected to be recognized over a weighted-average period of 1.9 years.
On December 7, 2021, the Company granted 100,000 Ordinary Shares to a consultant for his services to the Company in connection with the transactions contemplated by the Business Combination Agreement. The fair value per share on the grant date was $11.75. The shares vested upon grant. The grant date fair value of $1.2 million was recorded by the Company as an expense related to Business Combination and is reported in selling general and administrative expense in the 2021 Successor Period of the accompanying consolidated statements of operations and comprehensive income (loss).
Founder Advisory Amounts
As discussed in Note 13, Related Parties, following the Business Combination, the Company assumed, and agreed to pay, perform, satisfy and discharge in full, all of EverArc’s liabilities and obligations under the key terms and conditions of the Founder Advisory Agreement previously executed between EverArc and EverArc Founder Entity.
The fair value of the Fixed Annual Advisory Amount as of November 9, 2021 was calculated to be $197.4 million based on the closing share price of Ordinary Shares on November 9, 2021 of $12.00. The fair value of the Variable Annual Advisory Amount is determined using a Monte Carlo simulation because of the market condition (i.e., achievement of a specified share price) associated with this award and was determined to be $376.4 million. For Advisory Amounts classified within equity, the Company does not subsequently remeasure the fair value. For the Advisory Amounts classified as a liability, the Company remeasures the fair value at each reporting date. The key inputs into the Monte Carlo simulation model for the Variable Annual Advisory Amounts were as follows at December 31, 2022 and 2021 and at the initial measurement date:

	December 31, 2022	December 31, 2021	November 9, 2021
Dividend yield	—%	—%	—%
Risk-free interest rate	3.87%	1.52%	1.47%
Expected volatility	43.10%	37.50%	35.00%
Expected life (years)	9.00	10.00	10.15
10-day volume weighted average share price	$8.86	$13.63	$12.00
All of the Founder Advisory Amounts vested on the date of the Business Combination because, the Company believes that, as a result of the consummation of the Business Combination, it has incurred an obligation equal to the present value of the Advisory Amounts. Share-based compensation expense related to the Advisory Amounts recognized by the Company during the 2021 Successor Period was $653.0 million. This consists of $574.4 million that was recognized on the Business Combination date and $78.6 million recognized on December 31, 2021 based on the change in fair value for liability-classified Advisory Amounts since the Closing Date. Compensation expense recorded by the Company in the future will depend upon changes in the fair value of the liability-classified Advisory Amounts. See Note 13, Related Parties, for additional information related to the Founders Advisory Amounts.
Predecessor
Prior to the Business Combination, SK Invictus Holdings, LP, a Cayman limited partnership and the former ultimate parent of the Company (the “Parent”), established an Incentive Unit Grant agreement under which the Parent granted incentive units to individuals employed by the Company. The incentive units vest as follows: (i) 50% vest on the date on which the Company’s investors achieve a rate of return of at least 2.0x, (ii) an additional 25% vest on the date on which the Company’s investors achieve a rate of return of at least 2.5x, and (iii) the remaining 25% vest on the date on which the Company’s investors achieve a rate of return of at least 3.0x. The Business Combination resulted in the Company’s investors achieving a rate of return greater than 3.0x, which resulted in 100% of the incentive units vesting on the date of the Business Combination. On the Closing Date there were 103,820 incentive units outstanding. Since the incentive units are equity classified instruments, the Company measured the units at their grant date fair value. The Company measured the fair value of the incentive units using a Black-Scholes model.
The grant date fair value of the incentive units that was recognized on the date of the Business Combination was $2.7 million. This amount was recognized on the “black-line” financial statements between the Predecessor and Successor periods because this amount is not directly attributable to either the Predecessor or Successor period but was instead contingent on the Business Combination.
Savings and Investment Plans
The Company sponsors a savings and investment plan under which a portion of employee contributions are matched. For the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period the Company made matching contributions of $1.3 million, $0.3 million, $0.9 million and $1.1 million, respectively.
12. FAIR VALUE MEASUREMENTS
Fair Value Measurement
The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximates fair value due to the short-term nature of their maturities. Borrowings under the Company’s Revolving Credit Facility accrues interest at a floating rate tied to a standard short-term borrowing index, selected at the Company’s option, plus an applicable margin. The carrying amount of this floating rate debt approximates fair value based upon the respective interest rates adjusting with market rate adjustments. The carrying amount of the Company's Redeemable Preferred Shares equals the redemption price, which approximates fair value. At December 31, 2022 and 2021, the estimated fair value of the Company's Senior Notes, calculated using Level 2 inputs, based on bid prices obtained from a broker was approximately $556.9 million and $675.0 million, respectively.

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 inputs: Other than quoted prices in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
Liabilities by Hierarchy Level
The following tables set forth the Company’s liabilities that were measured at fair value on a recurring basis during the period, by level, within the fair value hierarchy for the periods ended December 31, 2022 and 2021 (in thousands):

	Fair Value Measurements Using:
December 31, 2022	Level 1	Level 2	Level 3	Total
Liabilities:
Founders advisory fees payable - related party	$56,883	$—	$118,490	$175,373
LaderaTech contingent earn-out included in other liabilities, non-current	—	—	7,273	7,273
Total liabilities	$56,883	$—	$125,763	$182,646

December 31, 2021
Liabilities:
Founders advisory fees payable - related party	$114,276	$—	$251,513	$365,789
LaderaTech contingent earn-out included in other liabilities, non-current	—	—	19,979	19,979
Total liabilities	$114,276	$—	$271,492	$385,768
The LaderaTech contingent earn-out is based on 20% of gross profits upon achieving a revenue threshold exceeding $5.0 million through December 31, 2026 and was valued using a Monte Carlo simulation model. Significant changes in the projected revenue, projected gross margin, or discount rate would have a material impact on the fair value of the contingent consideration. See Note 11, Share-Based Compensation and Employee Benefits for discussion of the fair value estimation for the founders advisory fees payable.

Changes in Level 3 Liabilities
A roll forward of Level 3 liabilities measured at fair value on a recurring basis is as follows (in thousands):

	Founders Advisory Fees Payable - Related Party	LaderaTech Contingent Earn-out

Predecessor
Balance, December 31, 2020	$—	$19,816
Settlements	—	(3,000)
Loss on contingent earn-out	—	2,965
Balance, November 8, 2021	$—	$19,781

Successor
Balance, November 9, 2021	$188,204	$19,781
Founders advisory fees - related party, change in fair value	63,309	—
Loss on contingent earn-out	—	198
Balance, December 31, 2021	251,513	19,979
Settlements	(40,776)	—
Reclassification from liability to equity	(10,495)	—
Founders advisory fees - related party, change in fair value	(81,752)	—
Gain on contingent earn-out	—	(12,706)
Balance, December 31, 2022	$118,490	$7,273
Intangible Assets Acquired (Successor)
The estimated fair value assigned to identifiable intangible assets acquired are determined primarily by using an income approach using a discounted cash flow methodology, which is based on assumptions and estimates made by the management. The estimated fair value of the customer relationship intangible assets was estimated using the multi-period excess earnings method. Management applied significant judgement related to this fair value method, which included the selection of an expected EBITDA margin assumption for the forecast period, contributory asset charges, customer attrition rate and market-participant discount rate assumptions. The estimated fair value of the existing technology and trademarks intangible assets were estimated using the relief-from-royalty method. Management applied significant judgement related to this fair value method, which included the selection of a royalty rate over the expected economic life of the technology or trademark and market-participant discount rate assumptions. These significant assumptions are based on company specific information and projections, which are not observable in the market (except for the discount rate assumption) and, therefore, are considered Level 2 and Level 3 measurements. These significant assumptions are forward-looking and could be affected by future changes in economic and market conditions.
The following table presents the estimated fair value assigned to identifiable intangible assets acquired in the Business Combination (in thousands):

	Estimated Fair Value	Estimated Useful Life (in years) (1)
Identifiable Intangible Assets:
Tradenames	$101,000	20
Customer lists	761,000	20
Existing technology and patents	250,000	20
Total estimated fair value of intangible assets acquired	$1,112,000
(1)Amortization of identifiable intangible assets is performed on a straight-line basis over the applicable useful life.

13. RELATED PARTIES
Successor
On November 9, 2021, in connection with the consummation of the Business Combination, the Company, EverArc and the EverArc Founder Entity entered into an Assignment and Assumption Agreement (the “Founder Assignment Agreement”) pursuant to which the Company assumed, and agreed to pay, perform, satisfy and discharge in full, all of EverArc’s liabilities and obligations under the Founder Advisory Agreement.
In exchange for the services provided to the Company, including strategic and capital allocation advice, the EverArc Founder Entity is entitled to receive both the Fixed Annual Advisory Amount and the Variable Annual Advisory Amount from the Company, each as described below:
•Fixed Annual Advisory Amount. Effective upon the consummation of the Business Combination through December 31, 2027, the Fixed Annual Advisory Amount will be equal to 2,357,061 Ordinary Shares (1.5% of the 157,137,410 Ordinary Shares, the Founder Advisory Agreement Calculation Number).
•Variable Annual Advisory Amount. Effective upon the consummation of the Business Combination through December 31, 2031, and once the average price per Ordinary Share is at least $10.00, the Variable Annual Advisory Amount will be equal in value to:
•in the first year in which the Variable Annual Advisory Amount is payable, (x) 18% of the increase in the market value of one ordinary share of the Company over $10.00 (such increase in market value, the “Payment Price”) multiplied by (y) 157,137,410 Ordinary Shares, the Founder Advisory Agreement Calculation Number; and
•in the following years in which the Variable Annual Advisory Amount may be payable (if at all), (x) 18% of the increase in Payment Price over the previous year Payment Price multiplied by (y) 157,137,410 Ordinary Shares, the Founder Advisory Agreement Calculation Number.
The Founder Advisory Agreement can be terminated at any time (i) by the EverArc Founder Entity if the Company ceases to be traded on the NYSE; or (ii) by the EverArc Founder Entity or the Company if there is (A) a Sale of the Company (as defined in the Founder Advisory Agreement) or (B) a liquidation of the Company.
The Company calculates the fair value of the Fixed Annual Advisory Amount using the average price of Ordinary Shares and used a Monte Carlo simulation model to calculate the fair value of the Variable Annual Advisory Amount. The Advisory Amounts may be settled by paying up to 50% in cash, recorded as a liability, with the remaining percentage settled in Ordinary Shares. While the entire instrument is subject to the fair value calculation described above, the amount classified and recorded as equity remains consistent while the amount classified and recorded as a liability is updated each period. For the year ended December 31, 2022, the Company recognized a reduction in share-based compensation expense related to a decrease in fair value for liability-classified Advisory Amounts of $117.3 million primarily due to the decrease in share price.
For 2022, the average price was $8.86 per Ordinary Share. The EverArc Founder Entity is entitled to receive the Fixed Annual Advisory Amount of 2,357,061 Ordinary Shares or a value of $20.9 million, based on average price of $8.86 per Ordinary Share (the “2022 Fixed Amount”). The EverArc Founder Entity did not qualify to receive Variable Annual Advisory Amount for 2022 as the average price of $8.86 per Ordinary Share for 2022 was lower than the average price of $13.63 per Ordinary Share established for 2021. Per the Founder Advisory Agreement, the EverArc Founder Entity elected to receive approximately 77.7% of the 2022 Fixed Amount in Ordinary Shares (1,831,653 Ordinary Shares) and approximately 22.3% of the 2022 Fixed Amount in cash ($4.7 million). On February 15, 2023, the Company issued 1,831,653 Ordinary Shares and paid $4.7 million in cash in satisfaction of 2022 Fixed Amount.
For 2021, the average price was $13.63 per Ordinary Share, resulting in a Fixed Annual Advisory Amount of 2,357,061 Ordinary Shares or a value of $32.1 million, based on average price of $13.63 per Ordinary Share (the “2021 Fixed Amount”). The EverArc Founder Entity also received a total Variable Annual Advisory Amount for 2021 of 7,525,906 ordinary shares, or a value of $102.5 million (the “2021 Variable Amount” and together with the 2021 Fixed Amount, the “2021 Advisory Amounts”). Per the Founder Advisory Agreement, the EverArc Founder Entity elected to receive approximately 60% of the 2021 Advisory Amounts in ordinary shares (5,952,992 ordinary shares) and approximately 40% of the 2021 Advisory Amounts in cash ($53.5 million). On February 15, 2022, the Company issued 5,952,992 Ordinary Shares and paid $53.5 million in cash in satisfaction of 2021 Advisory Amounts.
Subject to certain limited exceptions, the EverArc Founder Entity’s liability for losses in connection with the services provided is excluded and the Company will have agreed to indemnify the EverArc Founder Entity and its affiliates in relation to certain liabilities incurred in connection with acts or omissions by or on behalf of the Company or the EverArc Founder Entity. If the Founder Advisory Agreement is terminated under (i) or (ii)(A), the Company will pay the EverArc Founder Entity an amount in cash equal to: (a) the Fixed Annual Advisory Amount for the year in which termination occurs and for each remaining year of the term of the agreement, in each case at the Payment Price; and (b) the Variable Annual Advisory Amount that would have been payable for the year of termination and for each remaining year of the term of the agreement. In each case the Payment Price in the year of termination will be calculated on the basis of the Payment Year ending on the trading day immediately prior to the date of termination, save that in the event of a Sale of the Company, the Payment Price will be calculated on the basis of the amount paid by the relevant third party (or cash equivalent if such amount is not paid in cash). For each remaining year of the term of the agreement the Payment Price in each case will increase by 15% each year. No account will be taken of any Payment Price in any year preceding the termination when calculating amounts due on termination. Payment will be immediately due and payable on the date of termination of the Founder Advisory Agreement.
Notwithstanding that the Fixed and Variable Advisory Amounts will be paid out over five years and nine years, respectively, the Company has accrued the full amount of the payments because, the Company believes that, as a result of the consummation of the Business Combination, it has incurred an obligation equal to the present value of the entire amount of both the Fixed and Variable Annual Advisory Amounts.
In the 2021 Successor Period, the Management Subscribers were granted an aggregate of 1,104,810 Ordinary Shares at $10.00 per share as consideration and the Director Subscribers purchased an aggregate of 200,000 Ordinary Shares at $10.00 per share in connection with the closing of the Business Combination. Certain officers of the Company entered into non-compete agreements that placed restrictive employment covenants on them for a period of three years following the Closing Date.
The Company paid $0.4 million and $0.1 million to lease real property from the sellers of First Response Fire Rescue, LLC, River City Fabrication, LLC, and H&S Transport, LLC (collectively, “Ironman”) during the year ended December 31, 2022 and 2021 Successor Period, respectively.

Predecessor
In the 2021 Predecessor Period and 2020 Predecessor Period, $0.9 million and $2.7 million, respectively, was purchased pursuant to a purchase and sales agreement with the former owners of the original Invictus business (the "Sellers") for specific raw materials in the ordinary course of business. Additionally, in the 2021 Predecessor Period and 2020 Predecessor Period the Company sold raw materials at cost of $11.7 million and $6.4 million, respectively to the Sellers. Sales of raw materials are recorded net as “the agent” since the Company does not have the following: a) primary responsibility for fulfilling the promise to provide the specified good, b) inventory risk before the specified good is transferred to the customer, or c) discretion in establishing the prices for the specified good. This related party transaction is not at arm’s length.
SK Capital Partners IV-A, L.P. and SK Capital Partners IV-A, L.P. (collectively, the “Sponsor”) provided board oversight, operational and strategic support, and assistance with business development in return for a quarterly management fee. Total management consulting fees and expenses were $1.1 million and $1.3 million for the 2021 Predecessor Period and 2020 Predecessor Period, respectively, and are presented in other operating expenses in the consolidated statements of operations and comprehensive income (loss).
The Company entered into multiple lease arrangements for real property with the sellers of Ironman in 2019 that the Company continues to occupy post-acquisition. The Company paid $0.3 million and $0.4 million in rent and related expenses during the 2021 Predecessor Period and 2020 Predecessor Period, respectively.

14. REVENUE RECOGNITION
Disaggregation of revenues
Amounts recognized at a point in time primarily relate to products sold whereas amounts recognized over time primarily relate to services associated with the full-service retardant contracts. Revenues for the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period are as follows (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Revenues from products	$330,672	$20,242	$310,679	$320,681
Revenues from services	26,630	692	27,220	17,137
Other revenues	3,203	89	3,416	1,759
Total net sales	$360,505	$21,023	$341,315	$339,577
15. EARNINGS PER SHARE
Basic earnings per share represents income available to ordinary shareholders divided by the weighted average number of Ordinary Shares outstanding during the reported period. Diluted earnings per share is based upon the weighted-average number of Ordinary Shares outstanding during the period plus additional weighted-average potentially dilutive Ordinary Share equivalents during the period when the effect is dilutive.
Basic and diluted weighted average shares outstanding and earnings per share were as follows (in thousands, except share and per share data):

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Net income (loss)	$91,758	$(682,149)	$20,629	$24,249

Weighted-average shares outstanding:
Weighted average shares used in computing earnings per share, basic	160,937,575	157,158,579	53,045,510	53,045,510
Founders advisory fees	14,142,366	—	—	—
Weighted average shares used in computing earnings per share, diluted	175,079,941	157,158,579	53,045,510	53,045,510

Basic earnings per share	$0.57	$(4.34)	$0.39	$0.46

Diluted earnings per share	$0.52	$(4.34)	$0.39	$0.46
As of December 31, 2022, 10.3 million PBNQSO and 22.4 million Ordinary Shares issuable under the Founder Advisory Agreement were excluded from the diluted earnings per share calculation as the contingencies related to such instruments had not been met. In addition, 8.5 million Ordinary Shares equivalent Warrants were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive. As of December 31, 2021, 8.8 million PBNQSO were excluded from the diluted earnings per share calculation as the contingencies related to such instruments had not been met. In addition, 8.5 million Ordinary Shares equivalent Warrants were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive.

16. SEGMENT INFORMATION
The Company’s products and operations are managed and reported in two operating segments: Fire Safety and Specialty Products, formerly Oil Additives.
The Fire Safety segment provides fire retardants and firefighting foams, as well as specialized equipment and services typically offered in conjunction with the Company’s retardant and foam products.
In June 2022, the Oil Additives segment, which produces and sells P2S5, was renamed the Specialty Products segment to better reflect the current and expanding applications for P2S5 in several end markets and applications, including lubricant additives, various agricultural applications, various mining applications, and emerging electric battery technologies. Within the lubricant additive end market, currently the Company’s largest end market application, P2S5 is primarily used in the production of a family of compounds called ZDDP, which is considered an essential component in the formulation of engine oils with its main function to provide anti-wear protection to engine components. P2S5 is also used in pesticide and mining chemicals applications.
Interest income, interest expense, other income (expense) and certain corporate operating expenses are neither allocated to the segments nor included in the measures of segment performance by the chief operating decision-maker (“CODM”). The corporate category is not considered to be a segment. The CODM is the Company's CEO.
The Company’s CODM uses the segment net sales and segment Adjusted EBITDA to assess the ongoing performance of the Company’s business segments and to allocate resources. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, as adjusted on a consistent basis for certain non-recurring or unusual items in a balanced manner and on a segment basis. These non-recurring or unusual items may include acquisition and integration related costs, management fees and other non-recurring items.

Information related to net sales, Adjusted EBITDA, depreciation and amortization capital expenditures and assets and of the Company’s operations are summarized below (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

Net sales:
Fire safety	$226,583	$7,913	$253,267	$244,968
Specialty products	133,922	13,110	88,048	94,609
Total	$360,505	$21,023	$341,315	$339,577

Adjusted EBITDA:
Fire safety	$77,365	$(3,696)	$121,589	$112,034
Specialty products	48,026	1,838	21,703	23,977
Total segment Adjusted EBITDA	125,391	(1,858)	143,292	136,011
Less:
Depreciation and amortization	65,795	9,379	52,000	58,117
Interest and financing expense	42,585	6,352	39,087	42,017
Founders advisory fees - related party	(117,302)	652,990	—	—
Non-recurring expenses	6,885	5,580	4,845	2,379
Share-based compensation expense	14,649	4,821	156	—
Non-cash purchase accounting impact	24,796	6,125	—	—
(Gain) loss on contingent earn-out	(12,706)	198	2,965	—
Management fees	—	—	1,073	1,281
Contingent future payments	—	—	4,375	3,125
Unrealized foreign currency loss (gain)	3,462	1,006	4,026	(5,640)
Income (loss) before income taxes	$97,227	$(688,309)	$34,765	$34,732

Depreciation and amortization:
Fire safety	$51,299	$7,418	$36,994	$41,271
Specialty products	14,496	1,961	15,006	16,846
Total	$65,795	$9,379	$52,000	$58,117

			December 31, 2022	December 31, 2021
Assets:
Fire safety			$1,958,633	$2,111,635
Specialty products			497,983	466,748
Total			$2,456,616	$2,578,383

Net sales by geographical area is as follows (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2022	November 9, 2021 Through December 31, 2021	January 1, 2021 Through November 8, 2021	Year Ended December 31, 2020

United States	74%	52%	75%	82%
International sales (1)	26	48	25	18
Total net sales	100%	100%	100%	100%
(1)Except for Spain, which represented 11% of sales in the 2021 Successor Period due to the shortened reporting period, the Company had no other operations in any individual international country that represented more than 10% of sales in the year ended December 31, 2022, 2021 Successor Period, 2021 Predecessor Period and 2020 Predecessor Period.
Property, plant and equipment, net by geographical area consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
United States	$37,390	$37,159
Canada	2,594	3,512
Germany	14,802	17,199
Other foreign jurisdictions	4,060	4,377
Total property, plant and equipment, net	$58,846	$62,247

17. PARENT COMPANY INFORMATION
PERIMETER SOLUTIONS, SA
PARENT COMPANY INFORMATION
CONDENSED BALANCE SHEETS
(in thousands)

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$59,157	$216,413
Intercompany receivable	17,549	14,325
Prepaid expenses and other current assets	3,699	8,195
Total current assets	80,405	238,933
Other assets:
Investment in subsidiaries	1,410,004	1,352,389
Intercompany note receivable	—	20,000
Other assets, net	124	—
Total assets	$1,490,533	$1,611,322
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$3,545	$455
Intercompany payable	64,555	60,566
Founders advisory fees payable - related party	4,655	53,547
Accrued expenses and other current liabilities	3,672	636
Total current liabilities	76,427	115,204
Founders advisory fees payable - related party	170,718	312,242
Redeemable preferred shares	101,279	96,867
Redeemable preferred shares - related party	3,209	3,699
Total liabilities	351,633	528,012
Shareholders’ equity:
Total shareholders’ equity	1,138,900	1,083,310
Total liabilities and shareholders’ equity	$1,490,533	$1,611,322
See accompanying notes to condensed financial statements.

PERIMETER SOLUTIONS, SA
PARENT COMPANY INFORMATION
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31, 2022	November 9, 2021 through December 31, 2021
Operating expenses:
Selling, general and administrative expense	$18,471	$2,254
Founders advisory fees - related party	(117,302)	652,990
Total operating (income) expense	(98,831)	655,244
Operating income (loss)	98,831	(655,244)
Other expenses	5,267	934
Income (loss) before undistributed earnings of subsidiaries	93,564	(656,178)
Undistributed earnings of subsidiaries	(1,806)	(24,279)
Net income (loss)	91,758	(680,457)
Total comprehensive income (loss)	$91,758	$(680,457)
See accompanying notes to condensed financial statements.

PERIMETER SOLUTIONS, SA
PARENT COMPANY INFORMATION
CONDENSED STATEMENT OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2022	November 9, 2021 through December 31, 2021
Cash flows from operating activities:
Net income (loss)	$91,758	$(680,457)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Founders advisory fees - related party (change in accounting fair value)	(117,302)	—
Equity in earnings of subsidiaries	1,806	24,279
Interest and payment-in-kind on preferred shares	5,229	944
Share-based compensation	285	1,182
Share-based compensation - Founders advisory fees - related party (equity settled)	—	287,200
Changes in operating assets and liabilities, net of acquisitions:
Intercompany receivable	766	(14,325)
Prepaid expenses and current other assets	4,496	(8,195)
Accounts payable	3,090	455
Accrued expenses and other current liabilities	1,729	889
Founders advisory fees - related party (cash settled)	(53,547)	365,789
Net cash used in operating activities	(61,690)	(22,239)
Cash flows from investing activities:
Purchase of property and equipment	(124)	—
Investment in subsidiaries	(71,638)	(1,209,155)
Intercompany note receivable	20,000	(20,000)
Net cash used in investing activities	(51,762)	(1,229,155)
Cash flows from financing activities:
Ordinary shares repurchased	(44,333)	—
Proceeds from exercise of warrants	529	—
Sale of Ordinary Shares issued to Director Subscribers	—	2,000
Net cash (used in) provided by financing activities	(43,804)	2,000
Net change in cash and cash equivalents	(157,256)	(1,249,394)
Cash and cash equivalents, beginning of period	216,413	1,465,807
Cash and cash equivalents, end of period	$59,157	$216,413
Non-cash investing and financing activities:
Liability portion of founders advisory fees - related party reclassified to additional paid in capital	$19,568	$—
Redeemable preferred shares issued as consideration for business combination	$—	$100,000
Management Subscribers rollover contribution	$—	$11,048
See accompanying notes to condensed financial statements.

PERIMETER SOLUTIONS, SA
PARENT COMPANY INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
1. Basis of Presentation
The condensed parent-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company.
Perimeter Solutions, SA, (the “Parent Company”), has no material assets or standalone operations other than its ownership in its consolidated subsidiaries, the redeemable preferred shares described in Notes 7 and 10, the cash from the proceeds of sale of Ordinary Shares described in Note 3, the cash paid on repurchase of Ordinary Shares described in Note 10 and the Founder Advisory Fees described in Notes 11 and 13. Under the terms of the Revolving Credit Facility entered into by the SK Intermediate II, a wholly owned subsidiary of SK Intermediate, which itself is a wholly owned subsidiary of Perimeter Solutions, SA, SK Intermediate II is restricted from making dividends, distributions, or other payments to Perimeter Solutions, SA. As of December 31, 2022, substantially all of the consolidated net assets of SK Intermediate II are considered restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X.
The accompanying condensed financial statements include the accounts of the Parent Company and, on an equity basis, its direct and indirect subsidiaries and affiliates. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Parent Company’s investments in subsidiaries are presented under the equity method of accounting. These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed parent-only financial statements should be read in conjunction with the consolidated financial statements and related notes thereto.

18. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
In connection with preparing the consolidated financial statements for the year ended December 31, 2022 (this “Annual Report”) the Company determined that:
•the technical requirements under ASC 718 for establishing a grant date on the date when the PBNQSO were awarded to employees and non-employees were not met since a mutual understanding of the terms and conditions did not exist as the Company’s compensation committee has the ability to adjust, at its discretion, how AOP against the performance target will be measured. Consequently, the service inception date of these PBNQSO precedes the grant date and the Company should have recognized compensation expense beginning on the service inception date and remeasured the fair value of the PBNQSO at the end of each reporting period until a grant date is established. Under the previously applied accounting treatment, the Company recorded compensation costs based on the grant date fair value calculated using the Black-Scholes option-pricing model (the “Stock Options Error”); and
•the amortization of the step-up in basis of inventory, which is a non-cash adjustment to inventory cost established at the time of Business Combination was understated during the period from November 9, 2021 through December 31, 2021 (the “Inventory Amortization Error”).
Management evaluated the effect of the Stock Options Error and the Inventory Amortization Error on the Company’s previously issued consolidated financial statements under ASC 250, “Accounting Changes and Error Corrections”, Staff Accounting Bulletin No. 99, “Materiality”, and Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and concluded that:
•the Stock Options Error and the Inventory Amortization Error were material to the previously issued unaudited condensed consolidated financial statements for the quarterly and year-to-date periods ended September 30, 2022 (“September 2022 Quarter”) and June 30, 2022 (“June 2022 Quarter”), and, as a result, such unaudited financial statements should be restated;
•the Stock Options Error and the Inventory Amortization Error were immaterial to the previously issued unaudited condensed consolidated financial statements for the quarter ended March 31, 2022 (“March 2022 Quarter”). However, as the Stock Options Error and the Inventory Amortization Error impacted prior periods, such unaudited financial statements should be revised.
•the Inventory Amortization Error was immaterial to the previously issued audited consolidated financial statements as of December 31, 2021 and for the period from November 9, 2021 through December 2021 (“December 2021 Period”). However, as the Inventory Amortization Error impacted the prior period, such financial statements should be revised.
The impact of the restatement on the Company’s unaudited financial statements for the September 2022 Quarter and June 2022 Quarter are presented below:

SEPTEMBER 2022 QUARTER
PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share data)
(Unaudited)

	September 30, 2022
	As Reported	Adjustment	As Restated
ASSETS
Current assets:
Cash and cash equivalents	$166,256	$—	$166,256
Accounts receivable, net	85,612	—	85,612
Inventories	120,467	—	120,467
Income tax receivable	655	—	655
Prepaid expenses and other current assets	4,876	—	4,876
Total current assets	377,866	—	377,866
Property, plant and equipment, net	57,187	—	57,187
Goodwill	1,019,387	—	1,019,387
Customer lists, net	715,829	—	715,829
Technology and patents, net	233,861	—	233,861
Tradenames, net	95,047	—	95,047
Other assets, net	1,877	—	1,877
Total assets	$2,501,054	$—	$2,501,054
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$31,856	$—	$31,856
Accrued expenses and other current liabilities	124,429	(65,401)	59,028
Founders advisory fees payable - related party	9,836	—	9,836
Deferred revenue	1,272	—	1,272
Total current liabilities	167,393	(65,401)	101,992
Long-term debt	664,986	—	664,986
Deferred income taxes	222,952	50,467	273,419
Founders advisory fees payable - related party	134,598	—	134,598
Redeemable preferred shares	100,263	—	100,263
Redeemable preferred shares - related party	3,245	—	3,245
Other non-current liabilities	8,951	—	8,951
Total liabilities	1,302,388	(14,934)	1,287,454
Commitments and contingencies
Shareholders’ equity:
Ordinary shares, $1 nominal value per share, 4,000,000,000 shares authorized; 163,234,542 shares issued; 162,316,326 shares outstanding	163,235	—	163,235
Treasury shares, at cost; 918,216 shares	(7,572)	—	(7,572)
Additional paid-in capital	1,697,644	(11,746)	1,685,898
Accumulated other comprehensive loss	(41,561)	—	(41,561)
Accumulated deficit	(613,080)	26,680	(586,400)
Total shareholders’ equity	1,198,666	14,934	1,213,600
Total liabilities and shareholders’ equity	$2,501,054	$—	$2,501,054

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(in thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Net sales	$160,509	$—	$160,509	$319,232	$—	$319,232
Cost of goods sold	74,707	(946)	73,761	191,757	(4,603)	187,154
Gross profit	85,802	946	86,748	127,475	4,603	132,078
Operating expenses:
Selling, general and administrative expense	22,381	(6,731)	15,650	64,803	(10,320)	54,483
Amortization expense	13,738	—	13,738	41,395	—	41,395
Founders advisory fees - related party	(73,713)	—	(73,713)	(154,026)	—	(154,026)
Other operating expense	(51)	—	(51)	405	—	405
Total operating expenses	(37,645)	(6,731)	(44,376)	(47,423)	(10,320)	(57,743)
Operating income	123,447	7,677	131,124	174,898	14,923	189,821
Other expense (income):
Interest expense, net	9,944	—	9,944	32,582	—	32,582
Gain on contingent earn-out	(3,644)	—	(3,644)	(13,042)	—	(13,042)
Unrealized foreign currency loss	4,705	—	4,705	8,741	—	8,741
Other income, net	(785)	—	(785)	(820)	—	(820)
Total other expense, net	10,220	—	10,220	27,461	—	27,461
Income before income taxes	113,227	7,677	120,904	147,437	14,923	162,360
Income tax (expense) benefit	(34,516)	19,839	(14,677)	(23,692)	13,449	(10,243)
Net income	78,711	27,516	106,227	123,745	28,372	152,117
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(18,181)	—	(18,181)	(34,426)	—	(34,426)
Total comprehensive income	$60,530	$27,516	$88,046	$89,319	$28,372	$117,691
Earnings per share:
Basic	$0.48	$0.17	$0.65	$0.76	$0.18	$0.94
Diluted	$0.45	$0.15	$0.60	$0.70	$0.16	$0.86
Weighted average number of ordinary shares outstanding:
Basic	162,635,592	—	162,635,592	161,943,492	—	161,943,492
Diluted	176,777,958	—	176,777,958	176,085,858	—	176,085,858

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in thousands, except share data)
(Unaudited)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
As Reported
Balance, June 30, 2022	163,234,542	$163,235	597,513	$(5,008)	$1,690,812	$(23,380)	$(691,791)	$1,133,868
Share-based compensation	—	—	—	—	6,832	—	—	6,832
Ordinary shares repurchased	—	—	320,703	(2,564)	—	—	—	(2,564)
Net income	—	—	—	—	—	—	78,711	78,711
Other comprehensive loss	—	—	—	—	—	(18,181)	—	(18,181)
Balance, September 30, 2022	163,234,542	$163,235	918,216	$(7,572)	$1,697,644	$(41,561)	$(613,080)	$1,198,666

Adjustments
Balance, June 30, 2022	—	$—	—	$—	$(4,069)	$—	$(836)	$(4,905)
Share-based compensation	—	—	—	—	(7,677)	—	—	(7,677)
Net income	—	—	—	—	—	—	27,516	27,516
Total Adjustments	—	$—	—	$—	$(11,746)	$—	$26,680	$14,934

As Restated
Balance, June 30, 2022	163,234,542	$163,235	597,513	$(5,008)	$1,686,743	$(23,380)	$(692,627)	$1,128,963
Share-based compensation	—	—	—	—	(845)	—	—	(845)
Ordinary shares repurchased	—	—	320,703	(2,564)	—	—	—	(2,564)
Net income	—	—	—	—	—	—	106,227	106,227
Other comprehensive loss	—	—	—	—	—	(18,181)	—	(18,181)
Balance, September 30, 2022	163,234,542	$163,235	918,216	$(7,572)	$1,685,898	$(41,561)	$(586,400)	$1,213,600

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)
(Unaudited)

	Nine Months Ended September 30, 2022
	As Reported	Adjustment	As Restated
Cash flows from operating activities:
Net income	$123,745	$28,372	$152,117
Adjustments to reconcile net income to net cash used in operating activities:
Founders advisory fees - related party (change in accounting fair value)	(154,026)	—	(154,026)
Depreciation and amortization expense	49,536	—	49,536
Interest and payment-in-kind on preferred shares	4,903	—	4,903
Share-based compensation	19,297	(11,746)	7,551
Deferred income taxes	(72,441)	51,953	(20,488)
Amortization of deferred financing costs	1,196	—	1,196
Amortization of acquisition related inventory step-up	27,973	(3,177)	24,796
Gain on contingent earn-out	(13,042)	—	(13,042)
Unrealized loss on foreign currency	8,741	—	8,741
Loss on disposal of assets	9	—	9
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(63,838)	—	(63,838)
Inventories	(40,759)	—	(40,759)
Prepaid expenses and other current assets	9,058	—	9,058
Accounts payable	4,975	—	4,975
Deferred revenue	889	—	889
Income taxes payable, net	88,673	(65,402)	23,271
Accrued expenses and other current liabilities	15,547	—	15,547
Founders advisory fees - related party (cash settled)	(53,547)	—	(53,547)
Other liabilities	(73)	—	(73)
Net cash used in operating activities	(43,184)	—	(43,184)
Cash flows from investing activities:
Purchase of property and equipment	(6,024)	—	(6,024)
Purchase price adjustment under Business Combination Agreement	(1,638)	—	(1,638)
Net cash used in investing activities	(7,662)	—	(7,662)
Cash flows from financing activities:
Ordinary shares repurchased	(7,572)	—	(7,572)
Proceeds from exercise of warrants	529		529
Net cash used in financing activities	(7,043)	—	(7,043)
Effect of foreign currency on cash and cash equivalents	(1,409)	—	(1,409)
Net change in cash and cash equivalents	(59,298)	—	(59,298)
Cash and cash equivalents, beginning of period	225,554	—	225,554
Cash and cash equivalents, end of period	$166,256	$—	$166,256
Supplemental disclosures of cash flow information:
Cash paid for interest	$18,299	$—	$18,299
Cash paid for income taxes	$7,588	$—	$7,588
Non-cash investing and financing activities:
Liability portion of founders advisory fees - related party reclassified to additional paid in capital	$13,783	$—	$13,783

JUNE 2022 QUARTER
PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share data)
(Unaudited)

	June 30, 2022
	As Reported	Adjustment	As Restated
ASSETS
Current assets:
Cash and cash equivalents	$125,502	$—	$125,502
Accounts receivable, net	68,458	—	68,458
Inventories	123,065	—	123,065
Income tax receivable	25,608	(14,167)	11,441
Prepaid expenses and other current assets	6,763	—	6,763
Total current assets	349,396	(14,167)	335,229
Property, plant and equipment, net	59,155	—	59,155
Goodwill	1,031,219	—	1,031,219
Customer lists, net	730,339	—	730,339
Technology and patents, net	239,043	—	239,043
Tradenames, net	96,960	—	96,960
Other assets, net	1,992	—	1,992
Total assets	$2,508,104	$(14,167)	$2,493,937
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$42,967	$—	$42,967
Accrued expenses and other current liabilities	22,876	—	22,876
Founders advisory fees payable - related party	27,116	—	27,116
Deferred revenue	5,387	—	5,387
Total current liabilities	98,346	—	98,346
Long-term debt	664,696	—	664,696
Deferred income taxes	304,993	(9,262)	295,731
Founders advisory fees payable - related party	191,031	—	191,031
Redeemable preferred shares	99,312	—	99,312
Redeemable preferred shares - related party	3,215	—	3,215
Other non-current liabilities	12,643	—	12,643
Total liabilities	1,374,236	(9,262)	1,364,974
Commitments and contingencies
Shareholders’ equity:
Ordinary shares, $1 nominal value per share, 4,000,000,000 shares authorized; 163,234,542 shares issued; 162,637,029 shares outstanding	163,235	—	163,235
Treasury shares, at cost; 597,513 shares	(5,008)	—	(5,008)
Additional paid-in capital	1,690,812	(4,069)	1,686,743
Accumulated other comprehensive loss	(23,380)	—	(23,380)
Accumulated deficit	(691,791)	(836)	(692,627)
Total shareholders’ equity	1,133,868	(4,905)	1,128,963
Total liabilities and shareholders’ equity	$2,508,104	$(14,167)	$2,493,937

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(in thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Net sales	$100,965	$—	$100,965	$158,723	$—	$158,723
Cost of goods sold	72,423	(373)	72,050	117,050	(3,657)	113,393
Gross profit	28,542	373	28,915	41,673	3,657	45,330
Operating expenses:
Selling, general and administrative expense	22,614	(2,935)	19,679	42,422	(3,589)	38,833
Amortization expense	13,802	—	13,802	27,657	—	27,657
Founders advisory fees - related party	(20,465)	—	(20,465)	(80,313)	—	(80,313)
Other operating expense	260	—	260	456	—	456
Total operating expenses	16,211	(2,935)	13,276	(9,778)	(3,589)	(13,367)
Operating income	12,331	3,308	15,639	51,451	7,246	58,697
Other expense (income):
Interest expense, net	12,142	—	12,142	22,638	—	22,638
Gain on contingent earn-out	(9,398)	—	(9,398)	(9,398)	—	(9,398)
Unrealized foreign currency loss	3,156	—	3,156	4,036	—	4,036
Other income, net	(200)	—	(200)	(35)	—	(35)
Total other expense, net	5,700	—	5,700	17,241	—	17,241
Income before income taxes	6,631	3,308	9,939	34,210	7,246	41,456
Income tax benefit (expense)	592	(1,604)	(1,012)	10,824	(6,390)	4,434
Net income	7,223	1,704	8,927	45,034	856	45,890
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(16,371)	—	(16,371)	(16,245)	—	(16,245)
Total comprehensive (loss) income	$(9,148)	$1,704	$(7,444)	$28,789	$856	$29,645
Earnings per share:
Basic	$0.04	$0.01	$0.05	$0.28	$—	$0.28
Diluted	$0.04	$0.01	$0.05	$0.26	$—	$0.26
Weighted average number of ordinary shares outstanding:
Basic	162,917,478	—	162,917,478	161,591,704	—	161,591,704
Diluted	177,059,844	—	177,059,844	175,734,070	—	175,734,070

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in thousands, except share data)
(Unaudited)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
As Reported
Balance, March 31, 2022	163,234,542	$163,235	—	$—	$1,684,071	$(7,009)	$(699,014)	$1,141,283
Share-based compensation	—	—	—	—	6,741	—	—	6,741
Ordinary shares repurchased	—	—	597,513	(5,008)	—	—	—	(5,008)
Net income	—	—	—	—	—	—	7,223	7,223
Other comprehensive loss	—	—	—	—	—	(16,371)	—	(16,371)
Balance, June 30, 2022	163,234,542	$163,235	597,513	$(5,008)	$1,690,812	$(23,380)	$(691,791)	$1,133,868

Adjustments
Balance, March 31, 2022	—	$—	—	$—	$(761)	$—	$(2,540)	$(3,301)
Share-based compensation	—	—	—	—	(3,308)	—	—	(3,308)
Net income	—	—	—	—	—	—	1,704	1,704
Total Adjustments	—	$—	—	$—	$(4,069)	$—	$(836)	$(4,905)

As Restated
Balance, March 31, 2022	163,234,542	$163,235	—	$—	$1,683,310	$(7,009)	$(701,554)	$1,137,982
Share-based compensation	—	—	—	—	3,433	—	—	3,433
Ordinary shares repurchased	—	—	597,513	(5,008)	—	—	—	(5,008)
Net income	—	—	—	—	—	—	8,927	8,927
Other comprehensive loss	—	—	—	—	—	(16,371)	—	(16,371)
Balance, June 30, 2022	163,234,542	$163,235	597,513	$(5,008)	$1,686,743	$(23,380)	$(692,627)	$1,128,963

PERIMETER SOLUTIONS, SA AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)
(Unaudited)

	Six Months Ended June 30, 2022
	As Reported	Adjustment	As Restated
Cash flows from operating activities:
Net income	$45,034	$856	$45,890
Adjustments to reconcile net income to net cash used in operating activities:
Founders advisory fees - related party (change in accounting fair value)	(80,313)	—	(80,313)
Depreciation and amortization expense	33,086	—	33,086
Interest and payment-in-kind on preferred shares	3,268	—	3,268
Share-based compensation	12,465	(4,069)	8,396
Deferred income taxes	7,648	(7,777)	(129)
Amortization of deferred financing costs	793	—	793
Amortization of acquisition related inventory step-up	27,315	(3,177)	24,138
Gain on contingent earn-out	(9,398)	—	(9,398)
Unrealized loss on foreign currency	4,036	—	4,036
Loss on disposal of assets	9	—	9
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(44,477)	—	(44,477)
Inventories	(41,431)	—	(41,431)
Income tax receivable	(24,778)	14,167	(10,611)
Prepaid expenses and other current assets	7,301	—	7,301
Accounts payable	15,834	—	15,834
Deferred revenue	4,991	—	4,991
Accrued expenses and other current liabilities	2,789	—	2,789
Founders advisory fees - related party (cash settled)	(53,547)	—	(53,547)
Other liabilities	24	—	24
Net cash used in operating activities	(89,351)	—	(89,351)
Cash flows from investing activities:
Purchase of property and equipment	(4,006)	—	(4,006)
Purchase price adjustment under Business Combination Agreement	(1,638)	—	(1,638)
Net cash used in investing activities	(5,644)	—	(5,644)
Cash flows from financing activities:
Ordinary shares repurchased	(5,008)	—	(5,008)
Proceeds from exercise of warrants	529		529
Net cash used in financing activities	(4,479)	—	(4,479)
Effect of foreign currency on cash and cash equivalents	(578)	—	(578)
Net change in cash and cash equivalents	(100,052)	—	(100,052)
Cash and cash equivalents, beginning of period	225,554	—	225,554
Cash and cash equivalents, end of period	$125,502	$—	$125,502
Supplemental disclosures of cash flow information:
Cash paid for interest	$17,919	$—	$17,919
Cash paid for income taxes	$6,572	$—	$6,572
Non-cash investing and financing activities:
Liability portion of founders advisory fees - related party reclassified to additional paid in capital	$13,783	$—	$13,783

The impact of the revision on the Company’s unaudited financial statements for the March 2022 Quarter are presented below (in thousands):
MARCH 2022 QUARTER

	March 31, 2022
Condensed Consolidated Balance Sheet	As Reported	Adjustment	As Revised
Income tax receivable	$17,935	$(10,182)	$7,753
Total current assets	332,225	(10,182)	322,043
Total assets	2,523,596	(10,182)	2,513,414
Deferred income taxes	304,974	(6,881)	298,093
Total liabilities	1,382,313	(6,881)	1,375,432
Additional paid-in capital	1,684,071	(761)	1,683,310
Accumulated deficit	(699,014)	(2,540)	(701,554)
Total shareholders’ equity	1,141,283	(3,301)	1,137,982
Total liabilities and shareholders’ equity	2,523,596	(10,182)	2,513,414

Condensed Consolidated Statement of Operations and Comprehensive Income (Loss)	Three Months Ended March 31, 2022
	As Reported	Adjustment	As Revised
Cost of goods sold	$44,627	$(3,284)	$41,343
Gross profit	13,131	3,284	16,415
Selling, general and administrative expense	19,808	(654)	19,154
Total operating expenses	(25,989)	(654)	(26,643)
Operating income	39,120	3,938	43,058
Income before income taxes	27,579	3,938	31,517
Income tax benefit (expense)	10,232	(4,786)	5,446
Net income (loss)	37,811	(848)	36,963
Total comprehensive income (loss)	37,937	(848)	37,089
Earnings per share:
Basic	$0.24	$(0.01)	$0.23
Diluted	$0.22	$(0.01)	$0.21

	Three Months Ended March 31, 2022
Condensed Consolidated Statement of Shareholders’ Equity	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance, December 31, 2021, as reported	$1,670,033	$(736,825)	$1,083,310
Adjustments	—	(1,692)	(1,692)
Balance, December 31, 2021, as revised	1,670,033	(738,517)	1,081,618

Share-based compensation, as reported	$5,724	$—	$5,724
Adjustments	(761)	—	(761)
Share-based compensation, as revised	4,963	—	4,963

Net income, as reported	$—	$37,811	$37,811
Adjustments	—	(848)	(848)
Net income, as revised	—	36,963	36,963

Balance, March 31, 2022, as reported	$1,684,071	$(699,014)	$1,141,283
Adjustments	(761)	(2,540)	(3,301)
Balance, March 31, 2022, as revised	1,683,310	(701,554)	1,137,982

Condensed Consolidated Statement of Cash Flows	Three Months Ended March 31, 2022
	As Reported	Adjustment	As Revised
Cash flow from operating activities:
Net income (loss)	$37,811	$(848)	$36,963
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	$5,724	$(761)	$4,963
Deferred income taxes	6,239	(5,396)	843
Amortization of acquisition related inventory step-up	9,299	(3,177)	6,122
Changes in operating assets and liabilities, net of acquisitions:
Income tax receivable	$(16,150)	$10,182	$(5,968)
The impact of the revision on the Company’s audited financial statements for the December 2021 Period are presented below (in thousands):
DECEMBER 2021 PERIOD

	December 31, 2021
Consolidated Balance Sheet	As Reported	Adjustment	As Revised
Inventories	$110,087	$(3,177)	$106,910
Total current assets	374,937	(3,177)	371,760
Total assets	2,581,560	(3,177)	2,578,383
Deferred income taxes	298,633	(1,485)	297,148
Total liabilities	1,498,250	(1,485)	1,496,765
Accumulated deficit	(736,825)	(1,692)	(738,517)
Total shareholders’ equity	1,083,310	(1,692)	1,081,618
Total liabilities and shareholders’ equity	2,581,560	(3,177)	2,578,383

Consolidated Statement of Operations and Comprehensive Income (Loss)	November 9, 2021 Through December 31, 2021
	As Reported	Adjustment	As Revised
Cost of goods sold	$20,533	$3,177	$23,710
Gross profit	490	(3,177)	(2,687)
Operating loss	(677,578)	(3,177)	(680,755)
Loss before income taxes	(685,132)	(3,177)	(688,309)
Income tax benefit	4,675	1,485	6,160
Net loss	(680,457)	(1,692)	(682,149)
Total comprehensive loss	(687,592)	(1,692)	(689,284)
Net loss per share:
Basic and diluted	$(4.33)	$(0.01)	$(4.34)

	November 9, 2021 Through December 31, 2021
Consolidated Statement of Shareholders’ Equity	Accumulated Deficit	Total Shareholders’ Equity
Net loss, as reported	$(680,457)	$(680,457)
Adjustments	(1,692)	(1,692)
Net loss, as revised	$(682,149)	$(682,149)

Balance, December 31, 2021, as reported	$(736,825)	$1,083,310
Adjustments	(1,692)	(1,692)
Balance, December 31, 2021, as revised	$(738,517)	$1,081,618

Consolidated Statement of Cash Flows	November 9, 2021 Through December 31, 2021
	As Reported	Adjustment	As Revised
Cash flow from operating activities:
Net loss	$(680,457)	$(1,692)	$(682,149)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	(670)	(1,485)	(2,155)
Amortization of acquisition related inventory step-up	2,948	3,177	6,125
19. SUBSEQUENT EVENT
In connection with a realignment of the Company’s business operations, the role of Chief Operating Officer has been eliminated and Ernest Kremling, Chief Operating Officer, has left the Company effective January 13, 2023.
In connection with his departure, Mr. Kremling and the Company have entered into a Separation and Release Agreement, pursuant to which, in exchange for a general release of claims and certain restrictive covenants, Mr. Kremling is expected to receive a severance amount equal to: (i) 1.25 times his annual base salary; (ii) his target bonus for fiscal year 2023 adjusted for his time spent with the Company; plus (iii) the Company’s portion of the applicable premiums for COBRA continuation coverage for 15 months.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.
None.
Item 9A. Controls and Procedures.
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Exchange Act, PSSA has evaluated, under the supervision and with the participation of the Company’s management, including PSSA’s principal executive officer and principal financial officer, the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year covered by this Annual Report. Based on such evaluation, and although the Company has made progress in remediating the material weaknesses previously reported in our 2021 Annual Report, PSSA’s principal executive officer and principal financial officer have concluded that the design and operation of our disclosure controls and procedures remain ineffective due to material weaknesses that exist as of December 31, 2022.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a‑15(f) under the Exchange Act. Under the supervision of our principal executive officer and principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the guidelines established in Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the current period material weaknesses described below.
BDO USA, LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has provided an attestation report on PSSA’s internal control over financial reporting. As a result of the material weakness described below, such report includes an adverse audit report on the effectiveness of internal control over financial reporting as of December 31, 2022.
Material Weaknesses in Internal Control Over Financial Reporting Existing in the Current Period
In connection with the evaluation of the Company’s internal control over financial reporting as described above, management has identified the following deficiency in our control environment in the current period that constituted a material weakness in the Company’s internal control over financial reporting as of December 31, 2022:
•We failed to design and implement review controls at a sufficient level of precision over the consideration of key terms and conditions affecting grant date in accordance with ASC 718, Compensation — Stock Compensation, when accounting for performance-based stock.
This material weakness resulted in material errors to our previously issued condensed consolidated financial statements on Form 10-Q for the quarters ended June 30, 2022, and September 30, 2022, and a restatement of those previously issued condensed consolidated financial statements as described in Note 18 to our consolidated financial statements is included in this Annual Report on Form 10-K.
In addition, the following material weaknesses previously reported in our 2021 Annual Report continue to exist as of December 31, 2022:
•Failure to design and implement review controls at a sufficient level of precision around complex accounting areas and related disclosures, including business combinations and goodwill impairment assessment, specifically related to the determination of carrying value and review of valuation assumptions.
•Failure to design and implement controls over the business combination and its effects on the presentation of the statement of cash flows, equity issuance costs, and transaction costs and the judgments made in the determination of purchase consideration.

Remediation Efforts to Address the Material Weakness Existing in the Current Period
To remediate the material weaknesses that exist in our control environment as of December 31, 2022, the Company is taking the following actions:
•Management will enhance the precision at which certain review controls are executed related to the determination and application of accounting policies, specifically those associated with the application of ASC 718, Compensation — Stock Compensation, as well as continue to enhance the precision of other review controls executed over complex accounting areas and disclosure, with particular emphasis on those requiring significant judgment.
•Management will continue to enhance oversight and accountability related to the performance of controls over complex accounting areas and disclosure, including business combinations and goodwill impairment assessment.
Remediation of Previously Reported Material Weaknesses
As described further in our 2021 Annual Report, PSSA’s principal executive officer and principal financial officer had concluded that as of December 31, 2021, the design and implementation of our disclosure controls and procedures were not effective due to the existence of material weaknesses. Of the material weaknesses previously reported in our 2021 Annual Report, the following have been remediated as of December 31, 2022:
•Lack of appropriately designed and implemented controls related to (i) maintain segregation of duties between the creation, posting and approval of journal entries and (ii) ensure the assumptions made in connection with estimates used to value intangible assets acquired in business combinations are sufficiently reviewed.
•Failure to properly design and implement controls related to the forecasting of the repatriation of earnings with respect to APB 23.
Overall, management has concluded that these material weaknesses previously reported in our 2021 Annual report have been remediated due to the following actions taken by the Company:
•Implementation of new controls and procedures.
•Hiring of additional qualified resources.
•Engagement of outside resources to assist with the design and implementation of a system of risk-based internal controls that aligns to and is measured against the 2013 Framework.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than as described above.
Item 9B. Other Information.
None.
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable.

PART III
Item 10. Directors, Executive Officers and Corporate Governance.
The information required by this item is incorporated herein by reference to the 2023 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2022.
Item 11. Executive Compensation.
The information required by this item is incorporated herein by reference to the 2023 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2022.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
The information required by this item is incorporated herein by reference to the 2023 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2022.
Item 13. Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is incorporated herein by reference to the 2023 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2022.
Item 14. Principal Accounting Fees and Services.
The information required by this item is incorporated herein by reference to the 2023 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2022.

PART IV
Item 15. Exhibits, Financial Statement Schedules.
(a) The following documents are filed as a part of this report:
(1)Financial Statements: The consolidated financial statements and related notes, together with the report of BDO USA, LLP, Independent Registered Public Accounting Firm, appear in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report.
(2)Financial Statement Schedules: Financial statement schedules have been omitted because they either are not required, not applicable, or the information required to be presented is included in the Company’s consolidated financial statements and related notes.
(3)Exhibits:
See Index to Exhibits on page 133.
Item 16. Form 10-K Summary
None.

INDEX TO EXHIBITS

Exhibit Number	Description	Incorporated by Reference
		Form	Exhibit	Filing Date
2.1	Business Combination Agreement, dated as of June 15, 2021, among EverArc Holdings Limited, SK Invictus Intermediate S.à r.l., Perimeter Solutions, SA, EverArc (BVI) Merger Sub Limited and SK Invictus Holdings, S.à r.l.	S-4	2.1	September 1, 2021
3.1	Articles of Association of Perimeter Solutions, SA.	S-1/A	3.2	November 10, 2021
4.1*	Description of Securities.
4.2	Perimeter Solutions, SA Warrant Instrument.	S-1/A	4.4	November 10, 2021
4.3	Indenture, dated as of October 22, 2021 between EverArc Escrow S.à r.l. and U.S. Bank National Association.	S-4/A	4.5	October 25, 2021
10.1†	Advisory Services Agreement, dated as of December 12, 2019 by and between EverArc Holdings Limited and EverArc Founders LLC.	S-4/A	10.3	October 8, 2021
10.2†	Assignment and Assumption Agreement, dated as of November 9, 2021 by and between Perimeter Solutions, SA, EverArc Holdings Limited and EverArc Founders LLC.	S-1/A	10.16	November 10, 2021
10.3†	Employment Agreement, dated as of October 1, 2021 by and between Perimeter Solutions, SA and Edward Goldberg.	S-4/A	10.6	October 8, 2021
10.4†	Employment Agreement, dated as of October 1, 2021 by and between Perimeter Solutions, SA and Barry Lederman.	S-4/A	10.5	October 8, 2021
10.5†	Employment Agreement, dated as of October 1, 2021 by and between Perimeter Solutions, SA and Shannon Horn.	S-4/A	10.7	October 8, 2021
10.6	Letter Agreement, dated as of June 15, 2021 between EverArc Holdings Limited, Perimeter Solutions, SA and Edward Goldberg.	S-4/A	10.12	October 8, 2021
10.7	Letter Agreement, dated as of June 15, 2021 between EverArc Holdings Limited, Perimeter Solutions, SA and Barry Lederman.	S-4/A	10.9	October 8, 2021
10.8	Letter Agreement, dated as of June 15, 2021 between EverArc Holdings Limited, Perimeter Solutions, SA and Shannon Horn.	S-4/A	10.8	October 8, 2021
10.9†	Perimeter Solutions, SA 2021 Equity Incentive Plan.	S-1/A	10.13	November 10, 2021
10.10	Credit Agreement, dated as of November 9, 2021, by and among SK Invictus Intermediate S.à r.l., as guarantor; SK Invictus Intermediate II S.à r.l., as borrower; the other guarantors party thereto; the lenders, L/C issuers and swing line lender parties thereto; Morgan Stanley Senior Funding, Inc., as administrative agent; and Morgan Stanley Senior Funding, Inc., Barclays Bank PLC and Goldman Sachs Bank USA, as joint lead arrangers and bookrunning managers.	S-1/A	10.15	November 10, 2021
10.11†	Form of Option Award Agreement (2021).	10-K	10.11	March 31, 2022
10.12†	Form of Option Award Agreement (2022).	10-K	10.12	March 31, 2022
10.13†	Separation and Release Agreement, dated as of May 6, 2022 by and between Perimeter Solutions, SA and Barry Lederman.	10-Q	10.1	May 10, 2022
10.14†	Employment Agreement, dated as of May 6, 2022 by and between Perimeter Solutions, SA and Charles Kropp.	10-Q	10.2	May 10, 2022
10.15†*	Employment Agreement, dated as of May 6, 2022 by and between Perimeter Solutions, SA and Jeffrey Emery.
10.16†*	Separation and release Agreement, dated as of January 13, 2023 by and between Perimeter Solutions, SA and Earnest Kremling.
21.1*	Subsidiaries of Perimeter Solutions, SA
23.1*	Consent of BDO USA, LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).
*    Filed herewith.
**    Furnished herewith.
†    Management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perimeter Solutions, SA

Date: March 1, 2023	By:	/s/ Edward Goldberg
Edward Goldberg
Chief Executive Officer and Director
(Principal Executive Officer)
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date

/s/ Edward Goldberg	Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2023
Edward Goldberg

/s/ Charles Kropp	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 1, 2023
Charles Kropp

/s/ W. Nicholas Howley	Co-Chairman of the Board	March 1, 2023
W. Nicholas Howley

/s/ William N. Thorndike, Jr.	Co-Chairman of the Board	March 1, 2023
William N. Thorndike, Jr.

/s/ Haitham Khouri	Vice-Chairman and Director	March 1, 2023
Haitham Khouri

/s/ Vivek Raj	Director	March 1, 2023
Vivek Raj

/s/ Tracy Britt Cool	Director	March 1, 2023
Tracy Britt Cool

/s/ Bernt Iversen II	Director	March 1, 2023
Bernt Iversen II

/s/ Sean Hennessy	Director	March 1, 2023
Sean Hennessy

/s/ Robert S. Henderson	Director	March 1, 2023
Robert S. Henderson